UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Nori LLC

Legal status of issuer Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Washington

Date of organization
October 31, 2017

Physical address of issuer
2233 NW 58th St., Suite 345, Seattle, WA 98107

Website of issuer
https://nori.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize

PrimeTrust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this Offering

Type of security offered
"Class CF" Debt Payable by Assets Agreements (DPAs)

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from target offering amount)

$1,070,000.00

Deadline to reach the target offering amount

December 31, 2018

NOTE: IF THE SUM OF THE INVESTMENT COMMITMENTS DOES NOT EQUAL OR EXCEED THE TARGET OFFERING AMOUNT AT THE OFFERING DEADLINE, NO SECURITIES WILL BE SOLD IN THE OFFERING, INVESTMENT COMMITMENTS WILL BE CANCELLED AND COMMITTED FUNDS WILL BE RETURNED.

Current number of employees

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Island

Offering Memorandum, dated September __5_, 2018

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)



NORI LLC

Regulation Crowdfunding Offering

Debt Payable by Assets Agreements (DPAs)
Payable by Class CF Tokens

In an aggregate amount of up to $1,070,000

This Offering Memorandum has been prepared by NORI LLC, a Washington limited liability company (the "***Company***") for use by prospective Investors ("***Investors***") in a Regulation Crowdfunding offering ("***Offering***") of the Company's Debt Payable by Assets Agreements ("***DPAs***"). The Company may repay the DPAs using Class CF "NORI" tokens, which are being developed, produced and offered by the Company (the "***Class CF Tokens***"), or in certain circumstances in USD cash, as described in the DPAs. Together, the DPAs and the Class CF Tokens are referred to in this Offering Memorandum as the "***Securities***".

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. *See* **"Risk Factors", below.**

NASAA Uniform Legend. In making an investment decision, Investors must rely on their own examination of the Company and the terms of the offering, including the merits and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, the foregoing authorities have not confirmed the accuracy or determined the adequacy of this document. Any representation to the contrary is a criminal offense.

Special Notice to Foreign Investors. If the Investor lives outside the United States, it is the Investor's responsibility to fully observe the laws of any relevant territory or jurisdiction outside the United States in connection with any purchase of the Securities, including obtaining required governmental or other consents or observing any other required legal or other formalities. The Company reserves the right to deny the purchase of the Securities by any foreign purchaser.

Special Notice to Canadian Investors. If the Investor lives within Canada, it is the Investor's responsibility to fully observe the laws of Canada, specifically with regard to the transfer and resale of any Securities acquired in this Offering.

Notice regarding Escrow Agent. PrimeTrust, the Escrow Agent servicing the Offering, has not investigated the desirability or advisability of an investment in this Offering or the Securities. The Escrow Agent makes no representations, warranties, endorsements, or judgement on the merits of the Offering or the Securities. The Escrow Agent's connection to the Offering is solely for the limited purposes of acting as a service provider.

Please also carefully read the "Other Important Notices" below.

REGULATION CROWDFUNDING OFFERING
OF
NORI LLC

Debt Payable by Assets Agreements (DPAs)
payable by Class CF Tokens

In an aggregate amount of up to $1,070,000

NORI, LLC, a Washington limited liability company ("*Nori*", "*we*", "*us*" or the "*Company*"), is offering for sale (this "*Offering*") up to $1,070,000 in "Debt Payable by Assets" Agreements (each, a "*DPA*" and, collectively, the "*DPAs*"), in $1.00 increments with a minimum purchase of $10.00 per Investor. Each DPA is a convertible instrument that provides its holder with the right to receive either (a) repayment of its face value, plus interest, in our proposed digital Class CF "NORI" Tokens ("*Class CF Tokens*"), at the rate of $0.21055 per Class CF Token, or (b) in certain events, repayment of the holder's investments, either with or without interest, in USD cash. Together, the DPAs and the Class CF Tokens are referred to in this Offering Memorandum as the "*Securities*".

The Company is filing this Form C (including the cover page and all exhibits attached thereto, the "*Form C*") for the Offering in reliance on Section 4(a)(6) ("*Regulation Crowdfunding*") of the federal Securities Act of 1933 ("*Securities Act*"). This Offering commenced on the date the Form C was filed with the U.S. Securities and Exchange Commission (the "*SEC*") and will terminate on December 31, 2018, unless earlier terminated or extended by the Company in its sole discretion (as it may be extended, the "*Investment Deadline*").

The Company intends to raise at least $50,000 (the "*Minimum Offering Amount*") and up to $1,070,000 (the "*Maximum Offering Amount*") from Investors in the Offering. The minimum amount of DPAs that can be purchased is $10.00 per Investor (which may be waived by the Company, in its sole and absolute discretion).

This Offering Memorandum contains a summary of the Securities. Each prospective Investor should review this Offering Memorandum, the attached form of DPA, and all other Exhibits for complete information concerning the rights, privileges and obligations of the Investors. *See* "The Offering" and "NORI Tokens". The Company reserves the right to modify the terms of the Offering or the Securities described in this Offering Memorandum at any time before closing of the Offering.

The DPAs will be offered on a "best efforts" basis. Oversubscriptions will be allocated at the sole discretion of the Intermediary. If the Company does not raise the Minimum Offering Amount in this Offering by the Investment Deadline, no DPAs will be sold in this Offering, subscriptions will be canceled and committed funds will be returned to prospective Investors.

Each prospective Investor will be required to execute a DPA, in the form attached to this Offering Memorandum as **Exhibit C**. An Investor's investment commitment may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the DPAs at any time and for any reason. *See* "The Offering". Investors may cancel an investment commitment until 48 hours prior to the Investment Deadline or the closing of the Offering, whichever comes first using the cancellation mechanism provided by the Intermediary.

Generally, the aggregate investment that Investors may make in this Offering may not exceed 5% or 10% of the Investor's annual income or net worth. *See* "Investment Limits". We encourage prospective Investors to review Rule 227 of Regulation Crowdfunding before making any representation that the intended investment does not exceed applicable thresholds. For general information on investing, we encourage Investors to refer to www.sec.gov.

The Securities are subject to restrictions on transfer and resale. There is currently no trading market for the Securities, and a trading market for the Securities may never ever exist. *See* "The DPAs ― Transfer Restrictions."

The Offering is being conducted through OpenDeal Inc., a Delaware corporation and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal, or a successor entity (the "***Intermediary***") operating at https://republic.co/. PrimeTrust, LLC will serve as the qualified third party "***Escrow Agent***" for the Offering funds.

The price to the public and expected Intermediary fees and proceeds (before expenses) to the Company are disclosed below:

Minimum amount of DPAs being offered and amount outstanding if minimum achieved	$50,000
Maximum amount of DPAs being offered and amount outstanding if maximum achieved	$1,070,000
Purchase price per DPA increment	$1.00
Minimum investment amount per investor	$10.00
Offering deadline	December 31, 2018
Use of proceeds	*See* "The Offering – Use of Proceeds, page 18.
Voting Rights	None; *see* "Not Equity Securities", page 17

	Price to Public	Intermediary Fees*	Proceeds to the Company**
Minimum investment	$10.00	$0.60	$9.40
Minimum Offering Amount	$50,000	$3,000	$47,000
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

* The Intermediary is entitled to a cash commission equal to 6% of the amount raised in the Offering. In addition, the Intermediary will be entitled to receive DPAs having a face value equal to 2% of those sold in the Offering.

** Not including expenses of the Offering, including professional fees, costs of securities compliance, escrow fees and expenses and the fees and expenses of posting offering information on the Intermediary. *See* "Use Of Proceeds."

OTHER IMPORTANT NOTICES:

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. Any representation to the contrary is unlawful.

The Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that the Securities are exempt from registration.

You should rely only on the information contained in this Form C. No person is authorized to give any information or make any representation not contained in this Form C. Any information or representation not contained herein must not be relied upon as having been authorized by the Company. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and you should conduct your own independent analysis. The statements of the Company contained herein are based on information believed to be reliable, but no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. Statements contained herein as to the content of any agreements or other document are summaries only and qualified in their entirety by the actual agreements or other documents.

The Company makes no representations as to the effect of the purchase of the DPAs or the Tokens upon either the particular investment situation or the particular tax situation of any prospective Investor. Prospective Investors are not to construe the contents of this Form C as legal, accounting or tax advice or as information necessarily applicable to each prospective Investor's particular financial situation. Each Investor should consult his or her own financial adviser, counsel and accountant as to legal, tax and related matters concerning his or her investment.

The Securities are speculative and involve a high degree of risk. The Securities should not be purchased by Investors who cannot afford the loss of their entire investment. *See* "Risk Factors".

This Form C does not constitute an offer in any jurisdiction in which an offer is not permitted. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted.

The Securities will have transfer restrictions. No Securities may be pledged, transferred, resold or otherwise disposed of by any purchaser except pursuant to Regulation Crowdfunding. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward- looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

DISCLAIMER OF TELEVISION PRESENTATION

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "***Presentation***"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in this Offering Memorandum, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting conversational exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and each of its Exhibits. Each prospective Investor is urged to read this Form C and the attached Exhibits carefully.

COMPANY, BUSINESS AND USE OF PROCEEDS:	
The Company	Nori LLC is a Washington limited liability company, formed on October 31, 2017. The Company is currently also conducting business under the name of Nori. The Company is located at 2208 NW Market St., Suite 513, Seattle, WA 98107. The Company's website is ***https://nori.com***.
Founders/ Management	The Company was founded by its management team and members: Paul Gambill – Chief Executive Officer, Chrisophe Jospe – Chief Development Officer, Paul Carduner – Chief Technology Officer, and Alexsandra Guerra - Director of Strategic Planning, Aldyen Donnelly - Director of Carbon Economics, Jaycen Horton – Principal Blockchain Architect, and Ross Kenyon - Lead Growth Strategist. *See* "Management and Employees", below.
Our Business	The Company is building a transparent and secure on-line platform to simplify the process by which third parties pay to remove excess carbon dioxide from the atmosphere, using smart contracts, recorded on the Company's blockchain application (the "***Platform***"). The Company is also developing a blockchain-based network ("***Network***") to distribute its proprietary crypto-currency tokens, called "NORI" ("***NORI Tokens***"). The NORI Tokens will serve as the economic unit of exchange for CRCs on the Platform, with one NORI Token purchasing one CRC. That exchange rate will be fixed throughout the life of the Nori marketplace. *See* "NORI Tokens", below. The Company projects that it will complete development of the Platform and the Network during first quarter 2019 (the "***Platform Launch***").
Use of Proceeds	The Company will use Offering proceeds towards development and launch the Platform and the Network: hiring strategic employees and consultants, including finance, product development and sales/marketing personnel; legal and compliance costs under the securities and commodities exchange laws; facilities; and marketing.
OFFERING:	
DPAs	The Company is offering for sale Debt Payable in Assets Agreements ("***DPAs***") which may be repaid (a) in Class CF Tokens in the future, if and when the Platform Launch occurs, or (b) in cash at maturity or other Escrow Events. *See* "The DPAs – Escrow Events". Potential Investors should be aware that, when they purchase a DPA, they will only be receiving the opportunity to be repaid in Class CF Tokens, and are not purchasing Class CF Tokens themselves.
Offering Amount	$50,000 Minimum Offering Amount $1,070,000 Maximum Offering Amount
Minimum Investment	$10.00 is the minimum investment per Investor.
Investment Deadline	Investments will be accepted until December 31, 2018 ("***Investment Deadline***"). The Company may elect to extend the Investment Deadline or to close the Offering early as discussed below.
Closing	The Offering will close on the earlier of (a) the Investment Deadline, or (b) five days after Company delivers notice to the Investors that it has achieved at least the Minimum Investment is closing the Offering.

Effective Date	In the event of a successful Offering, the DPAs will be issued within 30 days of the closing of the Offering (the "*Effective Date*").
Escrow Account	The Intermediary will place all Offering proceeds into an Escrow Account with the Escrow Agent as they are received. If the Minimum Offering Amount has not been achieved by the Investment Deadline, then the Intermediary will instruct the Escrow Agent to return all escrowed investments. Upon closing of a successful Offering and the confirmation of all investment commitments, the Intermediary will instruct the Escrow Agent to (a) distribute 50% of the Net Debt Amount (as defined in the DPA) to the Company, and (b) the Escrow Agent will retain the other 50% in the Escrow Account until certain events occur ("*Escrow Amount*"). *See* "The DPAs – Escrow Events", below.
Termination	The Offering will continue until the earlier of (a) it having been completely sold or (b) the Investment Deadline, unless the Company elects to extend the Offering or to terminate the Offering before or after the Investment Deadline, in its discretion.
DEBT PURCHASE AGREEMENTS (undefined capitalized terms are defined as stated in the form of DPA attached as **Exhibit C**) (*See also* "The DPAs".)	
Maturity Date	The DPAs will mature three years from the date of issuance.
Prepayment	The Company may prepay the DPAs at any time without penalty, subject to the below.
Interest	➢ If the DPA is repaid in Tokens, a flat 15.75% of the face value of the DPA (the "*Debt Amount*"), payable in Class CF Tokens ("*Asset Interest Amount*"). ➢ If the DPA is repaid in USD cash, a flat 10% of the Debt Amount, payable in USD cash ("*Fiat Interest Amount*").
Repayment in Class CF Tokens	Upon conducting its planned Public Token Offering, the Company must repay the DPA's Debt Amount and the Asset Interest Amount in Class CF Tokens valued at $0.21055 per Class CF Token. However, the Company has no obligation to launch the Network, in which case it will have no obligation to repay the DPA in Class CF Tokens.
Digital Wallet Requirement	If and when issued under the DPAs, the Class CF Tokens will be delivered to each Investor's digital wallet. The Company will provide 30-days' notice to Investors, so that each Investor can provide a digital wallet address for purposes of delivery. If any Investor does not provide a digital wallet address in that period, the Company may repay that DPA in USD cash, without interest.
Repayment in USD Cash	If the Company does not launch the Network: *1ˢᵗ Six Months:* During the first six months after the Effective Date, the Company may elect to pre-pay the DPAs' Debt Amount without paying any interest. *After six months:* After the six-month anniversary of the Effective Date, the Company may elect to pre-pay the DPAs' Debt Amount plus the Fiat Interest Amount in USD cash. *At maturity:* If the DPAs mature without having been pre-paid by the Company, the Company will repay the DPA's Debt Amount plus the Fiat Interest Amount in USD cash.
Investor Early Repayment Right	After the first six months, but before the second anniversary date of the Effective Date, an Investor may elect to provide an Early Repayment Notice, in which case (a) their Debt Amount will be repaid in USD cash without interest, and (b) their DPA will be considered repaid in full. However, Investors may not elect to send an Early Repayment Notice after a Capital Call (as described below) has occurred.
Capital Call	After the six-month anniversary of the Effective Date, but before the second anniversary date, the Company may elect to withdraw all Escrow Debt Amounts remaining in the Escrow Account (a "*Capital Call*"). In that case, the Company will provide the Investors with a notice of the Capital Call and the Investors will have 15 days to send an Early Repayment Notice electing to be repaid before the Capital Call occurs. Investors who do

	not send an Early Repayment Notice forfeit their right to do so in the future.
Escrow Events	The Escrow Agent will release the Escrow Amount: ➢ To the Company on the earlier of: (a) the Company's full repayment of DPAs in Class CF Tokens, (b) a Capital Call, or (c) the second anniversary of the Effective Date (each an "***Escrow Release Event***"). ➢ To the Lenders on the earlier of (a) the Company's decision to pre-pay the DPAs in USD cash, (b) repayment of the Lenders in USD Cash at Maturity, (c) all of the Lenders requesting early repayment in a 15-day period, or (d) a Dissolution Event (each an "*Escrow Refund Event*").
Dissolution Event	If a Dissolution Event occurs (*see* "The DPAs – Dissolution Event"), then the Lenders will (a) receive their *pro rata* share of any funds remaining in the Escrow Account and not previously paid to any Lender after that Lender's exercise of its early repayment rights, and (b) have the rights of an unsecured creditor as to any unpaid amounts.
Termination	The DPAs will expire and terminate upon (a) full repayment of the DPAs either through Class CF Tokens or USD Cash, (b) return of all Escrowed Amounts through an Escrow Event, or (c) the payment or setting aside for payment of amounts due to the Investor as a result of a Dissolution Event.
Restrictions on Transfer; Holding Period	The Securities may not be offered, sold or transferred in the United States absent registration or an applicable exemption from the registration requirements. In particular, the Securities (a) may not be transferred, before expiration of the one-year holding period, or thereafter within the United States or to a "U.S. person" in compliance with applicable federal securities laws, and (b) may only be transferred in a transaction outside the United States to non-U.S. persons. Any transfer of the Securities made in violation of these restrictions will be void. No DPAs may be transferred without the express written consent of the Company. *See "The DPAs – Restrictions on Transfer"*.
No Equity Rights	None of the Securities constitute an equity or other ownership interest of any kind in the Company, or give Investors any rights to (a) any of the profits or revenues of the Company, (b) any information as to the financial condition of the Company, or (c) vote on any aspect of how the Company, Platform, or the Network is governed.
CLASS CF TOKENS (S*ee* "NORI Tokens", below, for a more complete discussion.)	
Projected Launch Date; No Guarantees	It is anticipated that Platform Launch will occur in Q1 of 2019. However, Class CF Tokens will be used to repay the DPAs only after they have been fully developed and are fully functional on the Network, and the Company has conducted a Public Coin Offering. There are no guarantees as to the timing of the Platform Launch date, which is dependent on many factors, including many outside the Company's control. There is no guarantee that the Class CF Tokens will ever be distributed to Investors in repayment of the DPAs.
Recordation of Ownership	Ownership of any Class CF Tokens used to repay the DPAs will be recorded in the NORI token smart contract on the Ethereum blockchain at the point when those Class CF Tokens are delivered.
Future Valuation of Tokens	It is anticipated that the value of any issued Class CF Tokens will fluctuate over time. After delivery, the value of the Class CF Tokens will reflect current pricing on third-party exchanges. The Company will not provide any Class CF Token valuations to Investors in the DPAs. Over the longer term, the Company anticipates that the Class CF Tokens can grow in value based on increasing demand resulting from, among other things, increased CRC sales activity on the Platform. However, there can be no guarantee that the Class CF Tokens will hold their value or increase in value. Many factors will influence this outcome.

INVESTMENT LIMITS

Individual Investors are limited in the amounts they are allowed to invest in all Regulation Crowdfunding offerings over the course of a 12-month period:

➢ If *either* of an Investor's annual income *or* net worth is <u>less than $107,000</u>, then the Investor's investment limit is the greater of:

  o $2,200 or

  o 5% of the lesser of the Investor's annual income or net worth.

➢ If *both* annual income *and* net worth are <u>equal to or more than $107,000</u>, then the Investor's limit is 10% of the lesser of their annual income or net worth.

➢ During the 12-month period, the aggregate amount of securities sold to an Investor through all Regulation Crowdfunding offerings <u>may not exceed $107,000</u>, regardless of the Investor's annual income or net worth.

Spouses are allowed to calculate their net worth and annual income jointly. This chart illustrates a few examples of the investment limits:

Investor Annual Income	Investor Net Worth	Calculation	Investment Limit
$30,000	$105,000	Greater of $2,200 or 5% of $30,000 ($1,500)	$2,200
$150,000	$80,000	Greater of $2,200 or 5% of $80,000 ($4,000)	$4,000
$150,000	$107,000	10% of $107,000 ($10,700)	$10,700
$200,000	$900,000	10% of $200,000 ($20,000)	$20,000
$1,200,000	$2,000,000	10% of $1,200,000 ($120,000), subject to $107,000 cap	$107,000

BUSINESS

The Company

Nori LLC is a Washington limited liability company, formed on October 31, 2017. The Company is located at 2208 NW Market St., Suite 513, Seattle, WA 98107. The Company's website is https://nori.com. However, the information available on or through our website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

Industry

Please see our White Paper attached as **Exhibit B** for a brief introduction to the carbon removal certificate industry. Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors should conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Our Business

The Company is building a transparent and secure on-line platform to simplify the process by which third parties pay to remove excess carbon dioxide from the atmosphere, using smart contracts, recorded on the Company's blockchain application (the "***Platform***"). The Company projects that it will complete development of the Platform and the Network (discussed below), and launch both during first quarter 2019 (the "***Platform Launch***").

The Company's goal is to build a more efficient CO2 removal market by reducing the roles of middlemen in the carbon removal certificate ("***CRC***") purchase and sale transaction process, to track the offer, purchase, and sale of CRCs from source to end use, and to ensure easy carbon accounting. The "Nori Carbon Removal Marketplace" ("***Nori Marketplace***") will enable measured and verified carbon removal activities to be sold by suppliers in the form of CRCs, each representing one tonne of CO2 removed, to buyers of the CRCs. One "tonne" is equivalent one metric ton, or 2000 kilograms.

Once operational, the Nori Marketplace will enable suppliers of CRCs to offer them for sale to buyers who wish to pay for removing carbon dioxide from the atmosphere. We intend to charge a transaction fee to the buyers of the certificates to generate revenue for our Company.

The Company's business model is to vertically integrate the processes of measurement, verification, listing for sale, and facilitation of sale of CRCs. This is fundamentally new to the market, where previous participants have served as either certification bodies (measurement and verification) or market operators. *See* "Competition". By doing so, the Company expects to be able to dramatically reduce the transaction costs associated with offering CRCs for sale to the market.

Because the Platform is still in development, many of its features, and the details of how it will operate, are subject to change. Potential Investors should be prepared for the Platform to evolve differently than described.

Token Network and NORI Tokens

The Company's proprietary crypto-currency tokens, called "NORI" ("***NORI Tokens***"), are digital token assets under development (a) to be used on an established decentralized blockchain protocol created by the Company, and (b) the ownership and transfer of which will be affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company primarily develops (the "***Network***"). The NORI Tokens will serve as the economic unit of exchange for CRCs on the Platform, with one NORI Token purchasing one CRC. That exchange rate will be fixed throughout the life of the Nori Marketplace. *See* "NORI Tokens".

Customer Base

     CRC Suppliers. CRC suppliers in the Nori Marketplace will be individuals, aggregators, or businesses that would be doing the work of removing carbon dioxide and thus driving the creation of CRCs. For example, these are practitioners of regenerative agriculture, large landowners, agroforestry operators, managed mine tailings, and direct air capture technology, etc.

     CRC Buyers. Buyers in the Nori Marketplace will be emitters who are adding CO2 into the atmosphere and paying for its management. These could be individuals or businesses with a strong sense of environmental responsibility and commitment to reducing their carbon footprint who would ultimately participate in the market to reverse the carbon footprint of their projects. The most proactive of them are interested in having a net-positive footprint: removing more CO2 from the atmosphere than they emit.

Marketing Activities

To interact with potential buyers and suppliers in this marketplace, we've undertaken the following business development activities:

➢ Hosted Reversapalooza conference in April 2018 to gather feedback from potential market participants.

➢ Hosted weekly podcast since December 2017 interviewing different potential market participants and influencers.

- ➢ Hosted five webinars discussing different design aspects of the marketplace with potential market participants.

- ➢ Regular blog updates describing our platform development status.

- ➢ Regular meetings with key market stakeholders.

Competition

The Company's primary competitors are carbon offset credit registries, including Verra, American Carbon Registry, and Climate Action Reserve. However, the market participants serve either as certification bodies (measurement and verification) or market operators, where our market is modeled to provide both.

Service Providers

COMET-Farm is intended to be our initial baseline generator to establish a dynamic baseline for estimating carbon stock changes in cropland soil. The COMET-Farm model will estimate each projects' carbon removal claims, taking in information about a farmer's growing practices and determining how much CO_2 was removed by means of regenerative agriculture. When a carbon removal claim report is verified, the Company issues CRCs to the project owner for sale through our Platform.

Intellectual Property

The Company has developed and is developing proprietary software that will, among other things:

- • Enable creation and distribution of NORI Tokens

- • Enable generation of and sale of carbon removal certificates

- • Track and provide data describing verified carbon removal activities

An application for a trademark on the Nori logo was submitted to the US Patent and Trademark Office on February 20, 2018.

Governmental/Regulatory Approval and Compliance

There are different aspects of our business model that are subject to oversight by the U.S. Commodity Futures Trading Commission ("*CFTC*"). CRCs are a commodity that is potentially subject to CFTC regulation. The Company is working with legal counsel to structure its Platform so that the CRCs bought and sold on the Company's Platform fall under the CFTC's exclusions for environmental products.

In addition, the DPAs, the NORI Tokens, and all other securities that are convertible or redeemable for NORI Tokens, are subject to compliance with the SEC's enforcement of the United States securities laws.

Litigation

None

NORI TOKENS

Token Classes

The Company intends to create four classes of NORI Tokens:

- ➢ the Class CF Tokens issuable to repay the DPAs,

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- "*Class A Tokens*" and "*Class B Tokens*" to be issuable under Simple Agreement for Future Tokens ("*SAFTs*") which the Company intends to offer in a Rule 506(c) offering under Regulation D under the Securities Act after or contemporaneously with this Offering, and

- "*Class R Tokens*" that the Company may offer after Platform Launch under Regulation A+ or then-available exemption from securities law registration.

Class CF Tokens. If and when the Class CF Tokens are issued and used to repay the DPAs, the Class CF Tokens may become freely tradeable only if a secondary exchange agrees to accept the Class CF Tokens for resale at that time, in compliance with the Securities Laws. *Also see* "Resales".

Class A Tokens. The purpose of the Class A Tokens is to establish pre-existing demand for CRCs and are meant to be sold to future buyers of CRCs. Having the anticipated 19 million Class A Tokens that can only be used to purchase CRCs indicates to the CRC suppliers that there will be buyers for their CO_2 removal. To that end, all Class A Tokens will have a contractual requirement that they be used to purchase CRCs on the Platform before they can be traded on any then-available secondary exchange. *Also see* "Resales"*, below. Thus, if and when issued under the terms of the SAFTs, and after expiration of the applicable Rule 144 holding period (*see* "The DPAs – Transfer Restrictions"), holders of Class A Tokens initially will only be able to use them inside the Nori Marketplace. Thereafter, the Class A Tokens may become freely tradeable only if a secondary exchange agrees to accept the Class A tokens for resale at that time, in compliance with the Securities Laws. *Also see* "Resales", below.

Class B Tokens. While it is hoped that buyers purchase the Class B Tokens for the purpose of buying CRCs in the Nori Marketplace, there will be no requirement that Class B Tokens be used to purchase CRCs. Thus, if and when issued under the terms of the SAFTs, and expiration of the applicable Rule 144 holding period (*see* "The DPAs – Transfer Restrictions"), the Class B Tokens may become freely tradeable only if a secondary exchange agrees to accept the Class B tokens for resale at that time, in compliance with the Securities Laws. *Also see* "Resales", below.

Class R Tokens. After the Nori Marketplace has launched, the Company intends to offer an additional tranche of Class R Tokens (R for "retail") in an "*Public Token Offering*", which it plans to either register with the SEC under Regulation A+ under the Securities Act, or to conduct under a future exemption from registration that may be made available for use by the NORI Tokens. The Company plans to release the Class R Tokens in a "metered" distribution: i.e. each sale of a tranche of Class R Tokens will last for less than four weeks. If at the end of the applicable sale period there are any unsold Class R Tokens in that tranche, then the unsold Class R Tokens in that tranche will be "burned", i.e. withdrawn from circulation. Nori expects to offer the first tranche of Class R Tokens at or shortly after launch of the Nori Marketplace, and then two more tranches in the first year of operation. After the first year, we anticipate conducting a sale of a tranche of Class R Tokens each quarter until we have sold or burned all 250 million Class R Tokens. *See* "Offerings of Token Classes", below. While it is hoped that buyers purchase the Class R Tokens for the purpose of buying CRCs in the Nori Marketplace, there will be no requirement that Class R Tokens be used to purchase CRCs. The price of the Class R tokens is projected to begin at $1 per Class R Token, but is expected to vary over time. That variable price may be calculated based upon the results of "forward agreement contract auctions" of the Class R Tokens that the Company anticipates conducting in the future. *See* the Company's White Paper attached as **Exhibit B**.

Offerings of Tokens Classes

This Offering is the Company's first offering of NORI Tokens or any other of its securities. As discussed in *"Token Classes"*, above, the Company anticipates issuing NORI Tokens in a series of securities offerings and other issuances, as follows:

Future Token Class/Use	Estimated Percentage	Estimated Total Class CF Tokens	Estimated Maximum Offering Proceeds
Pre-Platform Launch:			
Reg CF Crowdfunded Offering (this Offering):			
Debt Payable in Asset Agreements under federal Regulation CF under which Class C Tokens are issuable at Platform Launch.	1%	6,000,000*	$1,070,000
Rule 506(c) Offering:			
Class A SAFTs under which Class A Tokens are issuable at Platform Launch.	3.8%	19,000,000	$1, 425,000
Class B SAFTs under which Class B Tokens are issuable at Platform Launch.	15.2%	75,000,000	$11,250,000
Company's Incentive Plan pool (under federal Rule 701)	10%	50,000,000	--
Post-Launch:			
Class R Tokens to be sold in the Public Token Offering or other offerings under Regulation A+ or other exemption or registration process available under the Securities Laws.	50%	250,000,000	$250,000,000
Insurance Reserve (to be released by the Company into the marketplace to support an orderly marketplace for the Tokens if and when such marketplace is developed).	20%	100,000,000	--
Estimated Totals	**100%**	**500,000,000**	**$263,745,000**

* If the DPAs are repaid in Class CF Tokens, this total includes (a) 5,882,353 Class CF Tokens issuable under the DPAs sold in the Offering , and (b) $117,647 Class CF Tokens issuable under the DPAs issued to the Intermediary.

Projected Launch Date

It is anticipated that the Platform Launch will occur in Q1 of 2019. It is anticipated that not all of the planned functionality of the Platform will be in place as of the Platform Launch date. NORI Tokens will be issued only after they have been fully developed and are fully functional on the Platform. There are no guarantees as to the timing of the Platform Launch date, which is dependent on many factors, including many outside the Company's control. Additional information on projected development of the Platform is available in the Nori Whitepaper attached as **Exhibit B**. All projected timing is subject to change.

Recordation of Ownership

Ownership of the NORI Tokens will be recorded in the NORI token smart contract on the Ethereum blockchain on the point if and when those NORI Tokens are delivered.

Future Valuation of Tokens

It is anticipated that the value of the NORI Tokens will fluctuate over time. After delivery, the value of the NORI Tokens will reflect then-current pricing on secondary exchanges. The Company will not provide any NORI Token valuations to Investors in the DPAs. Over the longer term, the Company anticipates that the NORI Tokens can grow in value based on increasing demand resulting from, among other things, increased CRC sales activity on the Platform. However, there can be no guarantee that the NORI Tokens will hold their value or increase in value. Many factors will influence this outcome.

Tokens Still in Development

Because the NORI Tokens are still in development, many of the terms associated with them may change, and additional terms may apply. There is no guarantee that the NORI Tokens will develop as planned.

Relationship to Third-Party Blockchain Networks

The Company expects that the NORI Tokens will be built on the Ethereum blockchain system, using the ERC-20 standard as the backbone for many of their functions. ERC-20 is a standardized mechanism for exchanges and other forms of smart contracts. Additionally, ETH is the protocol layer token for Ethereum that is expected to be used to purchase the NORI Tokens. ETH is a virtual currency and is widely viewed in the crypto asset community as an alternative to Bitcoin as a medium of exchange for goods and services. Because the Company expects that the NORI Tokens will be built on the Ethereum blockchain and ERC-20, they may be in part dependent on Ethereum's effectiveness and success, as well as the success of other blockchain and decentralized data storage systems that are incorporated into the Platform. There is no guarantee that any of these systems or their sponsors will continue to exist or be successful, in which case the Company would need to modify its protocols to adapt to a new way of providing its services. This could lead to disruptions of the Platform and use of the NORI Tokens.

It is not guaranteed that the Company will use the ERC-20 standard. If the NORI Tokens are built on some other blockchain and/or blockchain standard, that system may pose its own additional risks.

Resales

Once the Company's Network is operational, the Company intends to apply to available third-party exchanges that permit the secondary trading of crypto currencies ("***Token Exchanges***"). However, no such application has been made, and no Token Exchange has agreed to accept the Class CF Tokens, or any other class of NORI Token for resale, at this time. There is no assurance that any Token Exchange will accept the Class CF Tokens for resale at any time in the future. In addition, the SEC is currently evaluating the regulatory requirements that may be applied to Token Exchanges, and there is no assurance that the Class CF Tokens will qualify inclusion on any Token Exchange under any future regulatory regime applicable to Token Exchanges in the future.

Transfers; Securities Laws

No DPA may be transferred without the Company's written consent, and in compliance with applicable federal and state securities laws. If and when the NORI Tokens are issued after Platform Launch, the Company will treat all NORI Tokens as securities, unless and until the Company determines that some or all of the NORI Tokens may be treated as non-securities under the applicable federal and state securities laws. As securities, the NORI Tokens (a) may not be transferred within the United States or to a "U.S. person," unless the applicable Rule 144 holding periods have expired and such transfer is made to an Accredited Investor in compliance with the U.S. federal securities laws, or (b) may only be transferred in a transaction outside the United States to non-U.S. persons. Any transfer made in violation of these provisions will be void.

Crypto-Currency Tax Matters

Any returns the Investor might receive based on the DPA, based on any appreciation of the Class CF Tokens, or as a result of transactions on the Network could be taxable. Potential Investors should consult their tax advisor regarding the U.S. federal, state, local, and foreign income tax consequences of owning and disposing of a DPA or Class CF Tokens. We urge you and your tax advisor to review Internal Revenue Service ("***IRS***") Notice 2014-21, which discusses the current position of the IRS on certain transactions involving cryptocurrency and may be found at the following link: https://www.irs.gov/pub/irs-drop/n-14-21.pdf.

MANAGEMENT AND EMPLOYEES

Managers and Officers

The Company is a limited liability company managed by a Board of Managers comprised of the persons listed below as "co-managers", who have rights and duties under the terms of Company's LLC Agreement, similar to the members of a corporate board of directors.

Paul Gambill, Co-Manager and Chief Executive Officer: 10/30/17–Present. *Experience:* Director of Operations and Delivery, Mentor Creative Group: December 2014–July 2017 Product/Project Manager, Deloitte Digital: July 2011–September 2014. *Education*: B.S.E. Computer Systems Engineering, Arizona State University, 2010 M.E.M. Master of Engineering Management, Duke University, 2011.

Paul Carduner, Co-Manager and Chief Technical Officer: 10/30/17–Present. *Experience:* Software Engineer, Code.org: May 2016–June 2017 Owner, Carduner Consulting LLC: January 2016–Present Engineering Manager, Facebook: 2012–April 2015.

Aldyen Donnelly, Co-Manager and Director of Carbon Economics: 10/30/17–Present. *Experience:* President, WDA Consulting Inc., Vancouver, Canada: 1989–Present President, Medinet Consulting Services, Vancouver, Canada: 1990–Present. *Education*: B.A. Economics, University of British Columbia, 1976.

Christophe Jospe, Co-Manager and Chief Development Officer: 10/30/17–Present. *Background:* Chief Strategist, Center for Negative Carbon Emissions: August 2014-July 2016 Carbon A List, Principal: July 2016-Present. *Education*: B.A. Political Science, Colgate University, 2008 M.B.A. Environmental Science and Policy, Columbia University, 2014

Alexsandra Guerra, Co- Manager, Director of Strategic Planning: 10/30/17–Present. *Experience*: Renewable Energy Integration Engineer, Southern California Edison: August 2013–December 2017. *Education*: Columbia University, B.S. Environmental Engineering, 2012 University of California, Irvine, M.S. Mechanical Engineering, 2014.

Employees

The Company currently has no employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law and the Company's LLC Agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OWNERSHIP

The Company's limited liability company membership interests are owned by seven members, including each of the above-named officers. The below chart reflects the beneficial owner of 20% percent or more of the Company's outstanding membership interests, calculated on the basis of voting power:

Member Name	Percentage Owned
Paul Gambill	23.0%

Neither the DPAs nor the Class CF Tokens represent any ownership interest in the Company and the holders will have no ownership rights, or rights to obtain ownership rights at any time in the future.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C in addition to the following information. Financial statements are attached as **Exhibit A.**

Operations

We are a pre-revenue company and our primary expenses consist of the following: contractor fees (engineering, product design, economics design), vendor fees (legal services, communications services), office lease. We do not anticipate generating revenue until we are able to launch our Platform which we project to occur in Q1 2019.

The Company does not expect to achieve profitability in the next 12 months, but will continue to work towards profitability by launching the Platform. *See* "Go-to-market Strategy" section in the Company's White Paper attached as **Exhibit B**.

Liquidity and Capital Resources

The Company currently does not have any sources of capital other than the proceeds from the Offering, and the member loans described below. However, as discussed in *"NORI Tokens - Token Classes"*, above, the Company is planning to conduct a Rule 506(c) offering of SAFTs to raise approximately $12.67 million, either contemporaneously with the Offering or shortly after closing of the Offering. In addition, once the Network is operational, the Company plans to conduct a Public Token Offering to sell 250 million Class R Tokens, starting at $1 per Class R Token, either through a Regulation A+ offering, or under any then-available securities exemption applicable to the Public Token Offering. *See* "NORI Tokens – Future Token Offerings".

Debt

The Company's operations to date have been funded by a series of personal loans totaling over $526,000 from the Company's members, primarily Mr. Paul Gambill and Mr. Paul Carduner. *See* "Transactions With Related Persons and Conflicts of Interest", below.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit A.**

TRANSACTIONS WITH RELATED PERSONS; CONFLICTS OF INTEREST; BAD ACTORS

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; or any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. To date, the Company's members have funded operation through a series of personal loans totaling over $526,000.

Conflicts of Interest

To date, the Company has not engaged in any other transactions or relationships which may give rise to a conflict of interest with the Company, its operations and its members.

Bad Actor Disclosure

To date, the Company is unaware of any co-managers, officers, or associated persons of the Company who have become disqualified from participating in this Offering under the rules applicable to offerings under Regulation Crowdfunding.

THE DPAS

Terms

See "Summary – Debt Payable by Assets Agreements (DPAs)" and the form of DPA attached as **Exhibit C** for the terms of the DPAs.

No Collateral or Subordination

The DPAs are unsecured obligations of the Company, and are not secured by any assets of the Company or any other collateral. The DPAs are not subordinate to other indebtedness of the Company.

Events of Default

There are no other events of default pursuant to the DPA, except for the Company's failure to pay the Debt Amount by the Maturity Date, liquidation of the Company, or voluntary or involuntary bankruptcy proceedings of the Company.

Dissolution Event

If a Dissolution Event occurs before repayment obligations under this DPA have been satisfied in full, to the extent permissible by law, Investors shall have a right to their *pro rata* share of any funds remaining in the Escrow Account. A "***Dissolution Event***" includes a voluntary termination of the Company's operations, a general assignment for the benefit of the Company's creditors, a change of control of the Company or its an Affiliate with control of the Company, any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

Not Equity Securities

Neither the DPAs nor the Class CF Tokens are equity securities of the Company. Thus, Investors in the Securities will not have any ownership rights in the Company, including any right to vote upon any director or other Company matters.

No Anti-Dilution Protection

The Company may issue as many NORI Tokens as it determines, in its sole discretion. Investors will not have any protection against dilution of its percentage ownership of any Class CF Tokens issued in payment of the DPAs.

No inspection or information rights other than those required by Regulation Crowdfunding

Regulation Crowdfunding only requires the provision of an annual report on Form C and no additional information. In addition, under certain circumstances, we will be relieved of our obligation to provide an annual report. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company. It is possible that Investors may not be aware on a timely basis of material adverse changes that have occurred with respect to the Securities or the Company.

Restrictions on Transfer

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities, except with respect to the Class CF Token if the Company conducts its Public Token Offering. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Regulation Crowdfunding, as described below. The Company has no plans to register the Securities under the Securities Act or other securities laws. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Securities. Each Investor in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Under Regulation Crowdfunding, the Securities may not be transferred during the one-year holding period under Rule 144 of the Securities Act, beginning as of the Effective Date of the Offering, unless such Securities are being transferred, as permitted under Section 227.501 of Regulation Crowdfunding, as follows:

- to the Company,
- to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act,
- as part of an offering registered with the SEC, or
- to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/ father/ daughter/ son/ sister/ brother-in-law and includes adoptive relationships.

In addition, if and when the Securities may be tradable under federal securities law, state securities regulations may apply and each Investor should consult with the Investor's attorney.

Finally, at such time as you may be legally permitted to transfer the Securities, you may not be able to find another party willing to purchase them.

<p align="center">**THE OFFERING**</p>

Use of Proceeds

The Company intends to use the Offering proceeds to hire more employees (in particular: CFO, HR, 2-4 engineers, two designers, Head of Product, two to four environmental scientists, three to four account and sales managers, community manager); to finance Nori's preparation for compliance with securities and commodities exchange laws; and for other operational costs associated with maintaining a large team of employees including leasing office space, purchasing equipment, and travel to meet with potential partners. The primary purpose of these spending allocations will be to enable the Company to complete development and launch the Platform and the Network in a timely manner and continue to grow the business.

The following table lists the Company's projected use of Offering proceeds if the Minimum Amount and Maximum Amount are raised. However, the Company may elect to allocate the Offering proceeds to any use that it may determine, in its sole discretion.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Future Wages	50.00%	$25,000	50.00%	$535,000
General Working Capital	50.00%	$25,000	50.00%	$535,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

* This Use of Proceeds section assumes the Company will receive all proceeds of the Offering and does not take into account the escrow terms of the DPA nor any fees or commissions paid to the Intermediary or Escrow Agent associated with the Offering.

The Offering

The Company is attempting to raise a maximum amount up to $1,070,000 (the "***Maximum Amount***"), and a minimum amount of $50,000 in this Offering (the "***Minimum Amount***"). The Company must receive commitments from Investors in an amount totaling the Minimum Amount by December 31, 2018 (the "***Investment Deadline***") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Investment Deadline, no DPAs will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential Investors without interest or deductions.

The minimum amount that an Investor may invest in the Offering is $10.00. **The Company reserves the right to limit the maximum investment amount of individual Investors based on the Company's determination of an Investors sophistication.**

The price of the DPAs does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

How to Invest

In order to purchase the DPAs you must make a commitment to purchase by signing a DPA in the form attached as **Exhibit C**. DPAs are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any DPA. If the Company rejects all or a portion of any DPA, the prospective Investor's funds will be returned without interest or deduction.

Purchase Funds Escrow

PrimeTrust, LLC will serve as the qualified third party "***Escrow Agent***" for the Offering funds. Accepted Investor funds will be held in escrow with Escrow Agent until closing of the Offering.

Cancellation

Investors may cancel an investment commitment until 48 hours prior to the Investment Deadline or the closing of the Offering, whichever comes first, using the cancellation mechanism provided by the Intermediary.

Material Changes

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Investment Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm the Investor's investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Closing

The Company will notify Investors when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Investment Deadline, it may close the Offering at least five days after reaching the Minimum Amount and providing notice of the closing date to the Investors, so that the Investors may exercise their cancellation rights if they so choose.

If the Company does not elect to close the Offering upon achieving the Minimum Amount, the Company may accept investments in excess of the Minimum Amount up to the Maximum Amount, allocated amount the Investors by the Intermediary in its sole discretion. In that case, the Offering will continue until the Maximum Amount is received (in which case the Company will provide the Investors with at least five-days written notice) or the Investment Deadline, in the Company's sole discretion. The Company has the right to extend the Investment Deadline at its discretion.

At closing of the Offering, a portion of the Offering funds will be released to the Company, as provided in the DPAs, and the Investor will receive the DPAs in exchange for the Investor's investment via Electronic Certificate/PDF within 30 days after the Effective Date.

Intermediary

The Offering is being made through OpenDeal Inc. dba "Republic" (the "***Intermediary***"). The Intermediary will receive the following compensation being paid in connection with the Offering.

 ➢ **Commission/Fees:**   6.0% of the gross Offering proceeds in cash
 ➢ **Other Compensation:** DPAs equal to 2% of the face value of the DPAs being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the DPAs.

<p align="center">**TAX MATTERS**</p>

Each prospective Investor should consult with their own tax and ERISA advisor as to the particular consequences to the Investor of the purchase, ownership and sale of the Securities, as well as possible changes in the tax laws.

To ensure compliance with the requirements imposed by the Internal Revenue Service, we inform you that any tax statement in this Form C concerning United States federal taxes is not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding any tax-related penalties under the United States Internal Revenue Code. Any tax statement herein concerning United States federal taxes was written in connection with the marketing or promotion of the transactions or matters to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign Investors may be subject to United States withholding tax.

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Each potential Investor should consult the Investor's own tax advisor concerning the possible impact of state taxes.

RISK FACTORS

> The Securities offered involve a high degree of risk and may result in the loss of your entire investment. Any person considering the purchase of these DPAs should be aware of these and other factors set forth in this Form C and should consult with their legal, tax and financial advisors prior to making an investment in the DPAs. The DPAs should only be purchased by persons who can afford to lose all of their investment. Your purchase of DPAs does not guarantee that you will receive Class CF Tokens.

In addition to the other risk factors identified throughout this Offering Memorandum, Investors should carefully consider the following:

RISKS RELATED TO THE OFFERING

There is no present market for the DPAs or the Class CF Tokens and we have arbitrarily set the price.

We have arbitrarily set the price of the DPAs and the Class CF Tokens you may receive in repayment of the DPAs. The price you pay for the DPAs should not be considered an indication of the actual value of the Class CF Tokens, and will not be based on the Company's valuation, earnings or any other factors. If and when the Class CF Tokens are issued, Investors may not be able to resell them at the Token Valuation stated in the DPA.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated in this Offering Memorandum. This means that your investment commitment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Investment Deadline stated in this Offering Memorandum is reached. Your investment will not accrue interest during that time and will simply be held until such time as either (a) the new Investment Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or (b) the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth in this Offering Memorandum. In the event of the success of the Offering, the DPAs will be issued and distributed to you shortly after the Effective Date.

The Company has the right to limit individual Investors' commitment amount based on the Company's determination of an Investor's sophistication.

The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

RISKS RELATED TO THE SECURITIES (*Also see* "Regulatory Risks", below.)

There is no guarantee that DPAs will be paid back in Class CF Tokens.

Per the terms of the DPA, if the Company does not complete the Network, produce the Class CF Tokens or conduct a Public Token Offering, the only means to repay the DPA is in cash. The Company is under no obligation to repay the DPAs in Class CF Tokens. The Network has not yet been developed by the Company and will require significant capital funding, expertise of management, time and effort in order to develop, market and successfully launch. For any number of legitimate reasons, the Company may be unable to develop the Network, in which case there may never be an operational Class CF Token. *See* "Risks Related to the Network and

Blockchain Technologies", below. The Company has ultimate discretion as to whether or not to launch the Network or Public Token Offering, and Investors have no right to demand repayment in Class CF Tokens.

Investors who are not interested in a cash repayment should seriously consider whether or not to invest in DPAs, as Class CF Tokens may never be paid to you, meaning that a cash return may be your only option.

If the Company never issues Class CF Tokens, or conducts its planned Public Token Offering, the only assets by which the DPA can be repaid is cash, including any Fiat Interest Amount. This means, you should only purchase DPAs if you are willing to accept a repayment of the DPA in cash.

The Securities will not be freely tradable under federal law until one year from the Effective Date of the Offering. Even if and when the Securities become tradable under federal securities law, state securities regulations may apply.

There is not now and likely will not be a public market for the Securities, except with respect to the Class CF Tokens if the Company conducts its planned Public Token Offering. Because the Securities have not been registered under the Securities Act, or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Regulation Crowdfunding. The Company currently has no plans to register the Securities under the Securities Act or other securities laws. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale even after their resale is permitted under the securities laws. Investors should be aware of the long-term nature of their investment in the Company. Each Investor will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution of any Securities.

No Guarantee of Return on Investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The term of the DPA and all the rights to receive Class CF Tokens in repayment of the DPA, will expire three years from the Effective Date.

If the Company does not initiate the Network and conduct a Public Token Offering within three years from the Effective Date, it will pay Investors back with all remaining cash on hand, together with interest due pursuant to the terms of the DPA. This means that an Investor's upside is potentially capped at the rate of return described in the DPA. Investors should be willing to accept the interest amount stated in the DPA as a hard cap on their possible gain from investment.

If the Company elects to repay the DPA in cash in the first six months after the Effective Date, or if the Investors elect their Early Repayment Option, no interest will be paid.

For the first six months from the Effective Date, if the Company has not conducted its planned Public Token Offering, it may pay back Investors in cash without interest pursuant to the terms of the DPA. In addition, if an Investor elects early repayment under the terms of the DPA, no interest will be paid. This means that you would realize no return on your investment.

Your ability to receive repayment of the DPA for cash may not provide even a full return of capital.

Under the terms of the DPAs, Investors may elect to receive early repayment of their investment amount, without interest, starting six months after the Effective Date and continuing until the second anniversary date of the Effective Date. Investors should not consider the DPAs a safe investment because there can be no guarantee there will be sufficient assets in the Escrow Account or otherwise on hand at the Company to return the Investor's investment upon an early repayment election or otherwise.

In addition, in certain instances, such as a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available. This means, you should only purchase DPAs if you are willing to accept a return of investment by the Company in cash that is potentially less than your original investment.

The escrow requirements in the DPA will reduce the free cash available to the Company to pursue completion of its business plan and development of the Network.

The DPAs require that 50% of the net Offering proceeds be held in an Escrow Account monitored by the Intermediary until either delivery of the Class CF Tokens or other specified Escrow Event. As a substantial amount of the monies raised in this Offering will not be useable by the Company, whether as a surety for other debt or for payments, this term may hurt the Company's operations. Also, since Investors have right to request early repayment of their DPAs from the Escrow Account, the value of the Escrow Account may decrease over time. The Company will have the ability to request the release of all funds in the Escrow Account, after the six-month anniversary, but before the second anniversary, of the Effective Date (the "***Capital Call***"). However, Investors may elect to opt-out of the Capital Call, resulting in the Company receiving either a substantially reduced amount of capital from the Escrow Account or none at all, possibly leading to the Company's insolvency or the need to raise more funds.

You must provide valid network address and other information for token distribution or forfeit ability to receive tokens.

If the Company elects or is required to repay all or part of the DPA in Class CF Tokens, and you fail to provide the Company, within 30 calendar days, with a network address and other information necessary to facilitate a distribution of Class CF Tokens, the Company may in its discretion repay the DPA in cash, without interest, and without any further obligations. You are responsible for the accuracy of information provided. Providing inaccurate digital key or public address for purposes of token transfer often results in irreversible loss, which nonetheless would constitute satisfaction of the Company's debt repayment obligations.

The Company may use some or all of the Offering proceeds on short notice, which could make it more difficult for us to repay the DPAs in cash.

The Company has the right to make a Capital Call between the first six-month and second year anniversary of the Effective Date. This may ultimately result in an accelerated loss in your capital, should you choose to not elect early repayment of your funds held in escrow before the Company's Capital Call comes into effect. If the funds in escrow are released to the Company, this may result in the use of the cash by the Company and the likelihood of repayment of your DPA in cash could be greatly reduced.

Investors' ability to elect early repayment of the DPAs for cash prior to the Maturity Date may not provide a full return of capital.

The DPA has features which allow each Investor to elect early repayment (a) after the six-month anniversary date, and (b) before the second anniversary of the issuance date of the Security for partial repayment of its investment, without interest (the "***Early Repayment Right***"). Investors should be aware that (i) no interest is due if the Investor chooses to exercise Early Repayment Rights; (ii) there can be no guarantee there will be sufficient assets on hand to return funds despite the use of the Escrow Account, and (iii) if the Company requests a Capital Call that an Investor chooses not to opt out of, the Early Repayment Right will be extinguished.

Investor early Repayment Rights may cause the Company to become insolvent, even though you may not be seeking or receive early repayment of your DPA.

If a significant number of Investors request such early repayments (which may or may not include you) and there are insufficient funds in the Escrow Account or the Company does not have the adequate amount of cash on hand, the Company will be unable to pay such claims and may be forced to refinance, raise additional capital or become insolvent and seek bankruptcy proceedings. In that case, you may lose all of your investment.

The DPAs will be effectively subordinate to any of the Company's secured debt.

The DPAs will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. Currently the Company has no other debt outstanding, except the member loans discussed above. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to repay the DPAs only after all secured debt has been paid in full from those assets. Holders of the DPAs will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the DPAs then outstanding.

If we do not generate Class CF Tokens to repay the DPAs, we may not be able to generate sufficient cash flow to meet our cash repayment obligations on the DPAs.

If the Company is unable to generate Class CF Tokens or conduct its planned Public Token Offering, or if there is insufficient cash flow repay the DPAs in cash, there is a large risk that the Company could default on the DPAs and be unable to repay them. Due to the fees associated with this Offering, at its conclusion, assuming it is successful, the Company will already have fewer assets than necessary to repay the DPAs in full in cash.

Our ability to generate sufficient cash flow from operations to repay the DPAs will depend on our future financial performance, which will be affected by a range of economic, competitive, and business factors, many of which are outside of our control. The Company will be in default if it is unable to repay the DPAs in cash upon their maturity, which could force us to discontinue our business. If we do not generate sufficient cash flow from operations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, or that additional financing could be obtained on acceptable terms, if at all, or would be permitted under the terms of the agreements governing our indebtedness then outstanding. Our inability to generate sufficient cash flow to satisfy our repayment obligations under the DPAs would severely negatively impact your investment in the DPAs.

The Company may be forced to cease operations or take actions that result in a Dissolution Event.

It is possible that the Company may no longer be viable to operate and that the Company may dissolve or take actions that result in a Dissolution Event, due to any number of reasons, including, but not limited to, the inability by the Company to establish the Network or conduct its planned Public Token Offering, the legal and regulatory environment for Blockchain and tokens and other digital assets exchanged on distributed ledgers, the failure of commercial relationships, intellectual property ownership challenges or legal proceedings, or an unfavorable fluctuation in the value of cryptographic and fiat currencies or other types of tokens and digital assets exchanged on distributed ledgers.

The provisions in the DPAs relating to a Liquidation Event or Change of Control transaction will not necessarily protect you.

The provisions in the DPAs will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving of the Company. These transactions may not involve a "Liquidation Event" or "Change of Control" which would trigger these protective provisions. The DPAs do not permit Investors to require us to repay the DPAs in the event of a takeover, recapitalization or similar transaction.

We may not be able to repay all of the DPAs upon a Liquidation Event or Change of Control repurchase event.

Upon the occurrence of events constituting a Liquidation Event or Change of Control, we will be required to repay the DPAs in cash. We may not have sufficient funds to repay the DPAs in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repay the DPAs in cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

The Company may use other methods of distribution that might allow other Investors to purchase or receive Tokens on better terms than you receive under the DPA or that might dilute the value of the Class CF Tokens.

In addition to the Offering, the Company may also distribute NORI Tokens through the following mechanisms, each of which could result in both a decrease in the value of the NORI Tokens and in certain purchasers and other recipients purchasing them on more advantageous terms:

➤ *Additional Direct Sales.* If that the Company determines that the NORI Tokens are reasonably treated as non-securities, the Company may sell additional NORI Tokens directly.

➤ *Sale of Additional DPAs.* The Company may also issue additional DPAs on better terms than the DPA you are purchasing.

➤ *Sales and Giveaways to Employees.* The Company anticipates providing NORI Tokens as a form of bonus or compensation to employees, either for free or for a reduced price.

➤ *Giveaways.* To encourage use and development of the network, the Company may provide NORI Tokens as rewards to users of the network for certain activities; the Company may provide NORI Tokens as rewards in circumstances where it believes the NORI Tokens will not be treated as securities.

Some of these sales and distributions may occur at a substantial discount to the amount paid by Investors in the DPAs and/or may result in other terms that are more advantageous to other Investors and recipients.

In addition, as discussed in this Offering Memorandum, the Company may sponsor other types of offerings or distributions of NORI Tokens in the future, which may further dilute the value of the Class CF Tokens or be offered on more advantageous terms.

Investors are not owners of the Company and have no decision-making rights or vote.

You are not entitled, as a holder of the Securities, to vote or receive dividends or be deemed the holder of capital stock for any purpose, nor will you have any of the rights of a stockholder or member of the Company, as applicable, or any right to vote for the election of directors or upon any matter submitted to stockholders or members, as applicable, at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company. Furthermore, you will not have any rights to the profits or intellectual property of the Company, and your only claim to the assets of the company are the rights of payment as set forth in the DPA.

RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup company and our business activities currently focus on developing our software product, our CRC exchange Platform, and business development to bring suppliers and buyers into our marketplace before we begin generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We will rely on external financing to fund our operations through Platform Launch and breakeven. Based on our current proposed plans and assumptions relating to our other anticipated token offerings, and operations (including the timetable of, and costs associated with, development of the Platform and the Network) we anticipate that the Maximum Amount raised in this Offering will be sufficient to satisfy our contemplated cash requirements through approximately Q1 2019, assuming that we do not face unexpected events, costs or contingencies, any of which could affect our cash requirements. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;

- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;

- The rate of progress and cost of development activities;

- The need to respond to technological changes and increased competition;

- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

- The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

- Sales and marketing efforts to bring these new product candidates to market;

- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of the State Washington on October 31, 2017. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company intends to use the proceeds from the Offering in large part for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of its investment.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of its investment.

The Company's success depends on the experience and skill of the Board of Managers, its executive officers and key employees.

In particular, the Company is dependent on Paul Gambill and Aldyen Donnelly who are Chief Executive Officer and Director of Carbon Economics of the Company. The Company has or intends to enter into employment agreements with Paul Gambill and Aldyen Donnelly although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Paul Gambill and Aldyen Donnelly or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Management's Ability to Execute Business Plan and Manage Change.

While the Company's management team and advisors have extensive technical experience, they have not had the opportunity to execute fully the Company's business plan and must therefore be considered unproven. Furthermore, the Company expects to experience a period of rapid growth and expansion that will challenge management to successfully implement and adapt personnel policies, financial and accounting controls, and reporting systems, among other things. Management's failure to master these and other challenges of growth could have a material and adverse effect on the Company.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Paul Gambill and Aldyen Donnelly in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Paul Gambill and Aldyen Donnelly die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Need for Additional Skilled Personnel.

As the Company continues to grow, it will have an ongoing need to hire additional high-quality individuals to staff operations. The Company's ability to attract and retain necessary talent in the future is critical. This is especially true in the continued to search for individuals to fill high-level positions that will help guide the future development of the Company. Competition for qualified managerial, marketing, sales, and engineering staff is intense, and qualified candidates are in great demand by many companies, including those with substantially greater resources and reputation than the Company. The ability of the Company to meet these needs in the future is unknown. Should the Company be unable to recruit, hire, and retain needed talent, its ability to execute its business plan will be substantially and adversely impaired.

A majority of the Company is owned by a small number of owners.

The Company's founders currently own 100% of the Company's voting membership interests. Subject to any fiduciary duties owed to future owners or Investors under Washington law, those owners will be able to exercise significant influence over matters requiring owner approval, including the election of managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Those persons may have interests that are different from yours. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

We initially will rely on one third-party supplier for the provision of our services.

COMET-Farm is intended to be our primary baseline generator that establishes a dynamic baseline for measuring carbon stock changes in cropland soil, however there are other baseline generators we can use. If COMET-Farm changed its business model, or decided to terminate its business relationship with us, sales and earnings could be adversely affected until we are able to establish relationships with suppliers of comparable products. Any delay or interruption in that relationship (or failure to locate a suitable replacement for such supplier) could materially adversely affect our business, prospects, or results of operations.

If we fail to maintain or expand our relationships with our single-source supplier we may not have adequate access to new or key technology necessary for our services, which may impair our ability to deliver leading-edge services.

If we are not able to maintain or expand our relationships with our suppliers or to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays and other operational difficulties.

The Company must address a number of critical product development issues if it is to be successful.

If development targets outlined in our business plan are not met, the Company's speed to market will be negatively impacted. This could significantly influence any competitive technological advantage the Company might otherwise enjoy. Additionally, the Company's ability to address adequately the technological issues surrounding the development its products is crucial to the Company's success. If the Company is unable to develop the technology as envisioned or cannot effectively put in place the hardware required to operate its systems, it will be unsuccessful in executing its current business plan.

Dependence upon the CRC Marketplace.

The success of the Company is largely dependent on the continued regulatory regime regarding CRCs[MR1], and in particular the acceptance and use of the Company's Platform as an efficient alternative to other CRC exchange processes. To a certain extent, these factors are out of the Company's control. If that prospective CRC suppliers and buyers do not accept and use the Platform, the Company may not be able to increase its revenues and may be forced to limit its business operations significantly. A decline in the overall market for CRCs would have a material adverse effect on the business, financial condition and results of operation of the Company.

Competition.

The Company has attempted to evaluate accurately the potential competition it will face upon the release of its Platform. The Company's concept is unique, and management is not aware of any existing direct competition. There are however, substantial risks associated with underestimating potential competition. There may also exist, or may in the future be developed, any number of additional businesses in various states of operation that offer CRC exchange alternatives. Relative technological advantages might not be as great as perceived. Response time from competitors might be quicker than expected. Large corporations could allocate significant resources toward duplicating the Company's technology thereby minimizing any competitive advantage the Company might initially enjoy. There can be no assurance that current or future competitors will not develop new or enhanced products which are more effective than any which have been or may be developed by the Company. Such competition may have a material adverse effect on the business, financial condition and results of operation of the Company.

Marketing; Brand Name Awareness.

To be successful, the Company will need to continue to obtain market acceptance of its Platform. There can be no assurance that this can be achieved. Due its limited operating history, the Company currently lacks the brand name awareness that is vital to its ability to compete in the CRC market. In order to develop and enhance awareness of its brand name, the Company intends to invest significant funds in sales and marketing. The substantial expenses to be incurred in developing greater awareness of the Company's brand name may result in substantial expenses for the Company in the near future.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights' claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non- infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third- party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

REGULATORY RISKS

If the DPAs are paid back in Class CF Tokens, it is unclear whether or not those Class CF Tokens will be freely tradable.

At the moment, there is no definitive regulatory position on whether blockchain tokens are securities or utility devices. If the Class CF Tokens are deemed to be securities, there are substantial risks to the Company's distributing the Class CF Tokens absent registration of the Company's planned Public Token Offering under Regulation A+ or other registered offering under the Securities Act, or issuance under any future exemption from such registration requirements.

If the DPAs are repaid in Class CF Tokens, to the extent that future regulatory actions or policies limit the ability to exchange Class CF Tokens or utilize them for payments, the demand for Class CF Tokens will decrease.

New regulations may make it more difficult to acquire and/or use Class CF Tokens. Furthermore, regulatory actions may limit the ability of end-users to convert Class CF Tokens into fiat currency (e.g., U.S. Dollars) or use Class CF Tokens to pay for goods and services. Such regulatory actions or policies would negatively affect our business and decrease the value of the Securities. Therefore, if the Company pays back the DPA in Class CF Tokens, instead of cash, this may prove to be an illiquid and potentially worthless repayment method.

Current and future legislation, CFTC and SEC rulemaking and other regulatory developments may impact the manner in which Tokens are treated for classification and clearing purposes.

In particular, Tokens may not be excluded from the definition of "commodity future" or "security" by such future CFTC and SEC rulemaking, respectively. As of the date of this Offering Memorandum, the Company is not aware of any new rules that have been proposed to regulate tokens as commodity futures or securities. The Company cannot be certain as to how future regulatory developments will impact the treatment of tokens under the law. Such additional regulations may result in additional expenses of the Company thereby materially and adversely impacting the Securities. The Company is aware that the SEC has determined that certain tokens can be considered Securities, meaning the sale, transfer and use of them may be substantially limited and present regulatory risks and burdens to both the Company as well as to any purchaser of Securities that is repaid in Class CF Tokens instead of cash.

Regulatory risks associated with the issuer's operation, with the potential treatment of digital assets as securities, and with unforeseen legal restrictions on debt repayments using digital assets is a novel legal construct.

The Offering is an offering of debt securities by a non-investment service company under Regulation Crowdfunding. However, there is a regulatory risk associated with (i) the offering registration and exemption eligibility; (ii) redistribution of any assets that constitute securities; (iii) any activities that are deemed investment activities, investment advisory activities, and/or brokering or dealing activities by the issuer. Operating and legal expenses incurred by the Company to address, challenge and resolve any unfavorable regulatory position may be substantial and may result in the Company's insolvency.

Digital tokens and currencies may meet the definition of securities under US securities law depending on specific facts pertaining to the relevant blockchain project and token uses. There is a risk that the Class CF Tokens useable to repay the debt obligations under the terms of the Offering constitutes securities, in which case the Company and its affiliates and partners may be restricted or even prohibited from delivering or facilitating the relevant token repayments. Investors should carefully consult regulatory guidelines on cryptocurrencies and crypto investing prior to participating in this offering.

Regulatory changes or actions may adversely affect the repayment of the DPAs with Tokens.

As cryptocurrencies have grown in both popularity and market size, the U.S. Congress and a number of U.S. federal and state agencies (including FinCEN, SEC, CFTC, FINRA, CFPB, the Department of Justice, the Department of Homeland Security, the Federal Bureau of Investigation, the IRS, and state financial institution regulators) have begun to examine the operations of the cryptocurrency networks, users and exchanges. On-going and future regulatory actions may alter, perhaps to a materially adverse extent, the nature of an investment in the Securities repayable by Tokens.

Many of these agencies, including the SEC, CFPB, FINRA, the Federal Trade Commission ("*FTC*") and state financial regulatory agencies, including those of Washington, Wisconsin, North Carolina, Nevada, Massachusetts, Michigan, New Hampshire, Alabama, Maryland, Maine, New Mexico, California, Florida and Hawaii, have issued consumer advisories regarding the risks posed by digital currencies.

In March 2013 guidance, FinCEN took the position that any administrator or exchanger of convertible virtual currencies must register with FinCEN as a money transmitter and must comply with the anti-money laundering regulations applicable to money transmitters. FinCEN subsequently issued several interpretive letters clarifying which entities would be considered administrators or exchangers and which would be considered mere "users" not subject to registration. The requirement that exchangers that do business in the U.S. register with FinCEN and comply with anti-money laundering regulations may increase the cost of buying and selling virtual currencies and therefore may adversely affect their price.

On June 3, 2015, New York State Department of Financial Services ("*NYDFS*") issued its comprehensive regulatory scheme for digital currency businesses, called the "BitLicense." The BitLicense scheme requires most businesses involved in digital currency transactions in or involving New York, excluding merchants and consumers, to apply for a license from the NYDFS and to comply with anti-money laundering, cyber security, consumer protection, and financial and reporting requirements, among others. Other states have considered similar regimes (for example, a bill in California would have imposed a similar regime, although the bill was shelved), or have required virtual currency businesses to register with their states as money transmitters, which results in virtual currency businesses being subject to requirements similar to those of NYDFS's BitLicense regime. Certain state regulators, such as the Texas Department of Banking and Kansas Office of the State Bank Commissioner, have found that bitcoins do not constitute money, and that mere transmission of bitcoin does not constitute money transmission requiring licensure. The North Carolina Commissioner of Banks has issued guidance providing that North Carolina's money transmission regulations only apply to the transmission of virtual currency and not its use. On June 28, 2014, the Governor of the State of California signed into law a bill that removed state-level prohibitions on the use of alternative forms of currency or value. The bill indirectly authorizes the use of bitcoins as an alternative form of money in the state. The inconsistency in applying money transmitting licensure requirements to certain virtual currency businesses may make it more difficult for virtual currency businesses to provide services, which may affect consumer adoption of virtual currencies and their prices.

To date, the SEC has not asserted regulatory authority over cryptocurrency networks or cryptocurrency trading or ownership and has not expressed the view that all cryptocurrencies should be classified or treated as securities for purposes of U.S. federal securities laws.

The effect of any future regulatory change on cryptocurrencies is impossible to predict, but such change could be substantial and adverse to the Company, the parent company and the parent company's Tokens used to repay the Securities.

If the DPAs are repaid in Class CF Tokens, it may be illegal now, or in the future, to acquire, own, hold, sell or use the Class CF Tokens in one or more countries.

Although currently cryptocurrency tokens are not regulated or are lightly regulated in most countries, including the United States, one or more countries may take regulatory actions in the future that severely restricts the right to acquire, own, hold, sell or use them, or to exchange them for fiat currency. Such an action may also result in the restriction of ownership, holding or trading in the Class CF Tokens. Such a restriction could result in the termination and liquidation of the Company at a time that is disadvantageous to Investors or may adversely affect an investment in the Company.

RISKS RELATED TO THE NETWORK AND BLOCKCHAIN TECHNOLOGIES

We may not successfully develop, market and maintain the Network.

The Company will use the proceeds of this Offering to make significant investments to develop and launch a viable Network upon which users can realize the utility and value of the Class CF Tokens. If the Company is not successful in its efforts to demonstrate to users the utility and value of the Network, there may not be sufficient demand for the Company to proceed with the Platform Launch. If the Company's Network is successfully developed and maintained, it still may not meet Investor expectations. Furthermore, despite good faith efforts to develop, market and launch the Network and subsequently to develop, market and maintain the Network, it is still possible that the Network will experience malfunctions or otherwise fail to be adequately developed or maintained, which may negatively impact the Network and the holders of Class CF Tokens.

The Network may not be widely adopted and may have limited users.

It is possible that the Network will not be used by a large number of individuals, companies and other entities or that there will be limited public interest in the creation and development of distributed ecosystems (such as the Network) more generally. Such a lack of use or interest could negatively impact the development of the Network and therefore the potential utility of Class CF Tokens.

Alternative networks may be established that compete with or are more widely used than the Network.

It is possible that alternative networks could be established that utilize the same or similar open source code and protocol underlying the Network and attempt to facilitate services that are materially similar to the Network's services. The Network may compete with these alternative networks, which could negatively impact the Network and the Class CF Tokens.

The Network may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches and the loss or theft of Tokens.

If the Network's security is compromised or if the Network is subjected to attacks that frustrate or thwart our users' ability to access the Network, their Class CF Tokens, or the Network products and services, users may cut back on or stop using the Network altogether, which could seriously curtail the utilization of the Class CF Tokens and cause a decline in the market price of the Class CF Tokens.

The Network structural foundation, the open-source protocols, the software applications, platform and other interfaces or applications built upon the Network are still in an early development stage and are unproven, and the Network and the creating, transfer or storage of the Class CF Tokens may be interrupted and may not be fully secure, which may result in a complete loss of users' Class CF Tokens or an unwillingness of users to access, adopt and utilize the Network. Further, the Network may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or the Network which may result in the loss or theft of Class CF Tokens. For example, if the Class CF Tokens and the Network are subject to unknown and known security attacks, this may materially and adversely affect the Network.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The slowing or stopping of the development or acceptance of blockchain networks and blockchain assets would have an adverse material effect on the successful development and adoption of the Network. The growth of the blockchain industry in general, as well as the blockchain networks with which the Network will rely and interact, is subject to a high degree of uncertainty. The factors affecting the further development of the blockchain industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, ether and other blockchain technologies;

- Government and quasi-government regulation of Bitcoin, ether and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;

- The maintenance and development of the open-source software protocol of the Bitcoin and Ethereum networks;

- Changes in general economic conditions, consumer demographics and public tastes and preferences;

- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks; or

- A decline in the popularity or acceptance of Bitcoin, ether or other blockchain-based tokens.

The prices of blockchain assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect our business, and the Class CF Tokens may also be subject to significant price volatility.

As relatively new products and technologies, cryptocurrencies and other digital assets have not been widely adopted as a means of payment for goods and services by major retail and commercial outlets. Conversely, a significant portion of demand for digital assets is generated by speculators and Investors seeking to profit from the short- or long-term holding of such assets. The prices of blockchain assets such as Bitcoin and ether have historically been subject to dramatic fluctuations and are highly volatile, and the market price of the Class CF Tokens may also be highly volatile. Speculators and Investors might not distinguish cryptocurrencies from other types of blockchain assets, and volatility in cryptocurrency markets might affect how speculators and Investors perceive the Class CF Tokens. Several factors may influence the market price of the Class CF Tokens, including, but not limited to:

- Global blockchain asset supply;

- Global blockchain asset demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of blockchain assets like cryptocurrencies as payment for goods and services, the security of online blockchain asset exchanges and digital wallets that hold blockchain assets, the perception that the use and holding of blockchain assets is safe and secure, and the regulatory restrictions on their use;

- Investors' expectations with respect to the rate of inflation;

- Changes in the software, software requirements or hardware requirements underlying the Network;

- Changes in the rights, obligations, incentives, or rewards for the various participants in the Network;

- Currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;

- Fiat currency withdrawal and deposit policies of blockchain asset exchanges on which the Class CF Tokens may be traded and liquidity on such exchanges;

- Interruptions in service from or failures of major blockchain asset exchanges on which the Class CF Tokens may be traded;

- Investment and trading activities of large Investors, including private and registered funds, that may directly or indirectly invest in the Network or Tokens or other blockchain assets;

- Monetary policies of governments, trade restrictions, currency devaluations and revaluations;

- Regulatory measures, if any, that affect the use of blockchain assets such as the Class CF Tokens;

- The maintenance and development of the open-source software protocols of the Network;

- Global or regional political, economic or financial events and situations; or

- Expectations among Network or other blockchain assets participants that the value of the Class CF Tokens or other blockchain assets will soon change.

A decrease in the price of a single blockchain asset may cause volatility in the entire blockchain asset industry and may affect other blockchain assets including the Class CF Tokens. For example, a security breach that affects Investor or user confidence in Bitcoin may also cause the price of the Class CF Tokens and other blockchain assets to fluctuate.

TAX-RELATED RISK FACTORS

The United States tax rules applicable to an investment in the DPAs and in the event the DPAs are repaid in Class CF Tokens are uncertain and the tax consequences to an Investor of an investment in the Securities could differ from the Investor's expectations.

The tax rules applicable to the Securities, specifically if the DPAs are repaid using Class CF Tokens instead of cash, are complex, and no statutory, judicial, or administrative authority directly addresses the characterization of an investment in DPAs or cryptocurrencies. The tax consequences to an Investor of the Securities could differ from the Investor's expectations. Investors should consult their own tax advisors.

Non-U.S. Investors

The federal income tax treatment applicable to nonresident alien or foreign Investors in the Securities is highly complex and will vary depending on the particular circumstances of each Investor and the effect of any applicable income tax treaties between the U.S. and the Investor's country of residence. Each foreign Investor should consult its own independent tax advisor as to the advisability of investing in the Securities. The applicability of U.S. federal income tax to a particular Investor will generally depend on whether the Investor is deemed to be engaged in a United States trade or business. This determination must be made annually. The U.S. Internal Revenue Code does not define what constitutes a United States trade or business; rather, this determination is based upon an examination of the facts and circumstances.

No tax opinion

Neither the Company nor counsel to the Company will render any tax opinion or advice with respect to the offering of the Securities. Accordingly, each Investor should discuss the tax considerations of an investment in the Securities with the Investor's own tax advisor.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE ANY OF THE CONTENTS OF THIS OFFERING MEMORANDUM AS TAX ADVICE AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS CONCERNING THE TAX ASPECTS RELATING TO AN INVESTMENT IN THE COMPANY.

REGULATORY REPORTING AND INFORMATION

Offering Updates

Information regarding the progress of the Offering appears on the Company's profile page at https://republic.co/.

Annual Reports

Pursuant to Regulation Crowdfunding (§ 227.100 *et seq*.), the Company will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Company's website.

The Company must continue to comply with ongoing reporting requirements under Regulation Crowdfunding until:

➢ The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

➢ The Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

➢ The Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10 million;

➢ The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

➢ The Company liquidates or dissolves its business in accordance with state law.

Disqualifying Events

No disqualifying events have been recorded with respect to the Company or its officers or directors.

The Company has certified that all of the following statements are TRUE in connection with this Offering:

1) The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (15 U.S.C. 78m or 78o(d)) (the "Exchange Act");

3) The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a- 3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) The Company is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in § 227.503(a);

5) The Company has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) The Company has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

NORI LLC

/s/Paul Gambill
Paul Gambill
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Paul Gambill
Paul Gambill
Chief Executive Officer
(the Company's principal executive officer, principal
financial officer, and principal accounting officer)

/s/Paul Gambill
Paul Gambill
Co-Manager

/s/Paul Carduner
Paul Carduner
Co-Manager

/s/Aldyen Donnelly
Aldyen Donnelly
Co-Manager

/s/Christophe Jospe
Christophe Jospe
Co-Manager

/s/ Alexsandra Guerra
Alexsandra Guerra
Co-Manager

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Nori White Paper
Exhibit C	Form of "Debt Payable by Assets Agreement"
Exhibit D	Offering Page
Exhibit E	Video Transcript



HONEST BUCK ACCOUNTING EST. 2007

August 15, 2018

To: Board of Directors Nori LLC
Attn: Paul Gambill

Re : 2017 Financial Statement Review Nori LLC

We have reviewed the accompanying financial statements of Nori LLC (the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of income, shareholders' equity and cash flows for the calendar year period thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review



O 206.533.7097 F 206.965.9715 | honestbuck.com

Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,
Rachelle Calina, CPA

Rachelle Calina

Honest Buck Accounting, Seattle WA



O 206.533.7097 F 206.965.9715 | honestbuck.com

Nori LLC

Unaudited Financial Statements for the Period

from October 31, 2017 (Inception) to December 31, 2017

NORI LLC
BALANCE SHEET
As of December 31, 2017
(Unaudited)

ASSETS

Current Assets:		
Cash and cash equivalents	$	0
Accounts receivable		0
Inventory		0
Total Current Assets		0
TOTAL ASSETS	$	0

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:		
Current Liabilities:		
Accounts payable	$	0
Accrued expenses		0
Total Liabilities		0
Long-term debt		0
TOTAL LIABILITIES		0
Stockholders' Equity:		
Common units, 10,000,000 issued as of 12/31/2017		1,000
Subscription receivable		(1,000)
Retained Earnings		0
Total Stockholders' Equity		0
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	0

2

NORI LLC
STATEMENT OF OPERATIONS
For the Period from October 31, 2017 (Inception) to December 31, 2017
(Unaudited)

Revenues	$	0
Cost of revenues		0
Gross Profit (Loss)		0
Operating Expenses:		
General and administrative		0
Sales and marketing		0
Total Operating Expenses		0
Operating Income		0
Interest Expense		0
Pretax Income		0
Provision for Income Taxes		0
Net Income	$	0

NORI LLC
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from October 31, 2017 (Inception) to December 31, 2017
(Unaudited)

| | Common Units | | | | |
	Number of Units	Amount	Subscription Receivable	Retained Earnings	Total Stockholders' Equity (Deficit)
Balance as of Inception (October 31, 2017)	0	$ 0	$ 0	$ 0	$ 0
Issuance of common units	10,000,000	1,000	(1,000)	0	0
Net Income	0	0	0	0	0
Balance as of DECEMBER 31, 2017	10,000,000	$ 1,000	$ (1,000)	$ 0	$ 0

NORI LLC
STATEMENT OF CASH FLOWS
For the Period from October 31, 2017 (Inception) to DECEMBER 31, 2017
(Unaudited)

Cash Flows From Operating Activities		
Net Income	$	0
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in accounts receivable		0
Increase (decrease) in accounts payable and accrued expenses		0
Net Cash Used In Operating Activities		0
Cash Flows From Investing Activities		
Purchase of property and equipment		0
Net Cash Used In Investing Activities		0
Cash Flows From Financing Activities		
Issuance of common stock		0
Receipt of proceeds from loans from founders		0
Net Cash Provided By Financing Activities		0
Net Change In Cash and Cash Equivalents		0
Cash and Cash Equivalents at Beginning of Period		0
Cash and Cash Equivalents at End of Period	$	0
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	0
Cash paid for income taxes		0

NORI LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2017
(unaudited)

NOTE 1 - NATURE OF OPERATIONS

Nori LLC (which may be referred to as the "Company," "we," "us," or "our") is building a transparent and secure platform to make it as simple as possible to pay to remove excess carbon dioxide from the atmosphere
The Company incorporated on October 31, 2017 in the State of Washington. The Company is headquartered in Seattle, Washington. The Company did not begin operations until 2018.

Since Inception, the Company has relied on securing loans to fund its operations. As of December 31, 2017, the Company had zero working capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7), funding from sales of securities including simple agreement for future tokens ("SAFT") and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company had $0 of outstanding accounts receivable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had not acquired any fixed assets as of December 31, 2017.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had recognized no sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed a corporate income tax return for 2017 since operations did not commence until 2018. Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with, and does not know of any pending or threatening litigation against the Company.

NOTE 5 - EQUITY

Issuance of Restricted Common Units to Members

In 2017, the Company issued 10,000,000 units to the 7 members of the Company at a purchase price of $1.00 per 10,000 units for a total purchase price of $1,000. The Units are fully-vested and not subject to a Company repurchase right or similar restriction.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and has limited operating history. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 DPAs ("Debt Payable by Assets") for up to $1,070,000. The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by December 31, 2018 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.

Anticipated Offering

The Company is in the process of offering up to $12,675,000 of SAFTs through a Regulation D Offering.

Management's Evaluation

Management has evaluated subsequent events through August XX, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B
to Form C - Offering Memorandum

Nori

A blockchain-based marketplace for removing carbon dioxide from the atmosphere.


NORI
Reversing Climate
Change

Version 3.0—Last updated: August 27, 2018.

Forward Looking Statements: These materials contain forward looking statements concerning trends or anticipated results which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are not guarantees of the Company's performance and are subject to risks and uncertainties related to Company's operations and those of the specific properties purchased by the Company. These risks and uncertainties include, but are not limited to: the timely availability of financing on acceptable terms, the Company's ability to develop and operate the subject property in a timely and efficient manner, the availability of future purchasers for the subject property, and other future events and conditions. These projections are based on a number of assumptions and estimates made by management and Company's actual results or activities, or actual events or conditions, could differ materially from those projected in these materials.

I

Disclaimer

This white paper describes Nori's plans to create a blockchain-based market for carbon removal certificates and a cryptocurrency tied to carbon removal. This paper is intended to stimulate discussion as a means of further refining Nori's business plans, technological approach, and path for improving the efficiency of the market for carbon removal certificates. This white paper is not intended as a complete catalogue of the market, technological, legal and other risks Nori may face. In addition, Nori's proposed issuance of cryptocurrency tokens discussed in this White Paper is subject to the highly uncertain regulatory environment discussed in Legal/Regulatory Risks, below. This white paper is not intended to be a prospectus or offer of or solicitation for investment in Nori or its proposed tokens.

Glossary

- **Allowance:** a government-issued, tradable, and bankable electronic certificate that is stored on a centralized online platform, which represents the holder's entitlement to emit 1 tonne (in carbon dioxide-equivalents) of greenhouse gases (GHGs) to the earth's atmosphere.
- **Auditor:** a qualified professional who is periodically engaged to review streams of historical CRC issues, to retroactively assess/confirm the previously estimated GHG reduction value of the CRCs as well as the CRC stream-average GHG reduction estimation error.
- **Baseline Generator:** a person or entity qualified to evaluate operating data and other evidence provided by a potential CRC supplier, who has the demonstrated scientific, analytical, and modelling expertise to convert the supplied evidence into a CRC quantity estimate, with associated estimation error ranges.
- **Blockchain:** cryptographic database technology that allows for data (including financial transactions) to be stored in a secure, transparent, and decentralized manner.
- **Buyer:** the name given to a person or entity that uses NORI tokens to purchase CRCs in the Nori marketplace.
- **Carbon dioxide-equivalents:** a metric used to describe the radiative forcing potential of a range of different gaseous compounds which all trap heat, but at different rates and for different lengths of time, when they form and reside in the earth's atmosphere.
- **Carbon removal:** the action of drawing carbon dioxide and other carbon-based greenhouse gases from the atmosphere, and storing them in the earth's industrial, terrestrial, subsurface and/or aquatic reservoirs.
- **Carbon Removal Certificate (CRC):** a digital asset, or electronic certificate, that is stored on the Ethereum blockchain in the Nori application. One CRC represents one tonne of CO_2-equivalent heat trapping gas that has been removed from the atmosphere and stored in an industrial, terrestrial, subsurface, and/or aquatic reservoir.
- **Compliance market:** a market in which some legal entities (e.g. companies) are assigned, by governments, caps on the amount of greenhouse gases they can emit, and who may be obliged to acquire and/or retire allowances or offset credits to cover any greenhouse gas emissions in excess of the amount assigned to them by the regulator.
Compliance markets typically allow entities who have not been assigned GHG emissions limits to voluntarily offer verified and validated offset credits. The regulated entities may then acquire and retire such credits to achieve compliance with capped limits to their GHG emissions. These markets are often described as "cap and trade" regimes.

- **CRC Aggregator:** an entity that stores data to create CRCs and has been given assignment of Nori projects by a potential CRC supplier.
- **Cryptocurrency:** a cryptographically-secured digital asset in which encryption techniques are used to regulate the generation of units of exchange and verify the transfer of funds or assets, operating independently of a central bank.
- **Data manager:** an individual or entity that supports a supplier to collect data to make decisions to remove carbon dioxide and create CRCs, but does not take assignment of CRCs. In the context of our first methodology, data managers would often be farming consultants.
- **Data warehouse:** an entity that stores data that allow potential CRC suppliers to list supply into the Nori marketplace.
- **Ethereum:** a second-generation blockchain featuring smart contracts and the Ethereum Virtual Machine in order to run decentralized applications (dapps). The project aims to be the backbone of web 3.0 and a decentralized internet.
- **GHGs:** short for "Greenhouse Gases", compounds such as carbon dioxide (CO_2), methane (CH_4), nitrous oxide (N_2O), and other gases that absorb heat energy being radiated by the Earth, contributing to the "greenhouse effect".
- **Methodology:** a method applied to quantify and assign estimation error to carbon removal projects. A Nori Methodology includes three components: 1) A process to remove carbon dioxide. 2) A method to list the process on the Nori marketplace. 3) A procedure to verify, audit, and assign a quality rating to CRC estimates.
- **NORI token vs. Nori:** the NORI token is the cryptocurrency that may be traded in secondary cryptocurrency markets. Nori by itself refers to the company, Nori LLC.
- **Offset credit:** an electronic certificate created and issued by a voluntary or compliance market administrator purporting to represent 1 tonne of CO_2-equivalent heat trapping gas that has been removed from, or an equivalent reduction in GHG trapping gases to the atmosphere.
- **Supplier:** the name given to a person or entity whose actions remove greenhouse gases from the atmosphere, store those elements in a terrestrial, subsurface, or aquatic reserve, and offer CRCs for sale in the Nori marketplace.
- **tCO_2e:** an amount of GHGs expressed as "CO_2 equivalent" whose greenhouse warming potential equals that of 1 tonne of CO_2 gas. For example, one tonne of methane (CH_4) is 25 tCO_2e and one tonne of nitrous oxide (N_2O) is 298 tCO_2e.
- **Tonne:** one metric tonne ("metric ton" in the US), the standard unit of measurement for carbon removal. 1 metric tonne = 1000 kilograms or 2204.62 pounds.
- **Verifier:** a qualified professional in a position of fiduciary responsibility who can attest to the accuracy of evidence provided, annually, by CRC suppliers, to substantiate their claims that a quantified amount of greenhouse gases has

been removed from the atmosphere and stored in an industrial, terrestrial, subsurface or aquatic reservoir.

- **Voluntary market:** a market in which individuals or organizations can trade electronic certificates representing both carbon removals and GHG discharge reductions, in which buyers and sellers participate at their own free will.

Nori is on a mission to reverse climate change

Nori's goal is to create a new way for anyone in the world to pay to remove excess carbon dioxide from the atmosphere. Nori connects buyers and suppliers in the world's first **carbon removal marketplace** with a mission to reverse climate change.

The Nori platform:
- ensures easy and more reliable carbon accounting.
- reduces transaction costs for both buyers and sellers in the CO_2 market.
- enables a secure payment process for removing carbon dioxide (and other GHGs) from the atmosphere.

Buyers can pay for a verified carbon removal activity with a simple transaction that doesn't require a broker. Buying through our marketplace provides "best in class" carbon removal certificates, without the time-consuming, costly, complex, and risky processes associated with existing voluntary and compliance CO_2 markets.

Along with providing traditional CO_2 market participants with a new option, this value proposition will attract new entrants—both suppliers and buyers—into the carbon removal marketplace. We expect two different classes of new buyer entrants:
- people and organizations who have long wanted to neutralize their carbon footprints, but do not trust that the CO_2 offset credits offered for sale in traditional markets have actually accounted for avoiding or removing emitted carbon dioxide in the full amount they purport.
- people and organizations who have never before participated in carbon markets, but are enthusiastic about investing in and trading the cryptocurrency asset that Nori is creating to facilitate the transaction process.

Suppliers can create a new revenue stream if they are not currently monetizing their carbon removal activity. This can:
- enable businesses that have the incidental capacity to remove and store carbon dioxide to monetize this form of ecosystem service, including the world's food producers, pasture and forest land managers, developers of direct air capture technologies, and many more.
- help civilization reduce atmospheric concentrations of greenhouse gases back to levels consistent with a stable climate system and healthy ocean chemistry at a sustainably accelerated rate.

For those suppliers who are already monetized, we provide a far simpler set of solutions to offer their valuable services to the market. Currently, suppliers have to do their own business development and find a counterparty to buy their specific carbon credits. With Nori, suppliers can sell their certificates into the marketplace and get paid in tokens as soon as a buyer purchases their credits on a first-in, first-out (FIFO) basis.

The value Nori brings to both buyers and suppliers is the ability to connect in a more efficient and transparent marketplace. One NORI token will be exchangeable for one Carbon Removal Certificate (CRC) given CRC supply. A CRC represents 1 tonne of carbon dioxide (or its equivalent warming potential in other greenhouse gases like methane and/or nitrous oxide) removed from the atmosphere and stored in the soil, plants, materials, minerals, the earth's geologic subsurface area, the oceans or other aquatic reserves. The NORI token will freely float in price relative to the dollar, euro, bitcoin, and other currencies. The additional liquidity provided by the cryptocurrency exchanges will attract new investors who would not otherwise have previously been attracted to CO_2 markets.

This means that—for the first time—there will be a truly market-driven price on removing 1 tonne of carbon dioxide from the atmosphere. Even allowing for volatility in cryptocurrencies, this market price on CO_2 will make forecasting for suppliers, buyers, and even policymakers significantly less complex and uncertain than it is currently.

In the Nori marketplace, the only projects that will be allowed to exchange CRCs for tokens are those that are verified to have removed greenhouse gases (namely CO_2) from the atmosphere. There is currently no other carbon trading market that is exclusively focused on *removing* excess carbon and other greenhouse gases from the atmosphere. This is fundamentally different from current CO_2 trading markets that focus in large part on avoidance. Reducing carbon emissions is necessary, but carbon removal is needed to *decrease* levels of greenhouse gases in the atmosphere back to safer concentrations.

The Nori philosophy

Life as we know it is carbon-based. Carbon dioxide is not intrinsically bad or immoral. Burning fossil fuels has enabled positive outcomes including lifting billions of people out of poverty, increasing global trade, decreasing global violence, and increasing food production. While we acknowledge the geopolitical, air-polluting, and planet-warming side effects of fossil fuels, we are also aware that many have benefited directly from affordable and widely available fossil carbon-based energy and building products (such as cement, iron, steel, aluminum, glass, and others).

Great and important strides are being made in decarbonization, efficiency, and renewables. However, Nori does not believe it is just, fair, or practical to expect that all existing societies worldwide will completely cease their use of all fossil carbon-based energy and building products; nor entirely eliminate the GHG discharges arising from their use. In addition, it is widely agreed that there are already too many greenhouse gases in the atmosphere. Even halting all emissions from human activity tomorrow would not be enough. Returning CO_2 concentrations to safer levels, such as 300 parts per million, requires the drawing down of many hundreds of billions of tonnes of greenhouse gases from the atmosphere in the coming decades.

To accomplish a drawdown of this scale, we propose that greenhouse gas emissions to the atmosphere should be treated like any other waste stream. Most people accept the fact that living our lives creates waste, such as garbage, and most people accordingly pay garbage collectors to remove that waste and break it down, recycling what they can, and responsibly storing the parts that can't be recycled.

Most of the greenhouse gas emissions that are pushing the climate system and ocean chemistry out of balance are a waste product from human activity. Considering them as such brings the issue onto an economic—rather than moral—plane. Our hypothesis is that circumventing moral pronouncements on greenhouse gases will enable a vastly more effective and engaging approach to slowing, halting, and ultimately reversing a root cause of anthropogenic climate change. Moreover, because it will be possible for suppliers to make money by providing the service of removing carbon dioxide and other greenhouse gases from the atmosphere, we hope to demonstrate that economic prosperity and stewardship of the earth can work hand in hand.

We also expect—as has been the experience in traditional waste management and recycling markets—that once we launch the Nori carbon removal market, more opportunities for the recycling and productive use of the removed and stored carbon will be developed and commercialized.

Carbon removal is necessary to reverse climate change

Global atmospheric CO_2 levels have risen from less than 280 parts per million (ppm) in the late 18th century, to present levels of [405-410 parts per million](). Nori's aim is to build a platform that makes it possible for the world to collectively reduce those levels to concentrations that are compatible with a sustainable future in which everybody can flourish, i.e. levels below 300 ppm. In order to reach that target, it is not only necessary to reduce our current emissions, but also begin to draw down CO_2 and other greenhouse gases from the atmosphere.

Nori's purpose is to build a marketplace that allows society to deal with legacy emissions. Current carbon offset regimes focus on further reducing present and future emissions reductions. Both approaches are ultimately necessary to reverse climate change.

Climate change carries with it risks of major ecosystem disruptions, sea level rise, more extreme weather events, increased famines, droughts, wars, and general social unrest. Rapid and high-amplitude changes in climate are challenging to all life on earth.

Also known as global warming, present climate change is caused by excess greenhouse gases in the atmosphere. The greater the concentration of greenhouse gases, the greater the "greenhouse effect."

Though concentrations of greenhouse gases have always gone up and down over the earth's history, the rises over the past few centuries are the result of human activity. Sources include: energy production, forestry, farming, construction, transportation, and just about any historic activity that was undertaken to contribute toward improving the human condition.

Reducing and replacing emissions of greenhouse gases *into* the atmosphere is critical to stabilize the greenhouse effect. However, once such deep reductions and replacements of greenhouse gas emissions have been achieved, a further step is required to avoid runaway climate change: removing greenhouse gases *out of* the atmosphere (a.k.a. carbon removal). Further, drawing down CO_2 and other greenhouse gases from the atmosphere is fundamentally necessary if society wishes to *decrease* levels of GHGs on timescales shorter than thousands of years.

There are many promising methods and technologies already available that can remove CO_2 from the atmosphere. But the pace and scale at which these strategies are being implemented are too slow and too small to cause even a perceptible slowdown in the growth rate of CO_2 in the atmosphere, let alone to reverse the trend. By creating a fair and transparent marketplace for activities that remove carbon dioxide, Nori will drive the expansion of a brand-new global industry that will restore the carbon balance in the atmosphere.

A note on carbon dioxide and other greenhouse gases

We call Nori a carbon removal marketplace, but carbon dioxide is not the only greenhouse gas that affects climate change. Nor is it the only molecule that can be drawn down out of the atmosphere through a variety of different removal methodologies that we intend to support. An example of another GHG that can be removed is nitrous oxide (N_2O). Traditionally, greenhouse gas markets measure by CO_2-equivalent amounts. We use the abbreviation tCO_2e for "tonne of carbon dioxide equivalent." Throughout this paper we often refer solely to carbon dioxide for ease of communication, but this does not mean we aren't also in some cases supporting removal of N_2O or other greenhouse gases.

An introduction to existing carbon markets

Compliance vs. voluntary markets

Carbon markets have been created to encourage companies and countries to limit their GHG emissions. There are two broad types of carbon markets: compliance and voluntary markets.

In compliance markets, some (typically larger) industrial emission sources are legally required to comply with annual limits to how much GHGs they can discharge. The sources are also required to retire "carbon" or "CO_2" allowances and/or offset credits ("compliance certificates") equal to their actual, reported GHG emissions.

In compliance markets, governments create and distribute allowances through a combination of free allocation and sale. An allowance is typically a tradable and bankable electronic certificate that is created and traded over a centralized ledger. It represents the government's permission—sometimes called an "entitlement"—for the holder to discharge one tCO_2e to the atmosphere.

Facilities that combine to emit low levels of GHGs (regulatory thresholds are typically 50,000 to 100,000 tCO_2e/year), or that are in the agriculture, forestry, or other "land use" sectors, are usually exempt from a legal obligation to reduce GHG emissions or acquire and then surrender CO_2 allowances. But these unregulated GHG sources are often given the option of voluntarily participating in the compliance markets.

When operators of unregulated sources opt into compliance markets, they are called "offset project proponents" and they create and sell "CO_2 offset credits" into the compliance market. This expands the supply of compliance instruments available to the GHG-capped and regulated sources. The compliance market administrators require offset project proponents to demonstrate, through a third-party validation process, that their projects are real, "additional", verifiable, and permanent.

Voluntary markets typically allow unregulated projects to register and offer electronic certificates that purport to represent CO_2 emission reductions. These certificates are offered for sale to the general public, and/or to unregulated entities that have volunteered to reduce or offset their operating or supply chain GHGs.

Voluntary market administrators provide members of the general public some limited assurances that the offset credits offered over their centralized electronic platform are also real, additional, verifiable, and permanent. Sometimes compliance market administrators allow some (but never all) of the offset projects that first list in voluntary markets to withdraw those listings and relist in their compliance market. Most voluntary market administrators charge offset project proponents significant delisting fees when this occurs.

In both compliance and voluntary markets, CO_2 allowances and offset credits typically have "vintages," which is the year in which the allowance was either:
- first issued by its government creator, or;
- the emission reduction/removal the offset credit represents was deemed real and listed for sale.

In compliance markets, governments firmly establish what the free allowance allocations to regulated sources will be for periods that typically range from three to five years, as well as what the total allowances supply will be to reduce uncertainty for market participants. At least initially, allowances are permanently bankable (i.e. may be retired to cover emissions in their vintage or any year after their vintage). Sometimes, in compliance markets, offset credits are subject to banking limitations.

In most compliance markets, the regulators limit the extent to which regulated emitters can retire offset credits to cover their GHG emission liabilities. This impairs demand for offset credits in compliance markets, and typically results in offset credits trading at a significant price discount relative to the apparent market price for allowances.

The Ecosystem Marketplace (Forest Trends) estimates that voluntary offset credit transactions representing 48.8 million tCO_2e occurred in 2016[1]. Total offset credit supply is much greater than the volume of offsets that have been traded.

The graph below from their 2017 "State of the Voluntary Carbon Markets" report suggests that offset credit prices covered a significant range, and projects that removed carbon from the atmosphere generally attracted the highest prices in that range.

---

[1] Forest Trends, https://www.forest-trends.org/publications/unlocking-potential/


Figure 6: Transacted Volume, Average Price, and Price Range by Project Type, 2016
Volume (MtCO$_2$e)
Average Price ($/tCO$_2$e)
REDD+
Wind
Landfill methane
Large hydro
Energy efficiency: community-focused
Clean cookstove distribution
Transportation: private (cars/trucks)
Biogas
Afforestation/reforestation
Biomass/biochar
Improved forest management
Water purification device distribution
Run-of-river hydro
Other
Solar
Energy efficiency: industrial-focused
Geothermal
Fuel switching
Grassland/rangeland management
Volume
Average Price
Notes: Based on 717 transactions representing 48.8 MtCO$_2$e in 2016.

Figure 1: Offset credits that actually removed CO_2 from the atmosphere appear above the red line and deliver the most overall value to buyers.

Nori is building a marketplace that is exclusively voluntary where one CRC actually represents one tCO2e removed. Our market design will offer the highest possible value in terms of what a CRC represents. Our voluntary approach will enable maximum freedom to adapt and update our methodologies rapidly as new technologies become available, and to serve the greatest possible number of participants around the world with demonstrably real carbon removal certificates.

Lifecycle of a traditional carbon offset project

Nori is proposing a different and far simpler process for suppliers to create and sell carbon removal certificates relative to the existing carbon markets. It is important to clarify how the carbon markets (both voluntary and compliance) function today in order to explain the differences. What follows is the lifecycle of a traditional carbon offset project:

1. project developer initiates concept and raises financing for project.
2. project proposes to register itself under a specific protocol with a registry such as CDM/JI, Verra, CAR, ACR, GS, etc[2]. Proponent is required to prove that the

[2] Details on these carbon markets (and the acronyms!) are available in the appendix.

project is not financially viable in the absence of revenues from offset credit sales. If the project is viable without the offset credit sales revenues, the project registration application is rejected.

3. if protocol doesn't exist yet, project developer and registry work together to develop new methods of measurement. The protocol defines, among other things, data and record-keeping requirements with which the project proponent must comply.

4. an independent third party verifier, paid by the project proponent, confirms that the planned project meets criteria set forth by the protocol defined by the registry.

5. project runs.

6. proponent prepares an annual CO_2 offset credit claim.

7. independent verifier completes a review and assessment of the project proponent's claim, and provides assurance that the claim is accurate and the proponent has complied with their data collection and record-keeping requirements.

8. the registry creates and lists a series of numbered electronic certificates (the offset credits) reflecting the proponent's annual CO_2 emission reduction claim, and displays those certificates on the registry's centralized ledger, in an electronic account in the project proponent's name.

9. potential buyers, or brokers representing buyers, approach the project proponent directly to negotiate offset purchase terms. The agreement, which is private and off-ledger, can be limited to the purchase of a fixed number of already-listed offset credits, or to a long-term offset credit purchase agreement that contractually binds the proponent to maintain the project and continue to get offset credits listed for a term (typically seven to ten years). Often, a long-term offset credit purchase agreement is negotiated before the proponent applies for project approval. This is often necessary to enable the proponent to raise the capital required to finance the project approval, emission reduction claim verification, and offset credit listing costs.

10. the offset buyer applies to have an account established on the registry, for which the buyer pays a fee.

11. the seller and buyer both submit instructions to the registry administrator to transfer the offset credits from the supplier's to the buyer's electronic account. A transaction fee applies to each offset credit transfer between accounts.

12. if/when the buyer elects to retire credits to cover a voluntary commitment to offset their GHG emissions, the buyer instructs the registry administrator to remove offset credits from their account and place them in a central "retired" credits account.

13. if/when the supplier or buyer wishes to resell any offset credits to a secondary buyer, the secondary must open an account on the registry.

14. if/when the supplier or first buyer wishes to transfer offset credits to an unlisted buyer in an off-registry transaction, or to a buyer who is listed on a different

registry, the offset credit holder instructs the administrator to delist the offset credits. The owner of the account from which the offset credits are delisted pays a delisting fee.

A brief history of CO_2 markets and remaining challenges

Existing CO_2 markets are closely modelled after historical pollution "cap and trade" markets. For example, sulphur dioxide (SO_2), nitrogen oxides (NO_x), volatile organic compounds (VOCs), and ozone-depleting substances. The entitlements traded in these markets can be either quota or credits, where:

- allowances are really just government-issued units of quota, or tradable, bankable entitlements to emit pollutants into natural receiving environments, or to extract water from lakes, rivers, and aquifers.
- credits (including but not limited to "offset credits") are certificates representing a person or entity's underutilization of an implied or de facto entitlement to emit pollutants into natural receiving environments.

The first such quota markets were introduced nearly 100 years ago in the US, when governments elected to convert access to public water supplies into private, tradable, sometimes bankable, water quota allocations. Then in the 1960s, many US state governments created and issued quota/allowances to create and allocate limited private rights to discharge wastewater and other pollutants into lakes, rivers, and aquifers.

The first US cap and trade markets designed to privatize and limit individual or industrial rights to release pollutants into the atmosphere were introduced in 1978, as a component of the US effort to eliminate lead in gasoline. During the 1980s, tradable, bankable pollution quota allocations were first introduced to facilitate the regulated removal of ozone-depleting substances from the refrigerant chemical supply chain.

California's South Coast Air Management District (covering the Los Angeles airshed) was the first jurisdiction in the world to launch a multi-air pollutant, multiple sector cap and trade regime, called RECLAIM, in 1992. The US EPA's Acid Rain Program imposed a federal SO_2 quota trading market on all states in 1995, which covered only utility-owned power generation units. (Non-utility power generation units were exempt from the requirement to retire quota to cover their SO_2 emissions to the atmosphere.) Also under the Acid Rain Program, the US EPA created a framework for interstate trade in NOx quota, which was launched in 1996.

In every precedent, the highest price ever paid for emission or pollution precursor quota was paid by speculators in the year or two ahead of formal quota market launch. This is also true for the most recent iteration: allowance prices in California's

17

CO_2 cap and trade regime has followed a pattern similar to that which we have seen in almost all other historical emissions compliance market precedents[3].



CARBON PRICE

$/Tonne CO_2e

March 29
$15.10

5-day moving average price and volume of California Carbon Allowance Futures over time from ICE End of Day Reports. Daily trading volume units are 1000 allowance futures.

Figure 2: The trading price for carbon allowance futures in California was initially high based on speculation and then declined precipitously. It has only increased since then because the mandatory price floor has increased.

California's cap and trade market has legislated primary market allowance price floors. Since 2014, the primary driver of the apparent market price increase for allowances has been the legislated price floor, not market signals. Allowance prices in the secondary market have diverted from the primary market price only a few times, only by a relatively small amount, and only for short periods.

The Nori goal is to create a carbon removal certificate market in which price discovery is reflective of the true market value of removing one tCO_2e from the atmosphere—rather than government-defined price ceilings and floors.

Most governments have included mechanisms from the outset to provide relief from high prices in every air pollution market that has been launched. But the concept of

---

[3] California Carbon Market Dashboard, a project of the Climate Policy Initiative, http://calcarbondash.org/

government-defined price floors first appeared in quota market design with the [Regional Greenhouse Gas Initiative (RGGI)](#), which formally launched in 9 northeast U.S. states in 2009. Government imposition of price floors is still a relatively new characteristic of compliance emissions markets.

Offset credits are not recognized or traded in every compliance CO_2 market. But in every compliance quota market that recognizes the limited use of offset credits as alternative compliance instruments, offset credits typically trade at a 20% to 50% discount relative to the apparent market price for quota/allowances.

This discount reflects a number of risks the government administrators assign to offset credit buyers in those compliance markets. The heavy price discount buyers tend to assign to all offset credits is a reflection of the risks associated with using those credits in existing compliance markets. We discuss some of those risks, as they relate to Nori market design, below.

Conceptual problems of carbon markets that Nori intends to solve

Counterparty challenges

There are many interested potential carbon credit buyers (ranging from individuals to large corporations) who have a difficult time finding valid projects that make a meaningful difference. Simultaneously, developers of more 'traditional' offset projects can face huge project development and market entry costs. They often pre-sell their credits, typically at a discount, to a counterparty in order to raise the funds required to get their carbon offset projects to market.

As a result, almost every transaction is custom and unique, and therefore more expensive than necessary.

Nori proposes to address this problem on multiple levels. In the Nori market:

- project approval, registration, and CRC verification costs will be significantly less per tCO_2e than they are in existing compliance and voluntary markets, reducing the suppliers' need to pre-sell CRCs at discount prices to raise capital.
- Nori's marketplace allows for virtually automatic electronic certificate trading, operating more efficiently and swiftly than markets where buyer and seller must match themselves. Nori's market for carbon removal certificates will resemble a simple ecommerce transaction.

Buyer risk and "one tonne is one tonne"

For some classes of offset credit, and credits that remove CO_2 in particular, the estimation error associated with short-term (year-to-year) increases in the amount of carbon removed from the atmosphere or emissions reduced can be large. A project can be highly successful, but year-to-year changes in terrestrial carbon stocks can still be smaller than the error associated with carbon stock and flow estimates. Given current carbon stock and flow measurement and estimation methods, the error associated with year-to-year estimates typically shrinks over time. But there are many good reasons to encourage project proponents to list offset credits for sale each year, rather than wait for five or ten years when their carbon stock enhancements or emissions reductions can be estimated with greater certainty.

Different compliance markets address the estimation error risk in different ways:

- the EU and the UN-administered international offset market administrators create "temporary certified emission reductions" or tCERs. When the short-term emission reduction claims are later validated by third parties, the buyers can trade the tCERs in for CERs. The buyers bear the full risk that short-term carbon removal or emission reduction estimates may prove overstated in the validation process and not all of the tCERs will convert into CERs.
- the California cap and trade market (and some others) obliges suppliers of these hard to estimate year-to-year carbon removals and emission reductions to hold 20% to 30% of their electronic certificates in a "buffer account." Those certificates cannot be traded until the whole stream of offset credits is verified. If/when buyers have acquired offset credits which are not fully validated, the buyers are legally obligated to go to the market to buy replacement compliance instruments. In this case, the supplier is forced to keep a significant part of their offset credit supply off the market for long periods. The offset credits that are held in the buffer account are not deemed to be suppliers' assets (for securitization or other purposes). And the buyers are asked to bear significant risk that they could end up with a liability—the obligation to go to the market to purchase replacement offset credits or allowances.
- despite all of these cumbersome procedures and additionality tests (addressed below), it is still the case that a disproportionate share of offset credits validated in compliance and voluntary markets have underlying values that are significantly less than one tCO_2e.

Due to the issues outlined above, most compliance instrument buyers typically and arbitrarily assign large discounts when determining what price they are willing to pay

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for offset credits. These can be up to 20% to 50%, relative to the apparent price for government-issued allowances.

The complexity and difficulty of current processes have other unintended consequences. Few buyers in compliance markets do the work to identify which offset credits meet a higher short-term verification standard (less estimation error), or have a higher potential underlying carbon removal or GHG reduction value. The heavy discount is born by most offset credit suppliers. There is no real incentive for them to invest in measurement techniques, new technologies, or processes that will improve the quality of short-term estimates.

Nori will provide CRC buyers with a guarantee that when they exchange one NORI for one CRC they have acquired and retired real interest in one tCO_2e (+/- 10%).

Nori proposes to self-insure this guarantee. In the event that post-sale validation suggests that some CRCs that have previously been sold for NORI, in fact, represent less than one tCO_2e (+/- 10%), Nori will purchase different high-quality CRCs from the queue and assign their ownership to the original buyers. For the buyer's reporting purposes, they will remain whole.

Nori's approaches to project baseline and CRC quantification will be more reliable, more transparent than current carbon markets, and will also incorporate incentives for suppliers to develop and invest in cost-effective methods to reduce short-term estimation error rates.

Nori's market design ensures that one CRC accurately represents one tCO_2e using two different approaches:

1. since we are a voluntary-only marketplace, there is no concept of allowances or emissions targets. Suppliers of CRCs are simply selling certificates of carbon dioxide that they have actually removed from the atmosphere.
2. our verification system and the transparency and security of data on the blockchain ensure that the accounting balances out correctly as the CRC transfers ownership from the supplier to the buyer.

Proprietary methodologies

As suggested above, one of the largest challenges with carbon removal is measuring how much CO_2 was removed from the atmosphere and how much increase in terrestrial carbon stocks has occurred. Suppliers of offsets (or CRCs) need to understand how the results of their projects will be quantified. Buyers need to be able to look at the rules for the methodology and trust that what they're purchasing represents actual CO_2 removed. These rulesets are known as a protocol.

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Most current carbon registries, and many accredited carbon offset credit verifiers, earn revenue by developing protocols; and/or converting protocols into proprietary models to quantify CO_2 removals for specific projects. The registries typically charge suppliers one-time offset quantification protocol approval, project approval, consulting assistance and project registration fees. These one-time project costs can range from $35,000 to well over $250,000 per project, depending on whether or not a quantification protocol relevant to the specific project has already been approved.

Listing, transaction, and delisting fees are typically added on top of those up-front transaction costs. Offset credits have to be verified before they can be listed for sale. Often, the verifiers will charge suppliers a premium to use the verifiers' proprietary models that convert complex protocols and project reports into offset credit estimates. Because much of the modeling on which the existing offset markets rely is proprietary and not open-source, opportunities for exploiting or gaming the market systems abound as the rules are enforced by well-connected parties.

So the project listing and offset credit verification processes in existing markets are coincidentally expensive, opaque, and sometimes even mysterious. But they still tend to produce emission reduction certificates with an underlying value of much less than their tonnes of CO_2 equivalent (tCO_2e) face value.

Here is one credible summary of transaction costs for a sample of projects that removed carbon from the atmosphere through reforestation and afforestation[4].

---

[4] Galik, Chistopher *et al.*, "Transaction costs and forest management carbon offset potential: Working Paper", Nicholas Institute/Duke University Climate Change Policy Partnership, July 2009, page 5, https://nicholasinstitute.duke.edu/ecosystem/land/transaction-costs-and-forest-management-carbon-offset-potential

Table 1. Values of key transaction cost parameters for projects of 247, 2,470, and 24,700 acres (100, 1,000, and 10,000 hectares).

Project Size	247 ac (100 ha) Low	247 ac (100 ha) High	2,470 ac (1,000 ha) Low	2,470 ac (1,000 ha) High	24,700 ac (10,000 ha) Low	24,700 ac (10,000 ha) High	Reference; Notes
Project Establishment (timber and carbon)							
Site Preparation (acre^{-1})	$0.00	$200.00	$0.00	$200.00	$0.00	$200.00	A
Inventory (acre^{-1})	$5.00	$35.00	$5.00	$10.00	$3.00	$8.00	B
Management Plan Preparation (acre^{-1})	$0.00	$30.00	$0.00	$15.00	$0.00	$3.00	B
Planting Costs (acre^{-1})	$0.00	$250.00	$0.00	$250.00	$0.00	$250.00	A (low); C (high)
Project Establishment (carbon only)							
Carbon Project Development (acre^{-1})	$0.00	$20.00	$0.00	$5.00	$0.00	$0.65	B; Includes scoping fees, planning, project documentation
Pre-project calculations, analyses (acre^{-1})	$0.00	$5.00	$0.00	$2.50	$0.00	$0.75	B; Includes analysis of risk, leakage, social impacts, regional baselines
Conversion of inventory to carbon baseline							Includes historic calculation of baselines
Lookup Tables (acre^{-1})	$0.00	$3.00	$0.00	$1.10	$0.00	$0.35	B
From sampling (acre^{-1})	$0.00	$6.50	$0.00	$2.00	$0.00	$0.45	B
Growth modeling- first year(s) storage							Includes calculation of previous vintage credits
Lookup Tables (acre^{-1})	$0.00	$1.75	$0.00	$0.30	$0.00	$0.10	B
From sampling (automated) (acre^{-1})	$0.00	$1.75	$0.00	$0.30	$0.00	$0.10	B
Calculation of LLWP Carbon (all ytd)	$0.00	$3.00	$0.00	$0.50	$0.00	$0.10	B; Includes retroactive crediting up to allowable cutoffs
Initial Verification Fees (acre^{-1})	$8.00	$12.00	$1.50	$2.60	$0.25	$0.40	B
Ongoing Project Implementation (timber and carbon)							
Site Maintenance (acre^{-1})	$0.00	$5.00	$0.00	$5.00	$0.00	$5.00	A
Mark/Administer Harvests (acre^{-1} harvested)	$5.00	$120.00	$5.00	$110.00	$5.00	$95.00	B
Ongoing Project Implementation (carbon only)							
Measurement/Monitoring							
Modeling, Lookup Tables (acre^{-1})	$0.00	$0.84	$0.00	$0.13	$0.00	$0.03	B
Field Sampling/Monitoring (event^{-1} acre^{-1})	$9.60	$26.85	$1.33	$3.15	$0.13	$0.36	D
Annual Verification Report (event^{-1} acre^{-1})	$6.00	$8.00	$1.00	$1.50	$0.12	$0.18	B
Growth Modeling-annual storage							
Lookup Tables (acre^{-1})	$0.00	$1.50	$0.00	$0.20	$0.00	$0.05	B
From sampling (automated) (acre^{-1})	$0.00	$1.50	$0.00	$0.20	$0.00	$0.05	B
Calculation of LLWP Carbon (acre^{-1})	$0.00	$0.75	$0.00	$0.50	$0.00	$0.15	B
Aggregation Fee (net project revenue^{-1})	10.00%	12.00%	10.00%	10.00%	8.00%	10.00%	B; Sometimes include verification for smaller landowners

A. South Carolina SFI Committee 2003
B. Pers. comm., M. Smith, Forecon, Inc., January 6, 2009.
C. Brown and Kadyszewski 2005.
D. Mooney et al. 2004.

Figure 3: In this report, afforestation projects faced additional fees ranging from $30–$750 plus 10% of the project revenue just to sell their generated credits.

Given the high cost of development, some registries understandably treat the protocols as their proprietary intellectual property.

Nori will make all carbon removal quantification methodology protocols we develop open-source and transparent. We will not charge listing fees to suppliers. We hope to eliminate, as much as possible, the barriers to entry that suppliers face so that more suppliers will be incentivized to participate in our market. And our one CRC = one Tonne guarantee to buyers eliminates the significant buyer risk that characterizes existing compliance markets.

Many one-tonne offsets do not represent one tonne

As noted, a significant share of the electronic compliance instruments (allowances and offset credits) traded in traditional markets represent far less than one tCO_2e either removed from or not emitted to the atmosphere. So the underlying environmental value of many of the e-certificates that trade on those carbon market platforms have underlying value that is significantly less than their face value.

This has significant implications for at least two populations of market participants: regulated/compliance buyers and offset credit sellers.

As depicted in Figure 1, offset credits issued to large hydro were available for sale in 2016 at prices that are a fraction of the market price for offset credits that derive from carbon removal projects (all above the red line that we have inserted into the original graph on page X).

Reducing the atmospheric concentrations of heat-trapping gases is achieved through two means that work together:

- preventing the release of further greenhouse gas releases that might otherwise occur.
- removing greenhouse gases from the atmosphere, and storing them in industrial, terrestrial, geologic, aquatic, or other reservoirs.

In traditional voluntary and compliance markets, it is simply assumed that if a hydro dam is built and it produces electricity, then some volume of fossil carbon—embedded in coal, natural gas or petroleum—is no longer being released to the atmosphere. Traditional market protocols issue credits that reflect this assumption, and those credits are deemed to represent emission reductions that are real, verified, and permanent.

The offset credits that are issued to "emission reduction projects" are deemed real, verified, and permanent. This is the norm even when it can be demonstrated that no incremental fossil fuel has been, even temporarily (let alone permanently), held in any earth-based reserve as a result of the successful execution of the project.

Simultaneously, the picture is complicated for suppliers who are drawing down GHGs from the atmosphere. When, for example, a farmer, rancher, or forest manager demonstrably removes a unit of carbon and/or nitrogen-based greenhouse gases from the atmosphere, and holds that element in a terrestrial reserve, traditional GHG market rules dictate that the project proponent must:

- prove the resulting increase in terrestrial carbon and/or nitrogen stocks.
- place a covenant on their land requiring themselves and any future owners to hold that incremental carbon or nitrogen in storage, sometimes for up to 100 years.

Thus, in the conventional GHG markets, a large population of emission reduction projects are deemed to have held in storage GHGs that would otherwise have been released. This is despite a lack of strong evidence that this outcome has occurred. In

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addition, even if they could prove such an outcome on a temporary basis, they face no obligations to ensure that any resulting incremental carbon or nitrogen retention in terrestrial reserves will be permanent.

Such an inconsistent application of the definitions of the terms "real," "verifiable," and "permanent" means that traditional GHG markets are inherently biased against carbon removal projects. This is ironic, when in many cases the only offset projects that truly have a positive impact on atmospheric concentrations of heat-trapping gases are projects which draw down GHGs from the atmosphere. It is simply not possible for suppliers of carbon removal to compete in markets with these structures.

The Nori marketplace supports *only* real, verifiable removal of CO_2 and its equivalents from the atmosphere, and the longer-term storage of those greenhouse gases in reservoirs that don't warm the climate or acidify the oceans. In the Nori marketplace, carbon removal suppliers won't have to compete with emissions reductions or avoidances projects.

In addition, Nori CRC creation and verification methodologies will deliberately *not* oblige proponents to commit to retain CO_2 in storage for periods that are many multiples of the period over which they may secure payments for maintaining those services. A much shorter time period is still appropriate for the global goal, however, as we discuss below.

The question of "permanence"

Nori CRC quantification methodologies will rely on the construction of dynamic project "baselines." Each project baseline will reflect a reasonable estimate of the amount of carbon and any equivalents that would be stored in the absence of the CRC-generating project. This enables us to verify and validate truly incremental therefore additional CO_2 removals from the atmosphere.

Carbon removal suppliers will be required to maintain land management and other practices that remove the heat trapping elements from the atmosphere for at least 10 years. For the first methodology on our platform—soil carbon removal—the term over which Nori CRC suppliers must maintain carbon and nitrogen stocks in storage will more closely match with the period over which they will be receiving payments for providing that service. Nori's dynamic baseline-setting strategy will be more transparent, predictable, open to community input, and likely to achieve the desired result of incremental CO_2 removal than most of the more subjective and opaque "additionality" tests that are normally applied in traditional offset credit markets.

At the end of the first term of a Nori-approved project, Nori will publish the final year carbon baseline estimate for that project. If the supplier wishes to continue to offer CRCs for sale on the Nori platform, they will reapply for a new project approval. Any CRCs arising from the second project approval phase will be calculated relative to a new dynamic carbon or nitrogen stock baseline that starts where the first project left off.

By publishing the last baseline for every project in the Nori platform, Nori ensures all other carbon market administrators will have access to the information and the ability to apply that baseline to any projects that attempt to list on their registries. This Nori procedure can not obligate, but will position, all other carbon market administrators to ensure that one-time CRC suppliers cannot generate revenues by releasing carbon stocks to the atmosphere and starting all over again, with no net environmental gain over the longer term.

Market crashes and low liquidity

At this time, and for the foreseeable future, there is a glut of offset credits in existing markets. There are many reasons for this, including but not limited to: (1) compliance market administrators introducing declining limits on the rights of covered emitters to use offset credits as compliance instruments, and (2) eroding confidence in the validity of emission reduction and carbon removal claims in existing markets. The current low volume of offsets purchased, relative to supply on offer, results in a thin and highly variable market with unpredictable prices. These circumstances have also historically been vulnerable to market manipulation which in turn erodes buyer confidence.

Governments have consistently created allowance oversupplies for their compliance markets, and then typically sold allowances for far below the marginal cost of reducing emissions or removing incremental CO_2 from the atmosphere. The same governments then intervene by setting allowance (but not offset credit) price floors, and reducing competition for their allowances by cutting covered entities' rights to use offset credits as compliance instruments. Many offset credit markets have crashed as a result. This leads to an oversupply, and to underperformance in action on one of the gravest threats faced by civilization at the present time.

In markets that do not have price support or government-set minimum floor prices, the highest prices buyers typically pay tend to be in the first one or two years after market launch. Due to the oversupply of compliance instruments and offset credits, apparent market prices tend to crash within five to seven years of initial market launch. Because the true marginal cost of cutting GHGs tends to go up over time, most market-generated carbon price signals fail to cover the costs of cutting GHGs.

At the time of writing, the highest prices paid for allowances or offset credits in every US and EU cap and trade market precedent to date have been paid in the first year or two of trading. Often these prices are paid by speculators in the year before the market is formally launched. This has been true for the EU ETS as well as the US lead phaseout, ODS, SO_2, NO_x, SCAQMD RECLAIM, RGGI, and California CO_2 markets. In every one of these precedents, the market price for compliance instruments has crashed to the regulated floor (when there has been a floor in the regulation at which prices can come to a stop). These lower prices have been well below the marginal cost of cutting emissions, and have more or less remained at the same levels until the cap and trade market was shut down or replaced by another regulation. Nori's aim is to leverage the liquidity and adaptability of cryptocurrency markets to engage in true price discovery for the removal of a tonne of CO_2.

Lack of accurate price disclosure and true market signals

In government-administered markets, governments attempt to ward off these market failures by introducing compliance instrument auctions with compliance instrument floor prices. Nonetheless, GHG allowances and CO_2 offset credits still rarely sell for more than the government-dictated floor price. So there is still no true price disclosure.

In compliance markets, governments' tendencies to create large GHG allowance surpluses tend to be the primary drivers of the apparent market price crashes. But in almost every precedent, rather than cutting their allowance surpluses, the first thing governments do to address crashing prices for compliance instruments is to terminate the rights of offset credit generators to continue to supply the compliance market.

This has happened in a majority of European Union member states in the EU ETS, the RECLAIM market (which operated in the Los Angeles airshed from 1992 to 2017), and has already happened in the California CO_2 market. There, an excess of government-issued allowances is the primary cause of compliance instrument surpluses.

From day one, the California cap and trade rule—drawing upon learnings from other jurisdictions that limited offset use after the market had been working for a while—limited those covered emitters' rights to use offset credits. However, covered emitters are hesitant to buy offset credits, even at a discount to allowance prices, due to their previous experiences in the California cap and trade markets. In fact, covered emitters in the California market have never used even 50% of their allowed offset credit limit, and there is a large backlog of unsold offset credits in all of the CAR, ACR, and Verra markets.

There are two reasons for this surplus. First, as introduced above, the California rules impose significant risk on emitters who elect to use offset credits as compliance instruments. Buyers are liable for ensuring their suppliers comply with the offset credit permanence tests that are associated only with carbon removal projects. There are no permanence tests for emission reduction projects and buyers are not accountable if an allowance proves to have no real underlying GHG reduction value.

Second, because most buyers are very familiar with this pattern of government response, in most compliance markets, buyers tend to peg the price they are willing to pay for offset credits at 50% or less than the apparent market (or floor) price for government-issued allowances. This is ironic, because—provided the offset's carbon removal is verifiable and real—it is the only instrument that really helps in meeting emissions reductions goals.

Financial additionality tests

Traditional voluntary and compliance offset credit markets also apply "additionality" tests to offset projects before they are listed for approval. To qualify for credits in most incumbent markets, projects must show their actions to be beyond what the suppliers must do anyway to comply with local regulations. Often the projects must also involve adoption of technologies or processes that are not common practice at the time.

Finally, the projects often have to meet a "financial additionality" test. This test requires potential offset credit suppliers to prove that in the absences of offset credit sales revenues, the action they are undertaking to reduce emissions or remove CO_2 from the atmosphere ("the project") would not be profitable. For example, say a polymer company developed a material that sequesters removed CO_2 and it became a profitable business model. In many conventional carbon markets, the company perversely wouldn't be able to also sell the service of storing carbon as a credit into the market *because* they already generate a profit.

The application of the financial additionality test in existing carbon markets is deemed important because it is expected to ensure that activities that would have happened anyway do not get funded. However, when it comes to carbon removal, this test removes any motivation for food producers, miners, and major manufactures to adopt practices and processes that might utilize removed carbon dioxide as an input. The financial additionality test dictates that only unprofitable projects will be approved to earn incremental revenues by delivering important ecosystem services. This makes little sense.

While additionality tests are important to incentivize proper emissions reductions, a test for un-profitability is counter to the goal of maximizing the amount of CO_2

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removed from the atmosphere. Our aim is to deliver the market infrastructure for carbon removal as a service. We want carbon sequestration to enable strong profits, and to attract as many new entrants to the market as necessary to draw atmospheric CO_2 concentrations down to safer levels. In time, carbon prices will then reach a sustainable balance between between the supply of and demand for ways of drawing down carbon from the atmosphere.

In sum, additionality tests keep good people out of bad markets. We are growing a marketplace for people who are doing good, and want to do it well.

Blockchain is needed to solve the existing carbon markets' failures

Ensuring transparency over who owns the carbon removal certificate

In order to keep track of the amount of CO_2 removed, Nori will verify the creation and sale of carbon removal certificates. A CRC is a certificate that represents one tonne of CO_2 that has been removed from the atmosphere and stored in a stable state. The bookkeeping of who owns a CRC at what period of time is critical to establishing a fair and transparent marketplace.

With Nori, the lifecycle of a carbon removal certificate is as follows:
1. a project lists itself in the Nori platform by uploading information defining project location and boundaries as well as historical operating data.
2. the project submits a carbon removal claim report. Annual operating data updates must be verified before Nori can issue CRCs.
3. a verifier confirms that the supplier's data is valid and that the CO_2 has been removed and measured correctly. This verification is attributed in the smart contract.
4. the CRC is listed for sale in the Nori market queue in a first-in, first-out basis.
5. once at the front of the queue, the next buyer purchases the CRCs by sending NORI tokens to the smart contract acting as market operator for the CRC.
6. the CRC owner immediately changes to the sending address of the NORI tokens in step 5. The CRC smart contract record is now "retired" and no longer allows a change of ownership.

Each of these steps occurs on the public blockchain. Through our application, an outside observer can easily trace the history of who removed the CO_2, how it was verified to be removed, who purchased the CRCs, and when the transaction took place. The transparency of the blockchain—meaning, the cryptographic proof that what is on the blockchain is what actually occurred in the digital world—ensures easy auditability of the lifecycle of the Carbon Removal Certificate.

Nori will provide an increasingly transparent way to audit and verify CRCs

Markets that allow for transacting in carbon have a critical imperative to ensure to all parties involved that the reductions or removal of CO_2 have actually taken place. To participate in the current offset markets, a supplier has to submit to a series of manual audits to verify the efficacy of their project before it is even allowed to be registered. These audits are completed according to the rules laid out in a particular methodology for that specific activity. Auditing and legal compliance adds significant costs to providing assets.

Our long-term vision is to automate this process wherever possible in a fully transparent way. Yet-to-be-created sensors and devices will reduce the amount of manual human involvement necessary to measure and verify how much CO_2 has been removed by a supplier. Such automation will lower costs for verification, and make it even easier to scale a market that removes carbon dioxide.

Tokenization via a cryptocurrency enables a new method of financing carbon removal

Suppliers of offsets currently have to find one or more counterparties to purchase their produced offsets. This is a time-consuming and unfamiliar process for people who might be, say, agricultural experts. The same is true for buyers, who have to work with a broker or consultant to find a project that meets their criteria and is available for purchase. Counterparty matching is a barrier to entry that prevents new buyers or suppliers from participating in the carbon removal industry. Our system eliminates that barrier.

Our NORI token will be minted before launching the market platform. One NORI token will always be able to purchase one tonne of CO_2 in the form of a CRC (assuming requisite CRC supply). A buyer wishing to pay for the removal of 10,000 tonnes of CO_2 would purchase 10,000 CRCs for the price of 10,000 NORI, plus a transaction fee (which is Nori's source of revenue).

Using the token as the method of payment reduces the amount of friction that exists when a supplier and buyer transact with each other. It also enables the buyer to purchase CRCs from multiple suppliers in a single transaction. If a buyer wishes to purchase more CRCs than are for sale from the next supplier in the queue, then the platform will automatically batch together multiple suppliers at the front of the queue to provide the needed CRCs to the buyer. The system will pay out the NORI tokens proportionally to all the suppliers involved in that transaction. On the other end of the spectrum, the NORI token can also be used to pay for microtransactions of CRCs.

Carbon removal is measurable

Ultimately, reversing climate change will require permanent removal and storage of excess carbon dioxide from the atmosphere. Additionally, carbon dioxide removal needs to be done on a large, global scale—equivalent to the scale of human activities. In order to facilitate scaling this, Nori is creating methodologies for the measuring and accounting of carbon dioxide removal. Transparency is at the heart of what Nori does, so these methodologies will be open and crowdsourced, ensuring a collaborative and cooperative advancement of solutions to the urgent problem of climate change.

A Nori carbon removal methodology is a set of accounting rules that will provide proof that carbon dioxide has actually been removed. The Nori methodologies [Github](#) repository is used to allow contributors to collaborate on improvements to proposed methodologies in an open, transparent, and versioned manner. The outcome of each methodology is a step-by-step process for accounting a verifiable amount of carbon dioxide removed. This amount is accounted for in the form of carbon removal certificates (CRCs). Each CRC will represent one metric tonne of carbon dioxide physically removed and stored.

There are many different ways to remove carbon dioxide from the atmosphere. The readiness of the different approaches ranges from practices that have been observed for many thousands of years, like tree planting and storing carbon in soils, to early-stage demonstration of industrial plants that can remove CO_2 from the atmosphere. Each way to remove CO_2 can be considered a methodology. Each comes with different levels of technology/system readiness, risks, co-benefits, and permanence of the carbon dioxide removed.

Method of carbon removal	Practices (examples)	Implementation costs	Measurement options	Readiness Levels
Soil Carbon Removal	No till, cover crops, rotating crops, rotational grazing, compost, biochar	Low to Medium	Operating data reporting, soil sampling and analysis, sensor data, IFR imaging	Mature
Forestry	Tree planting, agroforestry	Medium	Seeding, planting, management & clearing activity	Mature

			reporting, IFR imaging (satellite, drone), soil sampling and analysis, tree mass analysis	
Carbon removal in the built environment	Biological and chemical materials	Medium	Documenting, tracking and reporting CO2 absorption processes, reporting material weights, densities and end-uses	Early stage / in development
Wetland restoration, Blue Carbon	Mangroves, salt marshes, algae	Medium to High	Imagery, weight	Early stage / in development
Enhanced weathering	Direct/indirect mining	Medium to High	Imagery, gas analyzers	In development
Bio-energy with Carbon Capture and Storage	Land/water based bio-harvesting with CSS	High	Volumetric, gas analyzers	In development
Direct Air Capture (DAC)	Heat, pressure, and moisture driven CO_2 extraction devices	High	Volumetric, gas analyzers	In development

Nori Methodologies

Nori's goal is to enable large-scale carbon dioxide removal and storage through incentivizing a suite of carbon removal processes. In order to incentivize these processes, it must be possible to quantify the amount of carbon dioxide removed in a credible fashion. While the details of each methodology will be outlined in separate documentation and can be found in Nori's Github repository, below we outline the general process for verifying a carbon removal project across all methodologies. Each methodology will consist of three components:

1. a process to remove carbon dioxide.
2. a process to list the project.
3. a procedure to verify, maintain, audit, and rate the CRCs.

A process to remove carbon dioxide

To have a project considered for listing it has to be able to remove carbon from the atmosphere or ocean. This means that on net, more carbon dioxide and/or other equivalent greenhouse gases are removed than are put into the atmosphere. If any excess GHGs are emitted in the process of doing the carbon removal activity, then those emissions are counted against the total amount of CRCs which can be generated. The first methodology Nori is launching will be for farmers in the United States who can change cropping practices to add more carbon to their soils.

A process to list the project

The estimation of carbon removal potential represented by CRCs over time depends on the information provided by the supplier (project developer). Hence, after an initial CRC estimate is determined for a project, a supplier can see their expected payout from CRCs. Here is a user flow diagram to illustrate this process for our first methodology.

A procedure to verify, maintain, audit, and rate the CRCs

Initial verification

Once the project information is used to estimate the potential CRCs over a period of time, the supplier will need to contact a third-party verifier who will conduct the aforementioned *verification attestations*. Before these CRCs can be listed into the Nori queue, a verifier must attest three things to be true. 1) The supplier (project developer) has the right to list the project. 2) The data provided by the supplier is accurate. 3) The project is not listed on other registries or carbon markets. Here is a user flow diagram to illustrate this process.

Maintenance of project verification status

Suppliers will need to maintain project data and have that data verified over a given period of time (as outlined in each Nori methodology's verification protocol) in order to maintain project listings. Here is a user flow diagram to illustrate periodic verification. Here is a user flow diagram to illustrate project maintenance.

> *Ex: In carbon sequestration in croplands, there will be a yearly requirement to provide accurate data on that year's land management practices. In order to list the CRCs for increased carbon stocks in the land over that year, the supplier would have to pay a verifier to conduct the off-site verification of data once again.*

Random auditing

Projects will be subject to on-site auditing. This audit will coincide with a change in the quality score of the CRC as discussed in our technical components section later in this paper.

> *Ex: In carbon sequestration in croplands, auditing can take place randomly from anywhere between three and seven years after project listing. If the auditor finds that the grower has misrepresented the information or violated the terms of the contract (by no longer practicing the reported regenerative farming practices), then the supplier would be blacklisted and would be subject to legal repercussions outlined in the contract agreement with Nori.*

Final audit

There is a final audit at the end of the 10 year CRC contract. For our first methodology, the audit includes comprehensive soil sampling. [Here is a user diagram](#) to illustrate the process.

To mitigate risk of collusion or incompetence, verifiers will be audited by a second verifier. If collusion or cheating is discovered, the original supplier and verifier will be blacklisted from the Nori marketplace, and their CRCs will be pulled from listing.

CRC Score

Each CRC will be assigned a quality score. The CRC quality score is determined by the quality of data provided by the project that can decrease the estimation error around quantification of carbon dioxide removed. The quality score is what determines how many NORI tokens can be immediately tradable, versus held in a reserve account that will be released after the 10-year audit. The purpose of the quality score is to create a market incentive to drive better measurement technologies, and also incentivize the supplier to pay for more forms of verification so that they could have more NORI tokens immediately tradable. Once a CRC has been assigned a quality score, the score cannot change, but quality scores for projects can improve over time.

Token economics

The NORI token will function as the medium of exchange for purchasing Carbon Removal Certificates (CRCs). One NORI purchases one CRC. Each CRC represents one tonne of CO_2 (or warming equivalent of another greenhouse gas) removed from the atmosphere. That exchange rate will be fixed throughout the life of the Nori marketplace.

Nori is planning to create a total of 500 million tokens. 350 million of these will be sold in both a private securities offering and an ongoing public sale after the Nori market has launched. 100 million tokens will be set aside for an insurance fund to cover faulty carbon removal certificates. 50 million tokens will be held by the Nori team.

Token Allocation	Percentage	# of Tokens
Regulation D (Class A + Class B)	18.8%	94,000,000
Regulation CF	1.2%	6,000,000
Public sale (Class R)	50%	250,000,000
Insurance reserve	20%	100,000,000
Nori founders/employees/advisors	10%	50,000,000
Total		**500,000,000**

Our mission is to create a decentralized network of activity where suppliers of CRCs are getting paid via NORI by buyers. To that end, Nori has two goals in selling tokens:
1. raise funds for the continued growth and operation of the business, in order to launch a marketplace successfully.
2. create a liquid market where third-party exchanging of the NORI token establishes a price incentive for suppliers to remove CO_2 and generate CRCs and get paid in NORI.

We are planning to sell our tokens in three different ways:
1. a private securities offering of Simple Agreements for Future Tokens (SAFTs) conducted under the Regulation D 506(c) exemption to accredited investors.
2. a crowdfunded securities offering conducted under Regulation CF.
3. public sale of tokens to anyone so that they can use them to purchase CRCs.

We anticipate conducting the private sale of SAFTs and the crowdfunded offering of debt payable by assets in summer/fall 2018. The public sale of tokens will begin after the Nori marketplace has launched, when there are CRCs available for purchase.

SAFT Regulation D Offering

All presale tokens issuable under the SAFTs will be sold as securities, and thus require a one-year lockup before they are allowed to be transferred. There are two classes of tokens to be issuable under the SAFTs: Class A and Class B. Buyers of either Class A or Class B SAFTs must be accredited. There is a $5,000 minimum purchase requirement. For both Class A and Class B SAFTs, no individual buyer (or their subsidiaries) will be allowed to purchase more than 20% of the SAFTs in that class. This is on par with the maximum limits that the compliance carbon markets place on certificate purchasers in order to ensure robust and fair market activity. If after filling all existing orders for SAFTs there exist unsold SAFTs, then Nori will allow existing buyers to purchase beyond the 20% limit on a case-by-case basis.

All SAFTs will be sold on a first-come, first-served basis. If the Class B SAFTs become oversubscribed, we will give priority to any Class B buyers who also purchase Class A SAFTs.

Class A SAFTs

Price: $0.075 per Class A Token issuable under the Class A SAFTs
Total Offered: 19,000,000 Class A SAFTs
Total Offering Amount: $1,425,000
Maximum individual purchase: $285,000 (SAFTs representing 3,800,000 Class A tokens)

Class A tokens are meant to be sold to future buyers of CRCs. To that end, all Class A tokens will have a contractual requirement to be used for purchasing CRCs before they can enter public exchanges. After the one-year lockup ends, owners of Class A tokens will only be able to use them inside the Nori application.

The purpose of this class of tokens is to establish pre-existing demand for CRCs. 19 million tokens in circulation that can only be used to purchase CRCs indicates to the suppliers that there will be buyers for their CO_2 removed.

Class B SAFTs

Price: $0.15 per Class B Token issuable under the Class B SAFTs
Total Offering: 75,000,000 Class B SAFTs
Total Offering of Class B SAFTs: $11,250,000
Maximum individual purchase: $2,250,000 (SAFTs representing 15,000,000 Class B tokens)

Class B tokens have the same one year lockup requirement as Class A tokens, but there is no requirement that they be used to purchase CRCs.

Regulation CF Offering

Before or during the Regulation D SAFT offering, Nori intends to conduct a separate offering under federal Regulation CF during Q3-4, 2018. Please go to the www.republic.co/nori crowdfunding platform for the details of this offering.

Public Sale (Class R)

Price: Beginning at $1.00/token, variable over time
Amount of tokens for sale: 250,000,000

After the Nori marketplace has launched, Nori intends to offer an additional tranche of tokens in what we are calling Class R (R for "retail"), to be sold in a metered distribution. Each Class R sale of tokens will last for a period of time less than four weeks in length. If at the end of that particular sale period there are any unsold tokens for that batch, then those remaining batch tokens will be burned. Nori expects to offer these tokens at the time of the launch of the Nori marketplace, and then two more sales in the first year of operation. After the first year, we expect a sale of a Class R batch of tokens each quarter thereafter until we have sold or burned all 250 million tokens.

It is intended that buyers purchase these tokens for the purpose of buying CRCs, however there are no restrictions on the transferability of these tokens. The method of this sale is still being determined. It is Nori's hope that this sale of tokens will be classified as non-securities by the SEC, but if that is not possible, then we will be filing for approval to sell these tokens under the Regulation A+ exemption of the Securities Acts.

The price of the Class R tokens is projected to begin at $1/token, but will vary over time. That variable price will be calculated based upon the results of forward contract auctions that take place. The amount of tokens for sale in each batch will be determined based on the available supply of CRCs for sale as well as results of the forward contract auctions. The goal with this metered system is to ensure that the price of the NORI token matches—as closely as possible—the true value the market places on removing one tonne of CO_2.

Insurance Reserve

Amount of tokens in reserve: 100,000,000

Part of Nori's unique value offering to the market is that we will guarantee to buyers that when they pay for one tonne of CO_2 removal, they will be made whole in the event the particular CRC they purchased is found to have not actually removed one tonne. In that case, Nori will purchase new CRCs in the necessary amount using a reserve of tokens and assign ownership of those CRCs to the buyer.

As the Nori market operates over a period of time, we will evaluate the rate at which insurance payouts are required to be made. If time reveals that we do not need such a substantial reserve of tokens, then Nori will publicly announce a planned date for burning excess reserve tokens.

Forward Contract Auctions

In commodity market terms, the Nori marketplace as described in this white paper is a spot market for CRCs. To facilitate faster and more accurate price discovery, we also intend to hold regular forward contract auctions for CRCs. This will be a blind single-price auction format. CRC suppliers and potential buyers submit confidential bids disclosing the prices (denominated in US dollar-equivalent) at which they are willing to trade CRCs for NORI tokens on a designated future date.

This auction format provides some certainty around future prices paid, as well as firming up some demand for CRCs. The forward contracts resulting from successful auctions will still be over-the-counter bilateral transactions, which means that the parties to the contracts will still bear all delivery and settlement risk.

Throughout these auctions, the price peg of one NORI token to one CRC will be maintained. If, on the forward contract settlement date, the price of the NORI token in USD terms is lower than the CRC price agreed to in the contract, then the buyer of the CRCs will be required to pay one NORI token, plus the remaining USD balance, in a currency to be determined (e.g. USD, ETH, BTC, etc.).

Example:
Supplier A delivers 10,000 CRCs to Buyer B. The forward contract price is $3.80. At the time of the delivery of CRCs, the NORI token is trading at $3.10 in the reference third-party exchange(s). The buyer pays the supplier one NORI token plus $0.70 (in a currency that is agreed in the contract) per CRC for a total of 10,000 NORI plus $7,000.

If, on the settlement date, the price of the NORI token in USD terms is higher than the contracted CRC price, then the seller of the CRCs will receive one NORI token per CRC sold, and will refund the buyer half of the difference between the contract price and the NORI token market price. This is so that the CRC buyer and seller share in the benefits of NORI token price increases in the third-party markets.

Example:
Supplier A delivers 10,000 CRCs to Buyer B. The contract price is $3.80. At the time of the delivery of CRCs, the NORI token is trading at $5.80 in the third-party exchanges. The buyer pays the supplier one NORI token per CRC, and the supplier pays the buyer $1.00 per CRC. The supplier receives 10,000 NORI, and the buyer receives $10,000.

The market

We split our market into two segments:

- **Buyers**: emitters who are adding CO_2 into the atmosphere and paying for its management. These could be individuals or businesses with a strong sense of environmental responsibility and commitment to reducing their carbon footprint who would ultimately participate in the market to reverse the carbon footprint of their projects. The most proactive of them are interested in having a net-positive footprint—removing more CO_2 from the atmosphere than they emit.
- **Suppliers**: individuals, aggregators, or businesses that would be doing the work of removing carbon dioxide and thus driving the creation of carbon removal certificates (CRCs). For example, these are practitioners of regenerative agriculture, large landowners, agroforestry operators, managers of mine tailings, operators of direct air capture technology, etc.

We further identify the actual market of the total possible buyers and suppliers as well as the necessary market of buyers and suppliers that would be required of a healthy planet. The necessary market would not only negate the total scope of the world's annual emissions, but also reduce excess CO_2 to a degree that enables the world to meet and exceed internationally agreed climate change targets.

Nori's mission is to see a world returned to 300 ppm of atmospheric CO_2. Returning to this concentration requires the removal of 1.5 trillion tonnes of CO_2. This number increases every year as we globally emit the equivalent of 53 billion tonnes of CO_2 and in spite of efficiency gains and low carbon sources of energy, continues to rise. We recognize that Nori cannot possibly be solely responsible for this massive undertaking, but we anticipate having significant impact in two ways:

1. we will account for a significant percentage of the CO_2 that gets removed.

2. we will spur the development of an entirely new carbon removal industry, whose actors will compete with each other on the most efficient and value-providing methods for removing GHGs.

Buyers

Voluntary Carbon Offset Buyers

> "*As companies and organizations begin to adopt carbon negative goals, like Interface's mission to create a climate fit for life, we need platforms and mechanisms to help us achieve these commitments. A platform focused on connecting, and providing valid carbon removal offsets is a positive step forward.*
>
> *I'm excited about the potential for a platform that helps us with our goal to reverse global warming by connecting disconnected players from the agriculture and business sectors through the mechanism of offsets to help companies achieve their goals and incent those in the agriculture and farming world to continue to work in ways that protect the planet.*" *(4/4/18, Email)*

  - Erin Meezan, VP and Chief Sustainability Officer, Interface, Inc.

The first category of buyers that Nori is working with are highly motivated to help create better tools to address climate change, and have expressed a willingness to be "guinea pigs" in the Nori marketplace.

Voluntary buyers of carbon offsets tend to value the public relations/advertising benefits of such acts, and/or feel compelled to compensate for their carbon emissions. They are often daunted by complexity, opacity and the amount of money spent on auditing and compliance in the current market. The most important factor in their evaluation of a carbon removal tool is how well they can trust that the carbon was actually sequestered.

Actors in the corporate social responsibility realm represent the biggest buyers of voluntary carbon offset markets. They often seek novel ways of demonstrating their environmental attitudes, such as Airbnb initiating an offset program for their employees' commutes.

Events

"As someone who is pretty good at finding things on the internet, I couldn't easily find the best way to offset the 40,000 tonnes generated by our conference." (9/21/17, Phone Call)

- Peter Gilmer, Executive Director & Head of Sustainability of the [Web Summit](#) tech conference

Prospective Buyers

As Nori continues from the presale to the retail sale, we have identified a number of other prospective buyers.

Airlines

"We are interested in frictionless ways to immediately offset flights, and our customers are beginning to demand that we do this." (9/20/17, Climate Week NYC)

- Sophia Mendelsohn, Head of Sustainability, [JetBlue Airways](#)

Because airlines currently have to burn fossil fuels to fly, there is presently no way to directly neutralize the carbon footprint of air travel. Airlines can offer passengers the option to offset travel, but oftentimes passengers are unsure whether this actually reduces their footprint. Corporations also give flyers the option to offset their carbon footprint. It carries the benefit of their emissions being more easily traceable through the use of a simple API.

Individual Buyers

Individual buyers are primarily motivated by environmental leanings to offset their emissions. Buyers could also be interested in buying a gift on behalf of someone else. One of the biggest concerns is whether what they buy is actually creating an impact. The process is daunting; we aim to simplify it. We will use our software platform to create the framework for plug-ins to easily negate an individual's carbon footprint.

Cities/Governments

Cities and governments can use the Nori platform to meet and motivate commitments to rapidly reduce/negate carbon emissions. Under increasing political pressure, mayors and government officials will be held accountable to meet their carbon reduction goals and can buy and use Nori tokens to meet goals and commitments.

Suppliers

One of the main aims of this project is to reward and incentivize the growth of existing providers of carbon-removing products and services not already selling their CRCs on an existing market. Suppliers who earn tokens will receive an extra income stream and be able to expand their businesses—all the while encouraging other suppliers to enter the space because of competitive pressures.

We define suppliers as any project developer or entrepreneur capable of deploying solutions that can remove carbon dioxide from the atmosphere. Through a mixture of market research and interviews of members of the following subgroups, we have determined—and will alleviate—the following pain points.

Our approach is two-fold: (1) Attract those who are removing carbon from the atmosphere (through products or other means) who are not currently monetizing their carbon sequestration, and (2) convince those who are currently monetizing carbon removal to use our market.

Non-monetized and already in production

Farmers and growers are already practicing regenerative agriculture techniques that return carbon to their land. By offering them the opportunity to earn tokens, we provide a new income stream to support the practice, and incentivize new entrants to the market, thus accelerating carbon removal activity. We must make sure that their carbon is not already being counted elsewhere in the process.

There are also businesses considering ways to sink carbon into products like wooden i-joists (for wooden skyscrapers) for building construction, and food, fibers, materials, and textiles made with carbon taken out of the atmosphere. Currently, the majority of these emerging ventures are not jointly measuring and monetizing the carbon removal service they are providing.

Non-monetized and not profitable

Products that are not currently profitable—or are right on the margin—may enter the space knowing that they have an income stream in the form of valuable cryptocurrency tokens. Some of these projects may be profitable, but within current carbon offset regimes the costs of verification and creating a new verification protocol exceeds the immediate benefit.

Monetized and in production, but inefficient

Through the use of new drone technology, the costs of sequestering carbon through managed forests will go down, and our token may offer better value relative to conventional offsetting markets.

Go-to-market strategy

Nori is able to go to market by connecting an unmet supply (the ability to remove carbon dioxide from the atmosphere) with an unmet demand (the desire to pay for removing excess carbon dioxide from the atmosphere). Central to this effort is building a community that is committed to supplying, verifying, and buying CRCs. Supply comes from individuals and CRC aggregators who are involved with projects that can remove carbon dioxide from the atmosphere.

We must create a product that integrates with our first baseline generator to verify CRCs. Demand for CRCs and the NORI token comes from the token launch, third-party exchange markets, forward contracts, and over-the-counter exchanges. To go to market, each of these four tracks must advance in parallel.

The responsible approach to this challenge is to begin operating the market with a whitelisted group of suppliers, verifiers, and buyers. To build a thriving marketplace, it is imperative that we onboard our early adopters and grow the network in a healthy, sustainable way.

Supply

After conducting a broad technology review of all the different methods to remove carbon dioxide from the atmosphere, we determined that the initial supply for the Nori marketplace should come from the agricultural sector in the United States who would be incentivized by the Nori marketplace to increase carbon dioxide sequestration in soils.

Nori has prioritized the methodology for carbon removal through soils because of its immense carbon storage potential. The top 30 cm of soil throughout the globe stores twice as much carbon as the atmosphere[5].

Additionally, focusing on increasing the carbon content of soil has an added benefit of increasing the fertility of soil. Soil erosion has been steadily increasing over the last

[5] 2017 Zomer, Bossio, Sommer, Verchot: Global Sequestration Potential of Increased Organic Carbon in Cropland Soils https://www.nature.com/articles/s41598-017-15794-8

century, and soil restoration through regenerative farming practices such as no-till, cover-cropping, and crop rotations ensures soils and lands will remain productive—or become more productive—for agriculture.

Using this methodology is a win-win situation because it serves as both (1) carbon drawdown mechanism, and (2) means of making farmland more sustainable over the long-term. This is an opportunity for two industries—environmental technology and agriculture—to each meet their respective goals while simultaneously making a significant impact on the global issues of soil erosion and climate change.

Phase 1: Alpha Launch with early adopters and CRC aggregators

Early adopters in Nori will come from two initial channels:

First, farmers will have the ability to enter their data into [COMET-Farm](#) with whom we have established a data layer connection. Second will be with data management software that is used by farmers. If the farmers choose to engage with Nori directly they will be suppliers; if they assign CRCs to the Data Managers, we will collect data from COMET-Farm.

We are pursuing a short-tail and long-tail strategy. The short-tail strategy will whitelist farm management software that collects data required to generate carbon removal claims. This approach will network us into tools that farmers are using to provide data needed to generate supply. This will dramatically reduce the administrative friction for farmers to participate in a new marketplace and network in Nori to over 200 million potential yearly CRCs (in terms of the total amount of acres under management using farm management software). This approach also has the advantage of integrating into agronomic decision-making tools that can include an additional revenue stream from increasing carbon content in soils. The long-tail approach will bring on individual farmers to list supply on the Nori platform without the use of farm management software. This will initially be possible through our first baseline generator, COMET-Farm.

Phase 2: Increase supply through channel activation

As we open up the market, we will actively build channels to increase the CRC supply for our first methodologies. To this end, there are several channels where we have been cultivating relationships, including:
- Data Managers: we will build new partnerships with partners who are working with farmers to make agronomic decisions and are able to standardize data schema to generate CRCs through farmers using their software.

- CRC Aggregators: we will engage groups who have the capacity to aggregate potential CRC supply, whether through directly purchasing farmland, or through lowering the administrative burden of individual farms to submit data.
- Brands: working with brands committed to adopting regenerative practices, we will enable companies' supply chains to measure and monetize carbon removal in their soils, which will increase brand value.
- Government offices: connecting with state Farm Bureaus and local offices of the National Resource Conservation Services, we will present our system as a new opportunity for farmers to access a private market.
- Enabling Technologies: we will engage companies and organizations that have solutions to increase carbon content in soils (i.e., microbial crop treatments, biologic fertilizers, or cover crops).
- Agricultural Networks: we will participate in grower meetings, continue our participation in networks like Carbon Farming Innovation Network, and other consortia to spread the word about Nori and engage new market participants.
- Referrals: This is a way for early Suppliers and Data managers to contribute to adding new CRCs into the Nori marketplace. We will build functionality for early participants and people who are aware of Nori to refer potential CRC suppliers to our platform and earn referral fees.

Phase 3: Launch new methodologies

With the market operational and anyone able to purchase CRCs, our next phase is to begin scaling with new methodologies to remove carbon dioxide. Soil carbon removal is only the first of many such methodologies. We will continue to evaluate and become connected to state-of-the-art emerging methods of drawing down greenhouse gases from the atmosphere, including, but not limited to: afforestation, direct air capture, bio-energy with carbon capture and storage, and more.

Evaluation criteria we will consider include:
- volume of possible CO_2 to be removed.
- timeline of when CRCs could begin being generated.
- interest from existing suppliers.
- ease of measurement of removed CO_2.
  - development roadmap for new measurement techniques. It's possible that certain types of measurement might become significantly easier and cheaper in the coming years.

Phase 4: Build system for anyone to propose new methodologies

Our long-term goal is to create the software infrastructure for the community to generate and improve new methodologies. Our platform will create a transparent process for proposing, validating, and versioning all of the methodologies.

Verification

As Nori launches, it is critical that the system in which we verify improves over time and is more efficient than traditional carbon offset markets, both in terms of costs and trust.

Phase 1: Establish infrastructure for functioning first methodology

Working alongside leading academics in the soil-carbon field, we have been able to advance 25 years worth of models estimating carbon removal in soils, in order to establish a functioning methodology.

Key milestones of Phase 1 to date have included:
- establish integration with first baseline generator, COMET-Farm.
- production of strawman methodology data requirements for CRC quality scoring.
- establish mechanism for stakeholder feedback through a [public webinar series](#).

Future milestones include:
- publish peer-reviewed methodology.
- operational market infrastructure.

Phase 2: Iterate and improve

After launch, we will be actively working to improve the first methodology from the input we gather from alpha users. We will establish a dynamic feedback loop to the baseline generator partner to ensure that the model improves as more verified data goes through the system in order to reduce estimation errors. We will work to standardize data schema and integrate with Internet-of-Things (IoT) devices to improve data streams and quality ratings. We will also actively seek out new baseline generators and work with new data sets to expand the cropping methodology beyond the United States.

Phase 3: Launch verification infrastructure for new methodologies

In this phase, we will be actively launching new methodologies which we will have begun developing in phase 2. Learning from our first methodology, we will build the capacity for the verification and baseline generation of the new methodologies.

Phase 4: Automate verification, improve capacity to generate baselines

To scale the platform and the carbon removal market, we look toward ways to remove human costs so that more of the removal activity can occur. Integrating with IoT devices, we will seek to automate verification where possible. Similarly, we will use Artificial Intelligence (AI) to improve baseline generation and reduce uncertainty costs around specific carbon removal processes.

Demand

Phase 1: Sell NORI through the SAFT sale

Music festivals and large conferences have indicated serious interest in our customer discovery meetings; there exists a strong desire to completely negate the emissions of their events. Visionary companies with missions aligned to our own of reversing climate change have expressed a willingness to stand-up this new marketplace and re-route a portion of their carbon offsetting budget to purchasing Nori CRCs.

Phase 2: Retail Sale

Once the market is operational and buyers have successfully purchased CRCs from suppliers, our next step is to ensure we have secured enough inventory of CRCs available for sale that we are comfortable that we won't face inventory shortages immediately. Forward contract auctions should help those who really desire CRCs to get them while supply is less than demand may be. We will therefore sell the rest of the available NORI tokens (250 million) in a metered retail sale that will occur quarterly. NORI will be sold based on how much available CRC supply there is in the queue.

Phase 3: Open market, improved buyer functionality

During and after the sale of all 350 million tokens to the public, Nori will be actively taking steps to increase the velocity of CRC purchases with Nori tokens. We will do this through improving the buyer functionality on the platform and expanding partnerships.

Phase 4: Embed carbon removal in everyday life

Blockchain technology is often compared to the technologies that underpin the world wide web and internet (e.g. TCP/IP, HTTP, SMTP, DNS, etc.). The important takeaway is that most people do not need to know how those protocols work in order

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to interact with a web app. We envision a similar future for removing CO_2 in the Nori marketplace.

There are myriad ways that small actions by consumers could trigger automatic purchases of CRCs in the background:

- the gasoline pump asking if you want to make your purchase carbon-neutral.
- corporations offering to offset the emissions of your rideshare ride in exchange for viewing a short advertisement.
- mobile game in-app purchases that promise to the user some real-world environmental restoration will take place.

In this way, Nori is building an API to reverse climate change. Many people who ultimately take some action that results in buying a CRC might not even be aware of it. This large-scale adoption of carbon removal is what will enable Nori and the world to make a real and significant impact on climate change.

Building a movement

Establishing a new voluntary marketplace with innovative mechanisms to quantify, estimate, pay for, and get paid to remove carbon can only occur in a widely collaborative and transparent way. The community we are fostering is one that is committed to collective action to draw down carbon dioxide from the atmosphere. To socialize our approach, Nori has been actively participating in relevant events, connecting with the broader network, publishing articles on our blog, producing a weekly newsletter, and gaining exposure through media outlets including:
- Fast Company
- Clean Technica
- The New Food Economy
- GreenBiz
- Virgin Unite: Earth Unscrewed Podcast
- and more.

Webinar series

Central to our approach is the ability to be transparent and open about the state of development of our product while engaging market participants in a credible way. We launched a webinar series to be able to provide updates, gather feedback, and dive into specific topics around our market design. Here is a link to past and future webinars.

Reversing Climate Change Podcast

Part of our go-to-market strategy includes producing a regular podcast discussing carbon removal with the people who are doing the work to remove carbon as well as potential buyers in our marketplace. Guests hail from [JetBlue](#), [Newlight Technologies](#), [Project Drawdown](#), the [Center for Carbon Removal](#), [Arizona State University](#), and more. In episode 13, [we explained what Nori is and how the project began](#), and it is an excellent starting point. The podcast is available for streaming at https://nori.com/podcast as well as on iTunes, Google Play, and Stitcher.

Collaborations

Nori is actively engaging with several groups.

Baseline generators:
COMET-Farm—Colorado State University

Supply:
Regen Network
Soil4Climate
Main Street Project
Delta Institute

Industry Groups

Nori has joined the [Enterprise Ethereum Alliance](#) and the [Climate Chain Coalition](#) to work with fellow travelers in the standardization of blockchain architecture, and align with blockchain-related climate change efforts. Nori is also a member of [Green America's Carbon Farming Innovation Network](#) where we provide insight from our new process to the broader food and agriculture community.

Measuring success

The mission of Nori is to reverse climate change. Humans have emitted too much carbon into the atmosphere, and our application's function is to incentivize the sequestration of already-emitted carbon dioxide and other greenhouse gases. For us, impact is easily and directly measured by how much carbon dioxide has been sequestered via the marketplace.

When a buyer spends a token to buy a Carbon Removal Certificate, we can account for that tonne of CO_2 being sequestered and paid for. As the marketplace is in operation over time, it will be simple to measure how much CO_2 has been sequestered on account of our project. Our impact will be very tangible by definition of how the system operates.

We also plan to track how well-retained our market participants are. It's crucial to the performance of the marketplace that we balance growth of buyers with growth of suppliers. To that end, we'll be measuring number of participants and how often they interact with our marketplace.

To summarize, our key metrics are:
- number of tonnes of CO_2 paid to be removed.
- unique number of CRC buyers, and the change over time.
- unique number of CRC suppliers, and the change over time.
- frequency of buyers returning for additional purchases.
- frequency of suppliers returning to sell additional CRCs.

Nori Marketplace technical components

Nori Improvement Proposals

Nori is committed to not only ensuring that carbon dioxide removed is accurately measured and verified, but also that everything about that process is done in the most transparent way possible. To that end, we are implementing a process whereby the community at large can create, comment, and give feedback on new methodologies. Additionally, all architecture designs for our marketplace will be done in the same fashion. We call each of these discussions a Nori Improvement Proposal (NIP).

An NIP is a design document providing information to the Nori community, or describing a new feature for Nori or its processes or environment. The NIP should provide a concise technical specification of the feature and a rationale for the feature. The Nori community can work with a designated NIP author, who is responsible for building consensus within the community and documenting dissenting opinions, to propose modifications to the operation of the Nori platform. For more information see: https://github.com/nori-dot-eco/NIPs/

Marketplace Components

Commodity Components

Carbon Removal Certificates (CRC)

A carbon removal certificate is an asset representing 1 tonne of CO_2 removed. It is initially owned by the supplier and eventually sold to a buyer. When a supplier creates new CRCs, a collection of CRCs is created that contains any number of CRCs.

By following the rationale defined within NIP-4 and NIP-5 we came up with a way to tokenize a CRC. The CRC is created from a modified version of the ERC-721 non-fungible token standard in combination with the ERC-777 advanced token standard. Each CRC has non-fungible qualities that can be leveraged to distinguish one certificate from another. A CRC collection, when created, can represent any number of tonnes of CO_2 removed, and can be divided into smaller amounts of tCO_2e at the point of sale.

For more information, see the CRC formalization NIP-8.

Each CRC is generated by a methodology specific to a process of removing carbon dioxide from the atmosphere. Each CRC methodology is assigned a quality score. The score will determine how much NORI goes into a restricted versus unrestricted account. Quality scores for CRCs can improve over time as a result of better data and of systems of carbon removal quantification that result in lower uncertainties.

NORI Token

Nori is leveraging the ERC-777 advanced token standard to create our NORI token. The smart contract for the NORI token simply maintains a ledger of user balances. Creating our own token offers the ability to meet the needs of a medium of exchange for the CRCs being sold.

Participant Components

We will be creating a registry that maintains a list of all network participants who are whitelisted to interact with smart contracts in the platform. Participants in the Nori network are given certain levels of permissions. By default, participants are defined by their public keys and have a read-only permission on smart contract functions defined in Commodity and Market Component types.

The additional permissions granted to users are defined by their user type:

- **Buyers.** Buyers can invoke functions within the market contract that allow for the purchasing of CRCs with NORI
- **Suppliers.** Suppliers can invoke functions to mint and sell CRCs
- **Verifiers.** Verifiers are independent third parties who are required to approve the creation of a CRC before it can be listed for sale.
  - There exists a sub-type called **Auditor** who functions the same as a verifier, but is required to be a different person than the original verifier. When an auditor updates the certainty of CO_2 having been removed, they can leverage their signature to upgrade the CRC's certainty estimation tier.

Market Components

The FIFO Marketplace

When a supplier generates a verified collection of CRCs, they can list their CRCs for sale in the Nori marketplace. The marketplace currently only enables first-in, first-out (FIFO) purchases and sales. When the supplier lists their CRCs, the smart contract holding the CRC collection enters the back of the for-sale queue. In doing this, the FIFO market updates its array of sales, appending that particular CRC collection at the end of the list.

When a buyer chooses to purchase CRCs using their NORI, a purchase is initiated for the CRCs at the front of the queue. This process is similar to the listing of the CRCs by the supplier in that the FIFO contract array is updated and removes the oldest entry.

Our FIFO market contract acts as an operator in the ERC-777 advanced token standard. This operator has special permission to take multiple actions in a single blockchain transaction. The NORI tokens are transferred from the buyer's public key to the supplier's public key, and the CRC is transferred from the supplier's public key to the buyer's public key, all in one transaction. This is called an atomic swap.

A collection of CRCs can contain any number of tonnes of CO_2 removed. If a buyer wishes to purchase a number of CRCs that are either more or less than the total number of CRCs in the next for-sale collection, then the operator contract will split a collection into two so that the buyer can purchase their exact desired number of CRCs.

CO$_2$ Accuracy Risk Mitigation

Nori is making a guarantee to buyers that their purchases of CRCs will be made whole if it is ever discovered that the particular CRCs they purchased cannot be linked to specific and verifiable reductions of GHG. Our approach is that Nori and the supplier should share the risk of future verification finding that fewer tonnes of CO$_2$ were removed than originally stated.

To accommodate this guarantee, we are building out a Risk Mitigation Balance. This insurance pool of NORI tokens will be used to automatically purchase new, well-verified CRCs on behalf of the buyer. The discussion around this is in NIP-7.

Marketplace Lifecycle

Step 1: Listing a project and establishing its baseline

A project developer applies to list their carbon removal project on the Nori platform. The project developer provides certain historical (pre-project implementation) data to a Nori whitelisted baseline generator, along with proof of project ownership. A whitelisted verifier provides independent third-party assurance that the information provided in the project listing application is reasonable and verifiable. A dynamic carbon stock baseline for the project is derived from the verified historical data, where that baseline is the background soil, biomass, mineral and/or built environment carbon stock estimate that will be used to calculate annual incremental carbon stock growth (atmospheric carbon removals) over project's minimum ten-year listing (the "project life", from a Nori market perspective). A preliminary CRC score is assigned to the project, reflecting project-specific carbon stock estimation error and project risk scores provided by the baseline generator and verifier. The project developer may appeal the preliminary CRC score. On acceptance of a preliminary CRC score the project developer elects to list the project, and becomes a supplier.

Step 2: Maintaining the Nori project listing
The supplier must provide annual post-project implementation data updates to maintain their Nori project listing. A supplier that fails to submit annual data updates is in breach of their listing agreement with Nori. Cumulative annual updates must be verified at least once every three years, but may be verified more frequently at the sole discretion of the supplier. Suppliers who submit more data/evidence of incremental carbon removal and carbon stock growth in terrestrial reserves than the minimum prescribed in the Nori methodologies may earn higher CRC scores as a result.

Step 3: Listing CRCs for sale

When a verified carbon removal claim is submitted to and accepted by Nori, Nori deposits CRCs into the supplier's Nori account. The CRCs may have the same score that was originally assigned at project listing, or an improved CRC score. The CRCs are immediately assigned to one of: (1) the first-in, first-out (FIFO) Nori spot market; or (2) a forward contract reserve account, where they might accumulate to fill any Nori forward contract delivery commitments the supplier has made. The supplier may not place more CRCs in reserve than are required to cover the current sum of their outstanding forward contract delivery commitments.

Step 4: Purchasing CRCs and ownership transfer

A buyer selects the number of CRCs they wish to purchase on the Nori FIFO/spot market, and/or enters into Nori forward contract(s) through the Nori forward contract auction process. In the FIFO market, the buyer releases a number of NORI tokens to purchase CRCs. The Nori platform operator smart contract directs the released NORI tokens into supplier accounts according to the FIFO line-up, and simultaneously transfers ownership of CRCs to the buyer. If the buyer has obligations under outstanding forward contracts, the buyer will transfer NORI tokens to the supplier on the forward contract delivery date, and the operator smart contract will simultaneously transfer CRCs—first from the supplier's forward contract reserve account and then from any CRC supply that is currently listed for sale in the FIFO market—to match the supplier's forward contract CRC delivery obligation. There may also be a related off-platform (over-the-counter) cash and/or cryptocurrency settlement between buyer and supplier, reflecting terms and conditions outlined in their forward contract.

The purchased CRCs become non-transferable, and are locked in the buyer's account. The buyer has Nori's guarantee that the underlying value of any CRCs locked in their account will be one tCO_2e, +/- 10%. The NORI tokens that are transferred to the supplier are separated into two sub-accounts: (1) unrestricted tokens, and (2) restricted tokens. The distribution of NORI tokens between the two supplier sub-accounts will reflect the CRC-generating Project's current CRC score. The supplier can bank or convert unrestricted Tokens into other currencies at any time, at their sole discretion.

Step 5: Final project audit

 In year 10, the last year of the project listing, the supplier must submit a comprehensive project audit to the Nori platform. The audit will conform to public Nori audit guidance, and must be performed by a Nori whitelisted verifier who did not perform any of the project listing application or carbon removal claim verifications over the project listing life to date. It is anticipated that the audit will reduce net project life carbon removal estimation error to +/-10%.

If the audit shows the project removed and is holding in storage, in year 10, more incremental carbon than is reflected in CRCs issued to and sold by the supplier over the 10-year term, the Nori platform will immediately issue additional CRCs to the supplier. If the audit shows the project removed and/or is holding in storage less incremental carbon than is reflected in the supply issued to and sold by the supplier to date, the platform will remove NORI up to the suggested carbon removal deficit from the supplier's restricted sub-account and transfer those NORI to the Nori insurance reserve. If there are insufficient NORI in the supplier's restricted NORI sub-account to covered any carbon removal deficit found in the audit, the operator will use tokens in the Nori insurance reserve account to buy incremental, full-audited CRCs to fulfill the commitment to buyers that the underlying environmental value of every CRC they have bought or will buy will be one incremental tCO_2e removed from the atmosphere and held in terrestrial storage for at least ten years.

Any project that was previously approved for listing on the Nori platform may renew for at least one more 10-year listing if it is reasonable to project that the project could continue to remove incremental carbon from the atmosphere over the second project listing lifecycle.

Team

Paul Gambill, Chief Executive Officer. In 2015, Paul Gambill established the first-ever community dedicated to carbon removal, called Carbon Removal Seattle. He has six years of experience in managing mobile and web application projects for clients including Nike, Showtime, Target, and Starbucks, and has shipped well over a dozen different apps to the public. He earned his Bachelor of Science in Engineering degree from Arizona State University, and his Master of Engineering Management degree from Duke University.

Christophe Jospe, Chief Development Officer. Christophe Jospe is an analyst, storyteller, marketer, and fundraiser for any solution that can remove carbon dioxide from the atmosphere. He started his first company, Carbon A List in 2016 as a consultancy to provide investor research, carbon offsets, and fundraising support. Prior to that, he was chief strategist for the Center for Negative Carbon Emissions at Arizona State University.

Paul Carduner, Chief Technology Officer. Paul Carduner has been writing software since the age of fourteen. After deciding to "take a break" from college, Paul moved to Silicon Valley where he helped get two startups off the ground. After selling his second startup to Facebook, Paul spent five years building Facebook's photo and video teams. Recently, Paul has taken an interest in software for social good, working with Code.org to improve access to computer science education. He is thrilled at the opportunity to improve climate change through software.

Aldyen Donnelly, Director of Carbon Economics. Aldyen Donnelly has been a small business developer and consultant for over forty years. In the mid-1990s, Aldyen started to work on market-driven strategies to reduce atmospheric carbon concentrations. Having gathered together an "emission reduction credit" or "ERC" buyers group, Aldyen developed and executed the world's first major forward ERC purchase agreement to finance carbon sequestration in agricultural soils, as well as the first ERC sales-financed carbon capture and storage project.

Alexsandra Guerra, Director of Strategic Planning. Alexsandra is a clean energy and sustainability crusader with a career in the energy and tech space. She is an engineer by study, and worked for three years at Southern California Edison (SCE) as a renewable energy integration engineer. While at SCE, she worked on data-driven projects focused on increasing distributed energy resources and grid modernization. Alexsandra believes that the environment-technology nexus should be used to not only better the lives of humanity, but also to the benefit and protection of the environments surrounding us.

Michael Leggett, Director of Product. Michael Leggett has built and led design teams at Google and Facebook for the last 13 years. At Google, Michael led design for Google Finance, Gmail, Google Inbox, Project Kennedy (the Google-wide redesign in 2011), all of Android's communication apps, Project Fi, and vision work for the intersection of machine learning and Android. At Facebook, Michael led part of the Messenger design team and vision work for the Facebook Ads platform. Michael has a degree in Computer Science from Rice University.

Jaycen Horton, Principal Blockchain Architect. Coming from a background focusing on peer-to-peer and distributed technical architectures, Jaycen Horton has worked as a Lead Software Engineer for Dell, ASU Decision Theater, and MapStory. Additionally, he worked as an Information Security Engineer for companies including Wells Fargo and other smaller start-up companies. He is also currently the co-organizer of the largest blockchain meetup in Arizona.

Ross Kenyon, Lead Growth Strategist. Ross Kenyon is Nori's cross-functional wildcard. In the blockchain space he has worked with Tezos, Sweetbridge, ZenCash, Indiegogo, and Blue Frontiers. He focuses on strategy, securities and commodities compliance, writing, editing, and video production, podcasting, customer support infrastructure, business development, as well as in-state and federal regulation of the blockchain & cryptocurrency sector. He has a background in academia, filmmaking, and entrepreneurship. He is the co-editor of *Social Class and State Power: Exploring an Alternative Radical Tradition*, as well as seven volumes of the texts of the English Levellers. Ross completed a year of PhD work in political philosophy at the University of Arizona before deciding that he preferred entrepreneurship and the creative arts. He is the cohost of the *Reversing Climate Change* podcast and holds Series 3, Series 30, and Certified Bitcoin Professional licenses.

Jacob Farny, Principal Product Designer. Jacob is a designer with consulting experience in a variety of industries such as health care, retail, and big data. He's worked with big and small brands alike including Starbucks and Eddie Bauer. His educational background is in human computer interaction with an emphasis on interaction design and user research.

Richard Farman, Software Engineer. Richard is a recent graduate as the first Computer Science major from Whitman College. With experience in Full Stack development and a background in liberal arts, he has developed a passion for designing and developing simple solutions for complex problems, and changing the way we think about our world. Richard has also produced multiple public health and safety multimedia campaigns, and successfully crowdfunded a microbiome research project as an undergraduate.

Advisors

David Addison. David Addison works for the Virgin Group where he manages the [Virgin Earth Challenge](): Sir Richard Branson's USD $25 million innovation prize for scalable and sustainable ways of removing greenhouse gases from the atmosphere and permanently sequestering them. He is also an advisor to the Center for Carbon Removal; part of the community of advisors to Project Drawdown; a member of the jury of the German Energy Agency's Startup Energy Transition Award; served as a member of the review panel for the UK Government's £8.3 million Greenhouse Gas Removal research initiative; and was formerly Vice Chair of the Board of Directors for Student Energy: a global charity inspiring the next generation of leaders to unlock a sustainable energy future. David has a BSc in Geography from the University of Sussex, and an MSc in Environmental Technology from Imperial College London.

Bob Beth. Bob Beth is a lifelong tech startup guy and integrative visionary as well as an adventurer and South Pacific sailor. His pioneering involvement with software began in 1974, and he has led the invention of several software products in advanced computing environments. Bob received his degree in Economics from UC Berkeley with an emphasis on market formation. Several of his advanced computing customers have been change makers in the financial markets, including at the outset of program trading and derivatives. Through his involvement with the World Business Academy, an early climate change think tank and action incubator, Bob acts as a Special Advisor to the Academy's bold Clean Energy Moonshot for California. He collaborates globally with thought leaders exploring backing cryptocurrencies with improvements in our planet's natural capital. Bob is currently the co-founder of the Impact Procurement Network.

Klaus Lackner. Dr. Klaus Lackner is the director of Center for Negative Carbon Emissions and professor at the School of Sustainable Engineering and the Built Environment of the Ira A. Fulton Schools of Engineering, Arizona State University. Trained as a theoretical physicist, Lackner's work has spanned modular energy systems, automation, direct air capture, carbon sequestration, numerical algorithms and innovative carbon financing. Notably, he is a founder and inventor of the world's first commercially demonstrated direct air capture units. He has held senior positions at Los Alamos National Laboratory and Columbia University, where he was director of the Lenfest Center for Sustainable Energy. His work has recently been featured in the New Yorker, Scientific American, and the Washington Post.

Ramez Naam. Ramez Naam is a computer scientist, investor, and award-winning author of five books, including *The Infinite Resource: The Power of Ideas on a Finite Planet*, which charts a path to innovating our way beyond the challenges of climate change, ocean destruction, food, water, energy, population, and more. Ramez is the Co-Chair for Energy and Environment at Singularity University at NASA Ames. He speaks around the world on innovation, exponential technology, solving environmental challenges, and disruptive energy technologies. Ramez's seminal 2011 Scientific American article, "Smaller, Cheaper, Faster" observed that the price of solar power was dropping exponentially and would eventually be lower than that of any other energy source. He's since detailed the exponential trends in wind power, energy storage, and electric vehicles. His observations have been quoted by Nobel laureate Paul Krugman and by energy, climate, and financial analysts around the world. Ramez's work has appeared in or been quoted in *The New York Times*, *The Wall Street Journal*, *The Economist*, *The Atlantic*, *Slate*, *Business Week*, *Discover*, *Wired*, and *Scientific American*. In addition to his energy analysis, Ramez is an angel investor in numerous clean energy startups, a board member of E8 Angels, and the founder and leader of the first AngelList syndicate devoted to clean technology.

Risks and mitigation

Technical risks

Smart contract vulnerability

There have been several high-profile losses of funds from smart contracts in the past year. It will be critical that we have our smart contracts audited as thoroughly as possible to avoid any risk to funds generated by the token sale or to the transparently recorded data of CRCs as they move from seller to buyer.

Off-the-record exchange of keys

Participant identity private key exchange

Such a case might happen where participants registered in their respective participant smart contract might trade private keys, meaning that the party who is invoking a function with a participant function modifier might not have undergone the requirements to perform such an action. We can at least mitigate some of this risk by allowing for the removal of public key identities from respective participant contracts. Such would only be allowed by a Nori account or other multi-signature, controlled identity contract.

Off-chain exchange of private keys

There might exist a case where owners of CRCs circumvent the on-chain locking mechanism that occurs after a CRC has been transferred by buying or selling private keys associated with public keys which have balances.

Transparency/Verification

In order for buyers to have confidence in the token marketplace, there must be full transparency in the verification of the CO_2 sequestration. While transactional transparency is a feature of blockchain transactions, the verification of CO_2 sequestration is currently an off-chain event, which in some cases—forestry and land-use sequestration projects—is human-labor intensive. Our approach to incentivize high quality verification work is to allocate a fractional share of tokens issued to the carbon sequestration project to the verifiers themselves. In this case, existing verification infrastructure can be leveraged for more rapid scaling. To ensure independence, the verifiers will be audited regularly by yet another verifier.

Part of this is enforced by leveraging IPFS for storing data associated with each claim. When a supplier creates a new CRC the process requires them to upload data associated with that claim. The sum of that data is hashed and hosted both by Nori and anyone else wanting to contribute to the persistence of that data. Cryptographic hashes guarantee a level of "collision resistance" that prevent the possibility of a supplier claiming that a data set different than the one submitted at the time of the CRCs creation is valid.

The primary value that we provide to buyers is verification of the CRCs they are purchasing. Because suppliers will earn tokens for sequestration equivalent to how many tonnes of CO_2 they sequester, there is financial incentive to cheat and report more sequestered than was actually removed. This risk will always exist, and can never be fully mitigated. Our approach will be to, in the majority of cases, make cheating not financially worth it. As much as possible, we will automate the recording of carbon sequestration with sensors and IoT devices. As we develop new methodologies for accounting for new types of sequestration, this will have to be a major consideration.

Market-based risks

Depth of platform use among different parties

In any two-sided platform, it's critical that both sides are grown at roughly the same rate so that supply of the good being sold meets the demand. It is the same case in this marketplace, as suppliers provide a finite supply of CRCs, and buyers can only purchase what has been made available for sale.

There are two risks here: suppliers do not grow fast enough to meet the demand of buyers, or there is a glut of CRCs with no buyers ready to take them. If there are not enough CRCs available for sale, then we risk losing potential buyers to a competing carbon offsets market or they might not buy any sort of carbon credit. If there are too many CRCs, then suppliers will be waiting too long to get paid in tokens and risk their own business livelihood. Additionally, suppliers may distrust the volatility of the entire cryptocurrency space and allowing trading in tokens by purchasers and sellers who are not producers or end-users of CRCs for the purpose of price discovery. These actors do not all share the same incentives for interacting with Nori.

Though as old as the earth system, carbon removal is a new concept to human civilization, even to many who have been participating in environmental conservation efforts. There is a risk that buyers will not show up to our marketplace, instead preferring the carbon reduction markets that are regulated by governments. Larger customers especially might not be interested in buying something so novel from a young startup.

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Financial risks

Early-stage funding

Early-stage financial risk primarily involves securing sufficient capital to execute the business development plan and launch the platform. Employing a transaction fee on the purchase of CRCs by buyers should provide sufficient revenue once sustainable scale has been attained since run-rate costs remain low regardless of scale due to the nature of distributed ledgers.

Upfront legal, business development, sales/marketing, and labor costs, however, will likely far outstrip early-stage revenues. To address this concern, a properly-sized SAFT sale is being employed to address initial funding needs to the extent permissible under relevant statutes and regulations. It is anticipated that these tokens will be made available to accredited investors and CRC buyers alike.

Operational liquidity

While the marketplace will be the source of tokens exchanged for CRCs and therefore any illiquidity in the token market can be remedied by releasing additional tokens as additional CO_2 is sequestered and verified, the operational costs of validating any token issuance above and beyond forecast will negatively impact the firm's capital position. It is essential then, in early growth stages, that the firm have reasonably accurate and reliable forecasts of the amount of tokens to be issued and the amount of validation work to be certified in order to predict operational liquidity quarter-to-quarter.

Legal/regulatory risks

The regulatory treatment of cryptocurrency offerings, including both coin and token offerings, is rapidly evolving and extremely uncertain. In the United States, the Securities and Exchange Commission ("SEC") has recently ramped up activity in this area, and has, for example, determined that The DAO's initial coin offering ("ICO") constituted an offering of securities requiring compliance with U.S. securities laws and regulations. Similarly, the SEC recently concluded that tokens offered on the Munchee smart phone application constitute securities requiring compliance with those laws and regulations, and has issued subpoenas to a large number of firms involved in cryptocurrency, suggesting that additional regulatory action may be in the offing.

The U.S. Commodity Futures Trading Commission ("CFTC") has also become more active in this area, and has concluded that cryptocurrency is a "commodity" subject

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to CFTC regulation, and has suggested that pollution reduction credits, including [carbon credits](), are subject to commodity regulation where instruments do not call for physical delivery. The CFTC recently also issued [guidance]() regarding regulation of cryptocurrency futures markets. The U.S. Internal Revenue Service has concluded that investments of cryptocurrency are investments in "property" that are subject to taxation upon realization of taxable gains. And the U.S. Financial Crimes Enforcement Network ("FinCEN") has issued [guidance]() indicating that firms involved in cryptocurrency to comply with "Know Your Customer" and anti-money laundering provisions of the Bank Secrecy Act.

In light of this rapidly evolving legal and regulatory landscape, Nori has retained qualified counsel to provide it with guidance regarding compliance with U.S. laws. Nori will continue to monitor changes in the legal and regulatory landscape and to develop a legal compliance strategy in response. However, there is no assurance that Nori will be able to issue its proposed cryptocurrency tokens using the structure described in this white paper and Nori can offer no assurances at this time concerning the legal or regulatory risks associated with its proposed business.

Appendices

Carbon Removal Methodologies

Soil carbon removal

State of market

Carbon farming refers to a broad range of practices that can increase the amount of carbon stored in the soil. The world's soils have lost between [50–70% of their carbon](#) from land use and degradation.

Opportunity

Through the practices of ecologically rotating cattle, crops, planting cover crops, using no-till agriculture, and adding soil amendments, it is possible to dramatically improve the average soil carbon content between 3.5-11 billion tonnes of CO_2 per year.

There is an increasing awareness around soil health and the direct relationship between more carbon—i.e., soil organic matter—and healthier soils. Farm management software gathers data which can be valuable to quantify carbon removal, and new methods that use internet of things (IoT) devices produce a better resolution for farm level data to verify that carbon has been stored.

Observations

- Current methods to count the amount of carbon in the soil are cumbersome, requiring burning a section of the soil to determine carbon content.
- A transparent baseline does not exist for many projects.
- Many farmers are practicing techniques to increase carbon in soils anyway because it produces greater yields, and saves money by eliminating the need for fertilizers.
- Rotational grazing is a subsector of carbon farming and is a land management technique that strives to mimic the movement of cattle or other large animals across grasslands formerly roamed by wild herds of grazing animals. The change in rotation is designed so that the livestock eat the grass much closer to the optimum rate that the grass evolved to be eaten. In the United States alone, approximately 1.056 billion tonnes of CO_2[6] could be sequestered annually through this process in the soil carbon pool.

[6] 2016 Chambers, Lal, Paustian: Soil carbon sequestration potential of US croplands and grasslands: Implementing the 4 per Thousand Initiative
http://www.jswconline.org/content/71/1/20A.extract

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Forestry

State of market

The forest carbon certification process is the most robust carbon offset market in the world today. A number of forest-related applications are bundled into offsets that can be sold in both the voluntary and compliance markets. These applications allow project developers to sell credits for avoided deforestation as well as tree planting. While deforestation is a major driver of human-related greenhouse gases to the atmosphere, entities who deforest (e.g. slash-and-burn farmers in Brazil) are not held accountable for releasing the carbon dioxide into the atmosphere. Nor are they currently offered stronger economic incentives to preserve or restore the forest ecosystems under their stewardship.

Therefore, carbon offset developers seek to monetize trees for their ecosystem services, and also pay indigenous populations to maintain the health of the forest. The carbon credits that are sold oftentimes pay for local industries, e.g. ecotourism, to create a buffer against deforestation.

Suppliers of these credits must possess the knowledge of which native trees to plant; previous large scale tree planting efforts have failed due to non-native species or poor site selection. They are also currently required to include a buffer of additional credits to insure against forest fires (which re-release previously stored carbon dioxide to the atmosphere), invasive species (e.g. the California pine beetle), and human development.

Opportunity

New approaches have presented a number of growth opportunities in this sector. First, there are a number of entrepreneurs branching out into agroforestry, which refers to the use of trees interspersed within livestock and produce farming. This allows for effective land-management techniques for greater carbon sequestration as well as market-ready products. Research in genetically modified trees has yielded positive results, indicating trees are able to remove 3-5x as much carbon as their non-modified counterparts. Furthermore, new drone technologies have also opened up more efficient ways to automate the process of planting, monitoring and managing biomass.

Observations

- Current methodologies exist and have been in place for almost 30 years.
- Politically, forestry has actively fought against other carbon sinks entering the marketplace based on fear of competition.

- It is a very manual process to quantify carbon stored in trees. Requires observation by walking through trees to observe baseline and growth.

Blue carbon

State of market

Blue carbon refers to the carbon reservoir stored in marine and coastal ecosystems. This includes the protection of mangroves, seagrass, and intercoastal tidal marshes. Their methodologies are most similar to forestry—i.e. protecting existing carbon sinks from being removed, as well as adding new pools and seeking ways to valorize impacts.

Opportunity

There is a large opportunity to work with coastal development communities in the production of blue carbon assets, and tracking the deposition of carbon into sediments.

Observations

- Current practitioners are actively focused on demonstrating blue carbon's impact on human well-being.
- Blue carbon is on the decline with 1-5% loss each year along coastal ecosystems.
- Blue carbon can also participate in REDD protocol for voluntary offset markets.

Bio-based carbon sink products

State of market

Bio-based carbon sink products refers to a broad range of products which used biological processes (i.e. photosynthesis) to absorb carbon and then through modified processes generate an end product. This can include production of materials through mycelium, hemp, and biobased materials for households.

Opportunity

Biobased carbon sink products, when distributed, store on average 0.1 to 15 tonnes of carbon dioxide per household. For instance, Hempcrete can store 0.1 tonnes of CO_2 stored per cubic meter. The typical small project (e.g. residential house) is between 50-70 cubic meters. Hempcrete has advantages as an insulator by being lighter, more durable, and a better fire retardant. Biobased materials can include carpets, drywall, and furniture.

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- Tonnage is generally small.
- Without clear policy support, hemp is unlikely to take off in the United States.
- These products are more expensive to produce than conventional hydrocarbon feedstocks, but once produced can become long-term carbon sinks.

Bio-Energy with Carbon Capture and Storage (BECCS)

State of market

BECCS refers to the production of energy through combusting biomass to produce energy, capturing the carbon dioxide from the emissions of that energy, and storing the carbon dioxide into saline aquifers. Currently, BECCS operations are being pursued at the commercial demonstration level and are using corn-based ethanol as a feedstock.

Opportunity

Current companies pursuing BECCS are seeking to deploy power plants that would sequester 1 million tonnes of CO_2 per year at approximately $40/tonne.

Observations

- BECCS is used as the reference case by the Intergovernmental Panel on Climate Change as the most promising negative emissions technology to scale.
- BECCS presents significant challenges at scale by competing for land: to meet the scope of world's emissions would require a land mass three times the size of the country of India.

Biochar

State of market

Biochar is produced from pyrolysis (heating and breaking down a feedstock material in the absence of oxygen) of woody biomass. This yields charcoals with different properties depending on what is pyrolyzed, and how. Once created, biochar can be used as a soil amendment to increase carbon stocks; improved soil nutrients, moisture and microbes are often co-benefits. Some chars can also serve as a feedstock for other carbon negative products.

Opportunity

At scale, biochar could consume biowaste and convert it into a carbon negative residue. This has a local advantage of creating sources of heat energy with a potentially carbon negative lifecycle. Much of the literature calculated is a theoretical maximum of around 1 billion tons of CO_2 removed per year from this process in a diverse, distributed global biochar sector of the future.

Observations

- American carbon registry cancelled an accepted methodology for biochar due to concerns about consistency.
- Biochar is used extensively by farmers for the value in soil fertility.
- There is significant potential for biochar to scale

Chemical carbon sinks

State of market

Chemical carbon sinks refer to synthetic products (i.e. foams, plastics) that store carbon in a permanent sink and use carbon dioxide in a concentrated form as a feedstock. Polyols can be used to make plastics, foams. Filaments refer to the inputs that could be used for 3D printing that can store carbon. Graphene can also store carbon in materials that can be a replacement for steel - i.e. in cars of infrastructures.

Opportunity

While relatively small in terms of total market size with less than 100 million total tons per year, as these new technologies come onto the market they will likely be able to leverage the product price to drive demand. The key question from the carbon perspective is whether the feedstock of CO_2 comes from the atmosphere or fossil-based emissions.

Observations

- These processes are being closely observed by the fossil carbon emitters as a potential revenue pathway to valorize waste emissions, and without a market signal to encourage of feedstock of carbon dioxide from the atmosphere, will more naturally pair with fossil sources to make the emitter carbon neutral.
- The energy intensity to manufacture these applications is high, particularly for graphene, and must account for a full life cycle.

Carbonates

State of the market

By using direct air capture (DAC) to generate a concentrated feedstock of carbon dioxide from the atmosphere, there are enough minerals in the world to permanently store all of the world's emissions. Carbon dioxide can be stored in carbonates, which is a permanent form of carbon dioxide that can be considered a true sink. There are four major carbonate market opportunities listed in increasing size.

1. Carbonate slag from a steel plant which you can carbonate again (millions of tonnes per year). This process make steel through limestone and uses carbon dioxide to control the acidity.
2. Curing cement and CO_2. This is a small fraction of the cost, but is limited in that it has to happen in a facility – a few millions of tonnes per year.
3. Mine tailings, which inserts carbon dioxide into leftover mining material.
4. Mineral carbonation explicit for negative carbon emissions. This includes in situ and ex situ storage – (i.e., mineral carbonation in saline aquifers).

There are a number of approaches suggested, but all use ultramafic rock and store carbon dioxide in magnesium or silica. Capture costs of carbon dioxide via DAC depend on a variety of factors with several early stage companies still in the developmental phases.

Opportunity

Carbonates can theoretically scale to meet the scope of negating the world's emissions.

Observations
- Nascent technology.
- Variations on life-cycle depending on emissions factors from project activities.
- Deprioritized as carbon removal technology with preference given to fossil sources of carbon.

Carbon offset ecosystem

Project Originators

The Project Originators are those who are actually initiating projects that sequester carbon dioxide from the atmosphere. They are farmers and landowners who are looking for ways to help the environments, while simultaneously expanding their revenue potential.

Retailers

The Retailers refer to an entity where an individual or business can purchase a carbon offset. Project originators are involved with the creation of project offset projects, as well as auditing and verifying it. Oftentimes, project developers are also selling directly to end buyers, and are actively engaged with the validation and verification steps.

Validators

The validator verifies an existing methodology who sets the state for the verifiers who can confirm that the credits are happening. This is what green lights the project and ensures the plan. They play close attention to the baseline to ensure that the assumptions are accurate.

Verifiers

The verifiers are the team that check against the same methodology and verify that the project occurs. They also re-check the assumptions that the verifiers made valid claims.

Registries

There are four main registries. These registries are being used to address the problem by creating a mechanism for emitters to go above what is required to reduce their emissions to buy offsets to meet certain shareholder or corporate social responsibility targets. Registries are responsible for setting the standards that can be used to verify and monitor various carbon offsets.

Climate Action Reserve

http://www.climateactionreserve.org/

Overview: Registry of projects that includes verification and compliance for both sequestration and reducing of carbon emissions:

Sequestering: Forest, Grassland, Urban Tree Planting

Reduction: Coal Mine Methane, Mexico Boiler Efficiency, Mexico Forest, Mexico Landfill, Mexico Livestock, Mexico Ozone Depleting Substances, Nitric Acid Production, Nitrogen Management, Organic Waste Composting, Organic Waste Digestion, Ozone Depleting

Substances, Rice Cultivation, Urban Forest Management, U.S Landfill, U.S. Livestock. (ERTs, California Registry Offset Credits and California Early Action Offset Credits)

Observations:
- Only registry that does not require a validation report
- Creates training for verification and auditing
- Releases updates on protocols
- Also offers trainings to participate in California's compliance market
- Allows pathway for projects to satisfy both voluntary and compliance standards

Verra (Formerly Verified Carbon Standard)

http://verra.org

Overview: Verra establishes the standards, verification, and accounting methods and lists projects that meet those criteria in a registry. The Project Database is the central storehouse of information on all Verra, CCB and California projects managed by Verra. Every project can be tracked through its lifecycle and every credit can be tracked from issuance to retirement/cancellation in the database.

Observations:
- Certified the most (58%) of all offsets of the voluntary registries in 2016 (the rest was Gold Standard 17%, Climate Action Reserve 8%, Clean Development Mechanism 8%, American Carbon Registry 3%).
- Includes co-benefits

American Carbon Registry

http://americancarbonregistry.org

Overview: The American Carbon Registry is the first private voluntary greenhouse gas registry - publishes voluntary offsets that are also available for the ARB (Air Resources Board) Carbon Offset Compliance market. Types of offsets available are: Afforestation / Reforestation (A/R), Improved Forest Management (IFM), Reduced Emissions from Deforestation and Degradation (REDD), Wetland Restoration, Fertilizer Management, Avoided Conversion of Grasslands & Rangelands, Rice Production, Livestock Waste Management, Improved Cookstoves, Water Purification, Destruction of Ozone Depleting Substances (ODS), Fugitive Methane Emissions, Transport / Fleet Efficiency, Landfill Gas Capture & Combustion, Renewable Energy and Energy Efficiency

Observations:
- Very active in the California market

- Has issued separate Green-E climate standard

Gold Standard

https://www.goldstandard.org/

Projects include renewable energy certificates, emissions reductions, and carbon sequestration and are aligned with the United Nations Sustainable Development goals. This includes ways to monetize multiple impacts from improved health, access clean water, gender equality

Observations:
- Established by the World Wildlife Foundation
- In line with the Sustainable Development Goals; accounting methodologies for co-benefits
- Includes California's offset registry

Exhibit C

THIS AGREEMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE LENDER LIVES OUTSIDE THE UNITED STATES, IT IS THE LENDER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES.

THIS AGREEMENT IS NOT BINDING ON THE COMPANY UNTIL SIGNED BY THE COMPANY, BELOW, AND DELIVERED TO THE LENDER.

THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY PROSPECTIVE LENDER.

NORI, LLC

DEBT PAYABLE BY ASSETS AGREEMENT

SERIES CF-1

This DEBT PAYABLE BY ASSETS AGREEMENT ("***Agreement***") certifies that in exchange for a loan by the undersigned lender (the "***Lender***") in the amount of USD$________ (the "***Debt Amount***") made effective as of ______________ (the "***Effective Date***"), to NORI, LLC, a Washington limited liability company (the "***Company***"), Lender is hereby entitled to repayment of the Debt Amount, in one or more installments, in USD cash and/or in Tokens (as defined below), plus with such interest (or no interest at all) ("***Indebtedness***"), as further set forth below.

BACKGROUND

A. The instrument is part of the Company's Series CF-1 of Debt Payable by Asset Agreements being offered pursuant to Regulation CF under the Securities Act of 1933 ("***Offering***"). "***Series Debt Amount***" means the sum of all Debt Amounts outstanding under all Series CF-1 Debt Payable by Assets Agreements sold in the Offering.

B. The Company intends to use the proceeds of the Offering in part to complete its Token Network. "***Token***" means the Company's proprietary Class CF "NORI", a digital token asset, that (a) are created to be used on an established decentralized blockchain protocol created by the Company or its Affiliates (as defined below), and (b) the ownership and transfer of which is affected through a unique distributed ledger maintained on a peer-to-peer, open source system that the Company (or an Affiliate thereof) primarily develops (the "***Token Network***").

C. The Series Debt Amount raised in the Offering will be administered by OpenDeal Inc., a Delaware corporation and a SEC-registered entity operating as Republic, a FINRA registered Funding Portal, or a successor entity (the "***Portal***"). In the event of the dissolution of OpenDeal Inc. (or an Affiliate which assumes the rights and obligations of the Portal), the Company may appoint a successor if said successor is an independent party who agrees to act as a fiduciary for the Lenders in the Offering (the "***Successor Portal***").

D. The Company has agreed to place 50% (the "**Escrow Percentage**") of the Net Debt Amount (defined below) into an Escrow Account (defined below) until certain events provided herein occur.

E.   Capitalized terms not otherwise defined in this Agreement are defined in **Section 8**.

<center>**AGREEMENT**</center>

1.   **Interest**. Where interest is due under the terms of this Agreement it shall be computed as follows:

1.1   "***Interest Amount***" means a flat interest amount, computed one time on the outstanding Debt Amount, regardless of the time the Debt Amount has been outstanding.

1.2   "***Asset Interest Amount***" means any Interest Amount that is to be paid in Tokens, computed as (a) 15.75% multiplied by (b) the Debt Amount.

1.3   "***Fiat Interest Amount***" means any Interest Amount that is to be paid in USD cash, computed as (a) 10.00% multiplied by (b) the Debt Amount.

2.   **Maturity; Prepayment.**   The entire Indebtedness is due in full on the third anniversary of the Effective Date ("***Maturity Date***").   The Company may completely or partially prepay the Indebtedness, in either USD or Tokens, at any time without penalty (subject to the rights and limitations of **Section 3.3**).

3.   **Repayment**

3.1   **General Repayment Terms.**

3.1.1   **Repayment by Affiliate.** An Affiliate of the Company may repay the Lender any amounts due under this Agreement, however, nothing herein shall relieve the Company of ultimate liability for the repayment of Lender's Debt Amount pursuant to this Agreement and where applicable, any Interest Amount, whether Asset Interest Amount or Fiat Interest Amount, due to the Lender per the terms of this Agreement.

3.1.2   **Requirement to fully satisfy the Debt Amount.** If an Escrow Event (defined below) is insufficient to satisfy this Agreement in full pursuant to the terms herein, the Company must make, promptly, any additional payment in USD cash necessary to the Lender. For example. If the Company was to make an early repayment in USD cash pursuant to **Section 6,** the Company would be required to make a payment directly to Lender, in addition to the Lender receiving the Lender Escrow Amount, to satisfy this Agreement in full.

3.1.3   **Termination.** This Agreement will terminate upon the Company satisfying its repayment obligations in full pursuant to this Agreement.

3.2   **Token Repayment Terms**

3.2.1   **Payment in Tokens**. If the Company has ownership or control of Tokens in an amount adequate to satisfy its repayment obligations with respect to the Series Debt Amount at or after the initiation of the Token Distribution (as defined below), the Company shall satisfy its obligations under this Agreement by issuing Tokens to the Lender which have a value equal to (a) the Debt Amount, plus (b) the Asset Interest Amount (the "***Token Repayment Amount***").

3.2.2   **Token Valuation.** For payment of the Token Repayment Amount, Tokens shall be valued at $0.21055 per Token ("***Token Valuation***") upon the earlier of the time the Company or an Affiliate (i) sells NORI in a publicly advertised offering, whether or not to some or all segments of the general public may participate (e.g.

accredited investors or non-U.S. residents) or (ii) distributes more than twenty-percent (20%) of all NORI to some or all segments of the general public (each and collectively a "***Public Token Distribution***").

        3.2.3   **Fractional Tokens.** If payment of the Indebtedness is made in Tokens, the Company or its Affiliate shall use commercially reasonable efforts to issue fractional Tokens if necessary to repay the Token Repayment Amount. In the event that the Company or its Affiliate does not issue fractional Tokens, (a) the Lender will receive one full Token if the fractional remainder due to the Lender is equal to or in excess of 0.50 Tokens or (b) the Lender will forfeit the value of the fractional Tokens if the fractional remainder is less than 0.50 Tokens.

        3.2.4   **Token Delivery.** The Company shall provide the Lender with notice of its intent to repay the Indebtedness by Tokens. To receive the Token Repayment amount, within 30 calendar days of that notice, Lender must provide to Company (directly or through the Portal) a wallet address, network address or other information necessary to facilitate a distribution of Tokens. Otherwise, the Company may repay the Debt Amount in USD cash, and without any interest, to the bank account listed by Lender's signature on the signature page of this Agreement, without any further obligations associated thereto and in full satisfaction of such full or partial repayment. Lender is solely responsible for the accuracy of information provided to the Company in connection with any repayment hereunder (whether in cash or in Tokens). Lender acknowledges and agrees that providing an inaccurate wallet address, account information, network address, or other information for purposes of repayment hereunder will likely result in irreversible loss and the Lender will be solely liable for such loss. The Company will have no further obligation to repay the Lender and the Company will have been deemed to have fully repaid the Token Repayment Amount to the extent the Lender does not receive Tokens due to the Company receiving an inaccurate wallet address, network address or other information related to a transfer of Tokens, and the Company then sends Tokens to that an inaccurate wallet address, network address or other information repository.

    3.3   **Cash Repayment Terms**

        3.3.1   **Early Repayment.** If the Company does not have ownership or control of Tokens in an amount sufficient to pay the Token Repayment Amount in full, the Company may elect to repay the Indebtedness in USD cash before the Maturity Date, as follows:

        (a)   **Early Repayment without interest.** At any time before the six-month anniversary of the Effective Date, the Company may repay the Debt Amount in USD cash, with no Interest Amount owed to the Lender, as full satisfaction of Company's obligations under this Agreement.

        (b)   **Early Repayment with Interest.** At any time after the six-month anniversary of the Effective Date, the Company may repay, in USD cash: (i) the full Debt Amount, plus (ii) the Fiat Interest Amount ("**Cash Repayment Amount**"), as full satisfaction of the Company's obligations under this Agreement.

        3.3.2   **Cash Payment at Maturity.** If the Indebtedness has not previously been satisfied or terminated as provided herein on or before the Maturity Date, the Company shall repay the full Cash Repayment Amount to the Lender in USD cash, as full satisfaction of the Company's obligations under this Agreement

4.   <u>Escrow Account</u>

    4.1   **Distribution of Net Debt Amount.**   Within 30 calendar days after the Effective Date, the Portal shall instruct the Escrow Agent (defined below) to (a) distribute 50% of the Net Debt Amount to the Company, and (b) retain the product of the Escrow Percentage and the Net Debt Amount (the "***Escrow Debt Amount***") in the Escrow

Account (or a successor account as determined by the Escrow Agent) (as defined in **Section 8**). "***Net Debt Amount***" means the difference between the Series Debt Amount and Qualifying Portal Expenses (as defined in **Section 8**).

4.2 Escrow Events. The Company shall retain the Escrow Debt Amount in the Escrow Account and grant Portal all rights and privileges necessary to manage the Escrow Account. Portal will not release any portion of the Escrowed Debt Amount from the Escrow Account until the occurrence of the any of the following: (i) an Escrow Release Event, (ii) an Escrow Refund Event, or (iii) a Partial Escrow Refund Event (each an "***Escrow Event*****"**, and collectively the "***Escrow Events***").

4.2.1 "*Escrow Release Event*" means the earlier of (a) the Company's full payment of the Token Payment Amount pursuant to **Section 3.2.1**, (b) a Capital Call Event pursuant to **Section 5**, or (c) the second anniversary of the Effective Date.

4.2.2 *"**Escrow Refund Event**"* means the earlier of (a) the Company's decision to repay the Cash Payment Amount pursuant to **Section 3.3.1** (including a repayment to the Lender in USD Cash at Maturity) or (b) a Dissolution Event pursuant to **Section 7**.

4.2.3 "***Partial Escrow Refund Event***" means the Lender's request for repayment pursuant to **Section 6**. However, if all outstanding Lenders who participated in the Offering request repayment pursuant to **Section 6** within a 15-day period it shall be considered an Escrow Refund Event.

4.3 Escrow Release Notice. Upon the occurrence of an Escrow Event, the Company shall provide timely notice to the Portal in the form of an "***Escrow Release Notice***". Within 30 calendar days of the Portal receiving an Escrow Release Notice, the Portal shall instruct the Escrow Agent to transfer the funds in the Escrow Account to each and any party entitled to said funds, in accordance with the following instructions:

4.3.1 All funds to the Company. In the event of an Escrow Release Event, all Escrow Debt Amounts remaining in the Escrow Account shall be paid to the Company, immediately.

4.3.2 Some funds to Lender(s). In the event of a Partial Escrow Refund Event, the Company will provide copies of the Early Repayment Notice(s) to the Portal and the Portal will instruct the Escrow Agent to release the Early Repayment Amount(s) to the Lender(s) requesting early repayment under **Section 6**.

4.3.3 All remaining funds to Lenders. In the event of an Escrow Refund Event, all Escrow Debt Amounts remaining in the Escrow Account shall be released *pari passu* to all Lenders entitled to Lender Escrow Amounts (as defined in **Section 8**, below).

4.4 Escrow Fees. The Company will be solely responsible for any fees associated with the maintenance of the Escrow Account or the transmission of funds upon the occurrence of an Escrow Event. No maintenance or transmission fees due after the Effective Date will be paid out of the Escrow Account or reduce the Escrow Debt Amount.

5. **Capital Call Event**. At any time after the six-month anniversary of the Effective Date but before the second anniversary of the Effective Date, the Company may elect to withdraw all Escrow Debt Amounts remaining in the Escrow Account (the "***Capital Call***"). Such Capital Call election shall be submitted to the Portal and the Lenders in the Offering, in writing, and shall include a detailed explanation of the good faith need and use for such funds. After receiving a Capital Call notice, the Lender has 15 days to deliver an Early Repayment Notice to the Company pursuant to **Section 6,** in order to opt-out of the Capital Call, otherwise the Lender will have forfeited their right to provide the

Company with an Early Repayment Notice and to receive an Early Repayment Amount. The Portal shall have 30 days from receiving the Company's Capital Call notice to instruct the Escrow Agent to release to the Company all Escrow Debt Amounts remaining in the Escrow Account, other than the amounts owed to any Lender that has provided a timely Early Repayment Notice (a "**Capital Call Event**").

6.   **Early Repayment Right by Lender**. At any time after the six- month anniversary of the Effective Date, but before the second anniversary of the Effective Date, the Lender may provide written notice to the Company demanding an early repayment of the Debt Amount ("*Early Repayment Notice*"). Within 15 calendar days of receiving an Early Repayment Notice, the Company must direct the Portal to release the Lender Escrow Amount to the Lender in USD cash with no interest or other consideration due thereon ("*Early Repayment Amount*"). Upon the Company paying (through the release of the Lender Escrow Amount from the Escrow Account) the Early Repayment Amount to the Lender pursuant hereto, the Company's repayment obligations under this Agreement shall be <u>fully satisfied</u>. If the Company receives multiple Early Repayment Notices within a 15-calendar day period, the Company may make payments to all the relevant Lenders on the same day that is no more than 15 calendar days from the date of the last such notice. For avoidance of doubt, in the event of a successful Capital Call Event, pursuant to **Section 5**, <u>the Lender's right to deliver an Early Repayment Notice will be extinguished.</u>

7.   **Dissolution Event**. If a Dissolution Event occurs before repayment obligations under this Agreement have been satisfied in full, to the extent permissible by law, Lender shall have a right to its *pro rata* share of any funds remaining in the Escrow Account and not previously paid to any Lender pursuant to such Lender's exercise of its early repayment rights under **Section 6**. "*Dissolution Event*" means (a) a voluntary termination of operations, (b) a general assignment for the benefit of the Company's creditors, (c) a Change of Control (of the Company or of an Affiliate of the Company which has Control (defined below) of the Company), or (d) any other liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

8.   **Definitions**

    "**Affiliate**" means any person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another party. The term "control", "controlled", or "controlling" means the possession, directly or indirectly, of the power to direct the management and policies of a party, whether through the ownership of voting securities, by contract or otherwise.

    "**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

    "**Control**" means the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors,

"**Escrow Agent**" means Prime Trust LLC, or a dully appointed successor, that acts as the qualified third party under Section 4(a)(6) of the Act.

"**Escrow Account**" means a Federal Deposit Insurance Corporation insured trust account maintained by PrimeTrust LLC, under the supervision of the Portal. The account must be (a) in the Company's name, (b) not subject to any pledges or liens, (c) may not be used to secure any Company financing or other debt, (d) must allow the Portal to review the balance and direct funds as necessary to fulfill the terms of this Agreement, (e) and must be opened and maintained in connection with this Agreement.

"**Lender Escrow Amount**" means the product of (a) Escrow Debt Amount, and (b) a fraction with (i) a numerator equal to the Debt Amount and (ii) a denominator equal to (a) the Series Debt Amount less (b) any other Lender's Debt Amount from the Offering previously repaid). However, a Lender whose Debt Amount was repaid by receiving an Early Repayment Amount will not receive funds from an Escrow Refund Event. Also, however, any payment by the Company to another Lender in the Offering will be considered a full repayment and reduction of said Lender's Debt Amount from the Series Debt Amount.

"**Qualifying Portal Expenses**" means the sum of all of the expenses related to offerings of Debt Payable by Assets Series D-1 through Portal that the Company pays to the Portal (or entities operating the Portal) including commissions payable to the Portal, credit card or other alternative payment fees payable in respect of amounts funded through the Portal, Escrow Agent transaction fees and the repayment of third-party service providers pre-paid by the Portal (and excluding costs incurred by the Company associated with the Series Debt Amount that are not paid to Portal such as legal costs).

9.   **Company Representations**

9.1   The Company is a validly existing and in good standing under the laws of the state of Washington, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

9.2   The execution, delivery and performance by the Company of this Agreement is within the power of the Company and, other than with respect to the actions to be taken when debt is to be issued to the Lender, has been duly authorized by all necessary actions on the part of the Company. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws or applicable constituent documents; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

9.3   The performance and consummation of the transactions contemplated by this Agreement do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

9.4   No consents or approvals are required in connection with the performance of this Agreement, other than: (i) the Company's corporate or equivalent approvals; and (ii) any qualifications or filings under applicable securities laws.

9.5   NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (I) WARRANTY OF MERCHANTABILITY; (II) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; (III) WARRANTY OF TITLE; OR (IV) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN. LENDER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY THE COMPANY OR ANY OF ITS AFFILIATES, OR ANY OTHER PERSON ON BEHALF OF THE COMPANY OR ANY OF ITS AFFILIATES.

9.6   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF of the Securities Act, (iv) not barred from selling securities under §4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

10.   **Lender Representations**

10.1   The Lender has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a valid and binding obligation of the Lender, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

10.2   The Lender has been advised that this Agreement has not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Lender understands that this Agreement may not be resold or otherwise transferred, without the express written consent of the Company, unless it has been registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

10.3   The Lender is entering in this Agreement not with a view to, or for resale or otherwise redistribute the same.

10.4   The Lender acknowledges, and is entering into this Agreement in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

10.5   The Lender acknowledges that the Lender has received all the information the Lender has requested from the Company and the Lender considers necessary or appropriate for deciding whether to acquire this Agreement, and the Lender represents that the Lender has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this Agreement and to obtain any additional information necessary to verify the accuracy of the information given to the Lender. In deciding to purchase this Agreement, the Lender is not relying on the advice or recommendations of the Company or of the Portal and the Lender has made its own independent decision that the purchase of this Agreement is suitable and appropriate for the Lender. The Lender understands that no federal or state agency has passed upon the merits or risks in this Agreement or made any finding or determination concerning the fairness or advisability of this purchase.

10.6   The Lender understands and acknowledges that the Lender shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

10.7   The Lender understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this Agreement and any assets used to satisfy the debt obligations hereunder.

10.8   If the Lender is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Lender hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any offer or sale of this Agreement, including (a) the legal requirements within its jurisdiction for the purchase of this Agreement; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this Agreement. The Lender acknowledges that the Company has taken no action in foreign jurisdictions with respect to this Agreement.

10.9   The Lender understands that this Agreement is being offered in a regulation crowdfunding offering with other Agreements, and all participants in the aforementioned offering, together, "Lenders," will have the same rights and obligations.

10.10   The Lender agrees that except in the case of the Portal's willful misconduct, the Portal shall have no liability to the Lender or any third party for any form of damages (including without limitation, direct, indirect, incidental, special or consequential damages) arising out of or related to the Portal's management of the Escrow Account.

10.11   The Lender understands and expressly accepts that the Tokens have been created and will be delivered to the Lender at the sole risk of the Lender on an "AS IS" and "UNDER DEVELOPMENT" basis. The Lender understands and expressly accepts that the Lender has not relied on any representations or warranties made by the Company outside of this Agreement, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, THE LENDER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY TOKENS AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY THE COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE TOKENS.

10.12   The Lender understands that Lender has no right against the Company or any other person or Affiliate except in the event of the Company's breach of this Agreement or intentional fraud. THE COMPANY'S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT OR OTHERWISE, SHALL NOT EXCEED THE TOTAL OF THE AMOUNTS PAID TO THE COMPANY PURSUANT TO THIS AGREEMENT. NEITHER THE COMPANY NOR ITS REPRESENTATIVES SHALL BE LIABLE FOR CONSEQUENTIAL, INDIRECT, INCIDENTAL, SPECIAL, EXEMPLARY, PUNITIVE OR ENHANCED DAMAGES, LOST PROFITS OR REVENUES OR DIMINUTION IN VALUE, ARISING OUT OF OR RELATING TO ANY BREACH OF THIS AGREEMENT.

10.13   The Lender understands that Lender bears sole responsibility for any taxes imposed on the Lender as a result of the matters and transactions the subject of this Agreement, and any future acquisition, ownership, use, sale or other disposition of Tokens issued to the Lender pursuant to the terms of this Agreement. To the extent permitted by law, the Lender agrees to indemnify, defend and hold the Company or any of its Affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of the Company that result from the issuance of Tokens to the Lender) arising or imposed on the Lender's acquisition, use or ownership of Tokens pursuant to this Agreement.

11.   **Transfer Restrictions**.

11.1   **Legend**. The Lender understands and agrees that the Company may place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Agreement (and any Tokens used to repay this Agreement), together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws or similar constituent documents, as applicable, any other agreement between the Lender and the Company or any agreement between the Lender and any third party:

THIS AGREEMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

11.2   **Required Consent**.   In addition to the restrictions stated in the above legend, this Agreement may not be offered, sold or transferred without the express written consent of the Company.

12.   **Miscellaneous.**

12.1   Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Lender.

12.2   The Lender is not entitled, as a holder of this Agreement, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

12.3   In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

12.4   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

12.5   Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be New York, NY. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

12.6   The parties agree that any arbitration shall be limited to the dispute between the Company and the Lender individually and this Agreement only. To the full extent permitted by law, (i) no arbitration shall be joined with any other; (ii) no dispute between the parties is to be arbitrated on a class-action basis or will utilize class action procedures; and (iii) Lender may not bring any dispute in a purported representative capacity on behalf of the general public or any other persons.

12.7   Notwithstanding the foregoing, the parties agree that the following disputes are not subject to the above provisions concerning informal negotiations and binding arbitration: (i) any disputes seeking to enforce or protect, or concerning the validity of, any of a party's intellectual property rights; (ii) any dispute related to, or arising from, allegations of theft, piracy, invasion of privacy or unauthorized use; and (iii) any claim for injunctive relief.

12.8   This Agreement is not intended to and shall not be construed to give any third party any interest or rights (including, without limitation, any third-party beneficiary rights) with respect to or in connection with any agreement or provision contained herein or contemplated hereby, except as otherwise expressly provided for in this Agreement.

12.9   This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes any prior agreement or understandings among them. The rights and obligations of the parties to this Agreement will be binding on, and will be of benefit to, each of the parties' successors, assigns, heirs and estates.

12.10   All notices under this Agreement will be sent via email or through the Token Network that facilitated the offering of this Agreement, notice will be considered effective when sent. The Company may post updates on its website as a courtesy to Lenders, but is not required to, nor will updates posted exclusively on the Company's website be considered effective notice unless each Lender is directed to said website via email or through the Token Network that facilitated the offering of this Agreement. Once a party has provided notice, the other party will have fifteen (15) calendar days to respond if there is an *actionable event* (for example requesting a cash remittance under **Section 1(c)**). It is the Lender's sole responsibility to keep the Company informed of any changes in Lender's email address or any transfers of ownership of this Agreement.

12.11   In no event shall any stockholder, officer, director or employee of the Company be liable for any amounts due or payable pursuant to this Agreement.

12.12   The Company shall not be liable or responsible to the Lender, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement, when and to the extent such failure or delay is caused by or results from acts beyond the affected party's reasonable control, including, without limitation: (i) acts of God; (ii) flood, fire, earthquake or explosion; (iii) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, or other civil unrest; (iv) laws or (v) action by any Governmental Authority.

(*Signature page follows*)

ORAL AGREEMENTS OR ORAL COMMITMENTS TO LEND MONEY, EXTEND CREDIT, OR FORBEAR FROM ENFORCING REPAYMENT OF A DEBT ARE NOT ENFORCEABLE UNDER WASHINGTON LAW.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed and delivered.

NORI, LLC

By: _____

Name: _____

Address:_____

Email:_____

LENDER

By: _____

Name: _____

Email:_____

Wire Information / ACH Information:



Company Name	Nori Carbon Removal Marketplace

Logo	

Headline	Nori is on a mission to reverse climate change.

Cover photo	

Hero Image





Tags	Social Impact, Tech, Blockchain, Environment, Energy

Pitch text	

Nori is a marketplace for reversing climate change

Nori is a blockchain-based marketplace to remove carbon dioxide from the atmosphere. The NORI token works as a medium of exchange for Carbon Removal Certificates (CRCs).

Deal Highlights

- Most carbon markets and efforts to fight climate change are set on reducing CO2 pollution; Nori is different and wants to completely reverse climate change by removing CO2 from the atmosphere
- Economists and policymakers agree: we need a price on carbon. The NORI token delivers that for the world
- Featured in Fast Company, GreenBiz, GeekWire, New Food Economy, CleanTechnica, Virgin Unite, and Sea Change Radio
- Our *Reversing Climate Change* podcast has over 35 episodes and is the leading podcast on carbon removal
- Our founders and advisors have more combined experience in carbon removal than any other team on earth, having developed cutting edge technologies and founded key initiatives in the space

Nori puts the power to reverse climate change in your hands

We are all affected by climate change. And most people feel like we've run out of options for dealing with it. Many have tried lobbying their government for action, but the response has been slow and insufficient.

Nori is putting the power to reverse climate change back into your hands. Our marketplace incentivizes people to remove carbon dioxide from the atmosphere. By buying our tokens, you can use them to pay others for removing CO2.

How we enable carbon removal

One NORI token can be used to buy one Carbon Removal Certificate (CRC), representing one tonne of CO2 removed. The person who removed the CO2 gets paid with that NORI token and can trade that for cash or any other cryptocurrency. By creating a marketplace where people can easily pay for carbon dioxide removal, Nori will incentivize more people *t* remove carbon dioxide and ultimately reverse climate change.

The Nori marketplace participants

Suppliers of CRCs get paid in NORI tokens for how much CO2 they've removed. It's a way to monetize activities they might already be doing or inspire new entrepreneurs and businesses to invest in carbon removal.

Verifiers of CRCs vet carbon removal claims made by suppliers, and in turn get new opportunities for expanding their businesses as they innovate more accurate methods for verifying CO2 has been removed.

Buyers of CRCs get verified certificates that prove carbon dioxide has been removed. They can use these certificates for meeting carbon reduction obligations and for corporate social responsibility reports.


How does the Nori marketplace work?
SUPPLIERS
Anyone removing CO_2 from the atmosphere
VERIFIERS
Independent third parties who verify CO_2 removal claims.
BUYERS
Anyone who pays for removing CO_2 from the atmosphere
Verification
CRCs
NORI
NORI Tokens
1 Carbon Removal Suppliers remove and store CO_2 from the atmosphere
2 Independent Verifiers vet the Suppliers' carbon removal claims
3 Nori issues Carbon Removal Certificates (CRCs) to Carbon Removal Suppliers
4 Carbon Removal Suppliers list their CRCs for sale in the Nori Marketplace
5 Carbon Removal Buyers purchase the CRCs from the Suppliers
6 Nori immediately retires the CRCs to ensure no double counting

The NORI token

Per leading economists and policymakers, it's clear that we need a price on carbon. The NORI token delivers that for the world. The price of NORI should be similar to how the Brent Crude Oil reference price functions for oil prices. It's one single price that reflects true market demand for carbon dioxide.

One NORI token will always pay for removing one tonne of CO2 from the atmosphere. The price of the NORI will change over time as the demand for removing CO2 changes.

As the price of NORI increases, so too does the incentive for people to remove carbon dioxide. We envision an entirely new industry of businesses, jobs, products, and overall value being created to remove CO2 from the atmosphere. **The more the NORI token is worth, the more people will take action to reverse climate change.**

How carbon removal works

There are already many different methods available that can remove carbon dioxide from the atmosphere and safely store it so that it no longer impacts global warming. We group them into three broad categories: ecological, industrial, and hybrid.



Many methods to remove CO_2
ECOLOGICAL
INDUSTRIAL
HYBRID
Soil carbon storage
Afforestation
Blue carbon
Direct air capture with mineral geologic sequestration
Direct air capture into products
Bioenergy with Carbon Capture and Storage (BECCS)
Biochar
Biosequestration
Enhanced weathering

Ecological

Farmers can change their agricultural practices to store more carbon in soils. Forest managers can grow trees that sequester the CO2. Kelp and seaweed can be grown in waters all around the world and then dropped to the bottom of the ocean.

Industrial

Technology like direct air capture can be used to create artificial trees that absorb CO2 from the air. That captured CO2 can be pumped underground where it will turn into rock, or it can be used to manufacture products like plastics, tennis shoes, and carbon fiber.

Hybrid

Hybrid approaches combine both ecological and industrial methods. Crops can be grown that are burned in power plants for energy, and their emissions are captured for storage in underground reservoirs. Minerals like olivine can be forced to absorb CO2 through a process called enhanced weathering. Construction materials like carbon-negative cement and sustainably-harvested timber can be used for buildings.

Market opportunity




TOTAL AVAILABLE MARKET
$42 billion/yr purchased to meet compliance commitments worldwide
SERVICEABLE AVAILABLE MARKET
$4.3 billion/yr demand at $16/CRC
TARGET
$320 million/yr of transaction volume in CRCs by year 5

Nori’s first carbon removal methodology

While Nori plans to enable a suite of carbon removal technologies in its marketplace, we will initially focus on carbon removal through soils. Agricultural practices have contributed to over one-third of the CO2 emitted into the atmosphere since the Industrial Revolution. By changing to practices of no-till, cover-cropping, and crop rotations, farmers can not only store more CO2 in their soil, but also better retain water and grow crops with higher yields. Soil carbon removal comes with an incredible range of benefits to the farmer, and so an incentive to participate in the Nori marketplace already exists.


Soil carbon removal
Potential of US croplands to sequester CO₂
1 billion tonnes/year
Typical trading price range (existing markets)
$1-16/tonne
Sequestration necessary to return to 300ppm
1 - 1.5 trillion tonnes

Traction

Shortly after forming the company, we entered and won the ConsenSys Blockchain for Social Impact Hackathon in the Energy & Environment category.

In April 2018, Nori hosted the first-ever Reversapalooza conference in Seattle, WA. We brought together over 100 of the world’s leading experts in carbon removal, regenerative agriculture, and carbon markets to discuss the Nori market design.

Footage of the entire conference is available on the Nori YouTube page.



Since Reversapalooza, we've been gathering feedback from market participants on our methodology designs in a series of webinars found here.

Our podcast, *Reversing Climate Change,* is the only podcast dedicated exclusively to discussion around carbon removal. We've had over 19,000 downloads since we launched it in December 2017.



Read more:

- Nori White Paper
- Website
- Blog
- *Reversing Climate Change* podcast
- Facebook
- Twitter
- YouTube

Nori in the media

















Fast Company: *This "carbon removal marketplace" will make buying offsets easier*

GeekWire: *Seattle-based startup Nori is hoping to deliver what Al Gore, the Paris climate accord and others have not: a market-driven solution to not only curb greenhouse gas emissions, but actually remove planet-warming carbon from the atmosphere.*

The New Food Economy: *With a blockchain-based accounting platform, Nori can prove to buyers that the credits they purchase are retired and not resold to other companies.*

Timeline



Timeline and roadmap
August 2017
Company founding
September 2017
Won the ConsenSys Blockchain for Social Impact hackathon
April 2018
Reversapalooza Summit in Seattle —gathered feedback from key stakeholders and contributors
Q3/Q4 2018
Regulation CF and Regulation D sales
Q1 2019
Ability to purchase CRCs will be open to public
2019
Bring online new methodologies
2020
Embed CRC purchasing in partner applications (e.g. offset gasoline purchase in real-time)

Token allocation

We are creating a total of 500 million tokens. Six million are offered for sale in this crowdfunding campaign. Ninety-four million will be sold to accredited investors in a Regulation D securities sale.

Two hundred and fifty million tokens will be sold after the Nori marketplace has launched. One hundred million tokens will be held as an insurance reserve (to pay for invalid CRCs in order to make the buyers whole), and 50 million are reserved for the Nori team. These tokens for the Nori team will be distributed over a four-year vesting schedule.

Token Allocation	Percentage	# of Tokens
Regulation CF	1.2%	6,000,000
Regulation D	18.8%	94,000,000
Public sale	50%	250,000,000
Insurance reserve	20%	100,000,000
Nori founders/employees/advisors	10%	50,000,000
Total		**500,000,000**

Nori team



Nori founders, from left to right: Alexsandra Guerra, Christophe Jospe, Ross Kenyon, Jaycen Horton, Aldyen Donnelly, Paul Gambill, Paul Carduner

We come from a variety of backgrounds, but are all united in purpose and mission to reverse climate change:

- **Aldyen Donnelly** has been an expert on carbon markets and carbon pricing for over 25 years, and she wrote the very first soil carbon contract for the Iowa Farm Bureau at the turn of the century.
- **Paul Carduner** sold a startup to Facebook and went on to found and lead the engineering teams for Facebook's photos and videos products.
- **Michael Leggett** worked at Google and Facebook and led the design teams for Gmail, Google Inbox, Google Finance, and Facebook Messenger.
- **Christophe Jospe** worked as the Chief Strategist at the ASU Center for Negative Carbon Emissions.
- **Paul Gambill** founded the first-ever networking group for carbon removal and is an experienced software pr manager.
- **Alexsandra Guerra** is an environmental engineer who was inspired at the age of 15 by Nori advisor Klaus Lackner to build machines that could remove carbon dioxide.

- **Ross Kenyon** is an experienced blockchain community expert and has worked with Tezos, Sweetbridge, ZenCash, Indiegogo, and Blue Frontiers.

- **Jaycen Horton** is co-organizer of the largest blockchain meetup in Arizona, and previously worked as a lead software engineer for Dell and Wells Fargo.

Advisors

Our advisors are industry leaders in carbon removal, clean energy, and the technology industry at large.

Klaus Lackner, PhD

Dr. Klaus Lackner pioneered the concept of direct air capture more than 20 years ago. He is currently the Director of the Centre for Negative Carbon Emissions at Arizona State University.



Ramez Naam

Ramez Naam is a futurist, sci-fi author, and the Co-Chair for Energy and Environment at Singularity University at NASA Ames. His book, *The Infinite Resource*, was an early inspiration for Nori co-founder Paul Gambill.



David Addison

David Addison is the manager of the Virgin Earth Challenge, Sir Richard Branson's $25M innovation prize for scalable and sustainable ways of removing carbon from the atmosphere.





Bob Beth

Bob Beth has founded several software companies, and is currently a Special Advisor to the World Business Academy for their Clean Energy Moonshot in California.



Join Nori in the mission to reverse climate change!

Nori is building a marketplace so that anyone in the world can make it their mission to reverse climate change.

Use NORI tokens to offset your carbon footprint, invest in a new commodity for carbon removal, and spark the growth of a new industry that can restore the balance of carbon dioxide in the atmosphere. The more people buy and use NORI tokens, the more we collectively incentivise farmers, entrepreneurs, and businesses to remove carbon dioxide across the globe.

Team

	Paul Gambill	Chief Executive Officer	In 2015, Paul Gambill established the first community dedicated to carbon removal called Carbon Removal Seattle. He has 6 years of experience in managing mobile and web application projects for clients including Nike, Showtime, Target, and Starbucks.
	Christophe Jospe	Chief Development	Founded his first company, Carbon A List, in 2016 as a consultancy to provide investor research, carbon offsets, and

		Officer	fundraising support. Prior to that, he was chief strategist for the Center for Negative Carbon Emissions at Arizona State University.
	Paul Carduner	Chief Technical Officer	After selling his second startup to Facebook, Paul spent five years building Facebook's photo and video teams. Prior to Nori, Paul took an interest in software for social good, working with Code.org to improve access to computer science education.
	Aldyen Donnelly	Director of Carbon Economics	Aldyen has been a small business developer and consultant for over forty years. In the mid-1990s, Aldyen started to work on market-driven strategies to reduce atmospheric carbon concentrations.
	Alexsandra Guerra	Director of Strategic Planning	Alexsandra is an engineer by study, and worked for three years at Southern California Edison (SCE) as a renewable energy integration engineer. While at SCE, she worked on data-driven projects focused on grid modernization.
	Jaycen Horton	Principal Blockchain Architect	Jaycen has worked as a Lead Software Engineer for Dell, ASU Decision Theater, and MapStory and Information Security Engineer at Wells Fargo. He is currently the co-organizer of the largest blockchain meetup in Arizona.
	Ross Kenyon	Lead Growth Strategist	Ross is a blockchain professional with a background in academia, filmmaking, and business development. He has worked with Tezos, Sweetbridge, ZenCash, Indiegogo, and Blue Frontiers.
	Jacob Farny	Principal Product Designer	Jacob is a designer with consulting experience in a variety of industries such as health care, retail, and big data. He's worked with big and small brands alike including Starbucks and Eddie Bauer. His education is in human computer interaction.
	Richard Farman	Software Engineer	Richard is a recent graduate as the first Computer Science major from Whitman College. With experience in Full Stack development and a background in Liberal Arts, he has a passion for designing and developing simple solutions for complex problems.
	Michael Leggett	Director of Product	Michael Leggett has built and led design teams at Google and Facebook for the last 13 years including Gmail, Android, Messenger, Ads, and more. Michael has a degree in Cor Science from Rice University.

Perks

FAQ

What does Nori do?

Nori is on a mission to reverse climate change by making it as simple as possible to pay people to remove carbon dioxide from the atmosphere. Nori is building the open source market infrastructure to allow for carbon removal projects to measure and monetize their activity. Our voluntary marketplace, based on blockchain technology, will enable carbon removal suppliers to connect directly with buyers, improve efficiency, and reduce costs.

What is Nori's approach to environmentalism?

Humanity would not be as successful as it has been without affordable and reliable fossil fuels. However, burning fossil fuels releases carbon dioxide and other greenhouse gases into the atmosphere, exacerbating the greenhouse effect. There are only two known ways to manage the greenhouse effect: reduce the amount of new emissions into the atmosphere (**mitigation**), and remove the past emissions that are already there (**carbon removal**). We are past the point where mitigation alone can reverse climate change. We need carbon removal.

We see addressing climate change as a waste management problem. Carbon-free sources of energy allow us to not create new waste. Adding a tonne of new waste to the atmosphere requires taking one tonne away. Nori's aim is to become the first voluntary garbage collector of carbon dioxide.

Nori also seeks to make carbon removal a form of environmentalism that could be rewarding rather than punitive. If people can make money being carbon removers, we believe that much of the conflict between economic growth vs. the environment would vanish.

What is carbon removal?

Carbon removal refers to any ecological or industrial approach that can take carbon dioxide out of atmospheric or oceanic circulation beyond what would have occurred naturally. While the approaches have varying scaling potential, costs, technological readiness, measurement techniques, permanence, energy consumption/production, and additional impacts, they are all similar in that they comprise a way to capture and store carbon dioxide.

What are the different types of carbon removal?

There are several ways to remove carbon dioxide from the atmosphere. They fall into three main categories: ecological, industrial, and hybrid.

Ecological carbon removal can be achieved through land and ocean management techniques. These approaches often present co-benefits that extend beyond carbon dioxide removed through regenerating or improving natural assets.

- *Soil Carbon Storage* refers to techniques that can increase the organic matter (carbon) stored in soils on agricultural and managed lands through cropping and grazing, typically under the paradigm of regenerative agriculture.
  Afforestation is the establishment of forests or stands of trees where there previously was no forest cover. Carbon dioxide is captured by photosynthesis and is stored in the biomass of trees.
- **Blue Carbon** refers to carbon captured by the world's oceans and coastal ecosystems. The carbon captured by living organisms in oceans is stored in the form of biomass and sediments from mangroves, salt marshes, seagrasses, seaweed, and algae.

Industrial carbon removal refers to engineered solutions that use synthetic and mechanical processes to remove and store carbon.

- **Direct air capture** *with mineral geologic sequestration* uses machines to extract and concentrate carbon dioxide to store in mineral carbonates with no economic value. This can be done under the seabed.
  Direct air capture into products uses machines to extract and concentrate carbon dioxide into products ranging from concrete, polymers, graphene, and

other materials containing carbon dioxide.

Hybrid carbon removal is a combination of ecological and industrial processes.
- Bioenergy with Carbon Capture and Storage (BECCS) relies on biomass to remove carbon dioxide, generate energy at a power plant, and produce gaseous emissions which can be captured and stored underground.
- Biochar relies on biomass to remove carbon dioxide and generate energy by using a process that starves the fuel of oxygen thereby leaving behind a carbon-rich residue that when spread over soil sequesters the CO_2 in the ground.
- Biosequestration in materials refers to any approach that leverages biology to store carbon in products ranging from carpets to clothes to building materials.
- Enhanced weathering is a chemical process that occurs on land or in ocean that spreads minerals. Certain types of waste rock from mining operations can be exposed to carbon dioxide and combine with it to create mineralized carbon storage.

Why are you starting with soil carbon storage?	The first type of Carbon Removal Certificates (CRCs) on the Nori platform will be generated from agricultural projects that can store carbon dioxide in soils. We are starting here because of the crisis of soil carbon loss, the immense potential to store carbon in soils, and the unique features of the Nori design which enable risk mitigation against carbon losses and lower verification costs that do not exist in traditional offset markets. Through more regenerative farming practices there is a theoretical capacity to store ten billion tonnes of CO_2 per year. By creating a financial instrument that supports growers to increase carbon dioxide in their soils, we're also advancing a number of great co-benefits like drought resistance, reduced runoff pollution, and an overall improvement of soil health.
Why is carbon removal necessary to stop climate change? Isn't carbon reduction enough?	Since the Industrial Revolution, humankind has burned fossil fuels to produce energy which release greenhouse gases. Despite our understanding of the clear linkage between excess greenhouse gases in the atmosphere/oceans and global climate change, humans have been unable to stop emitting. While reducing and replacing carbon emissions are key components to slowing down the flow of greenhouse gases to the atmosphere, because carbon dioxide stays in the atmosphere for hundreds of years—warming the planet—the only way to stop the most severe effects of climate change is by balancing the total stock of carbon dioxide in the atmosphere. This can only be achieved through carbon removal. Carbon reduction is a start, but it's simply not enough. The easiest way to view this is an arithmetic problem. We are putting too many greenhouse gasses into the atmosphere and not taking enough out. Carbon removal helps create the necessary balance to roll back the effects of climate change.
How is Nori different from other voluntary carbon offset registries and how does it work?	Nori is unique in the carbon market space because we are focused 100% on carbon removal from the atmosphere. Paying people not to cut down existing trees is not a model that would qualify for CRCs in our market. Reversing climate change requires both decreasing current emission rates, as well as removing the 1.5 trillion tonnes of excess CO_2 that's already up in the atmosphere. Many companies and initiatives focus on reducing present and future emissions, but Nori is the only market that deals exclusively in removing past emissions. Nori allows buyers to pay for CRCs in a first-in-first-out (FIFO) order as they're entered into the marketplace. This commoditizes the removal of CO_2 and removes the costly matchmaking process that occurs in trad carbon offset markets. Nori is also different from existing carbon markets by taking a software approach to reduce costs for suppliers and buyers through streamlining data collection. By accounting for the ownership of the CRCs on the blockchain, Nori eliminates the double-counting problem that has plagued past attempts at creating healthy carbon

offsets markets. Nori's cost structure is substantially different from traditional carbon offset markets. We do not charge fees to develop new methodologies, and only ever charges suppliers a one time registration fee to list projects.

Who do you work with?	The Nori marketplace has three distinct types of users involved: A **Supplier** is a person or entity whose actions remove carbon dioxide from the atmosphere, store those elements in a terrestrial, industrial, subsurface, or aquatic reservoir, and offer CRCs for sale in the Nori marketplace. The initial suppliers in our network are American farmers and groups working with farmers who are removing carbon dioxide through their agricultural practices. A **Verifier** is a qualified professional in a position of fiduciary responsibility who can attest to the accuracy of evidence provided annually by CRC suppliers to substantiate their claims that carbon dioxide has been removed from the atmosphere and stored in a terrestrial, industrial, subsurface, or aquatic reservoir. The initial verifiers we are working with have past experience working with traditional carbon offset markets. A **Buyer** is the name given to a person or entity that uses NORI tokens to purchase CRCs in the Nori marketplace. Buyers might be corporations who want to negate their emissions or individuals who simply care about environmental sustainability. Beyond active market participants, Nori is working alongside scientists, policy makers, businesspeople, and concerned citizens to build an open, transparent, and iterative platform.
Why does Nori need its own token, the NORI?	Nori needs its own token so that one NORI can always be exchanged for one Carbon Removal Certificate (CRC). NORI's price in secondary markets will become the effective price of carbon removal. The token also enables price discovery from buyers with value-based pricing. One of our biggest goals is for NORI's price to be treated similarly to the Brent Crude oil reference price but for carbon. This would, for the first time, establish a truly universal and market-driven price on carbon, which is desperately needed.
How does the token relate to carbon removal?	One NORI token allows for the purchase of a Carbon Removal Certificate (CRC). Think of it like a gift card that allows you to pay for carbon removal. When used, the NORI token will immediately retire a CRC.
Does Nori verify the Carbon Removal Certificates (CRCs)?	No. We work with third-party verifiers who conform to our established methodology standards to verify carbon removal data.
What are the benefits to farmers of working with you?	There are numerous benefits to regenerative farming, such as saving on fertilizer, machinery, and gasoline. Plus, there's less carbon dioxide going into the atmosphere because of the reduced need to refine the nitrogen through ammonia production. With regenerative farming, farmers don't need to spend money on fuel sources to power their plow. They end up with more carbon in their soil, which makes their crops grow bigger, better, faster, and more nutritious. Nori is adding another benefit to farmers who participate in the marketplace. For every tonne of carbon dioxide they remove and store in the soil, they get paid with a NORI token. Farmers increasingly are doing regenerative farming for the economic and environmental benefits. Farmers in our network can receive payments for the

ecosystem services they are already providing, encouraging the growth of regenerative agricultural practices.

Are you working with farmers now?

We're working with farmers, farm developers, and farm technology developers right now to build this product in a way that provides real value to the farmers while ensuring the removed CO2 is verified accurately and credibly. Regenerative agriculture can provide an enormous boon to farmers (better crop yields, better water retention) but the transition can be difficult and complex depending on factors like who owns the land. We're engaging with different partners to make sure we're building a system that can be beneficial to both farmers and buyers of their CRCs. There are pilot programs beginning soon.

What other methodologies are coming soon?

After launching the cropping methodology, we intend to add managed grazing projects and agroforestry. Industrial technologies are a little farther off, and they are primarily doing Carbon Capture and Use (CCU) rather than Carbon Capture and Storage (CCS) for the moment. As industrial technologies continue to plummet in cost, we will be ready to help them monetize their carbon removal.

Video Transcript

Global climate change. The dangerous result of excess carbon dioxide in our atmosphere. Most efforts to combat climate change focus on reducing emissions, like through energy efficiency, and renewable energy. But reducing emissions is simply not enough. Even if we cut emissions to zero, there will still be too much CO2 in the atmosphere. We must actually remove carbon dioxide from the air in order to truly reverse the impacts of climate change. Nori is working to do just that. Nori is on a mission to reverse climate change. To restore a healthy climate, we need to remove 1.5 trillion tons of CO2 from the atmosphere. Luckily, there are ways to do this: planting trees, regenerative farming, even capturing CO2 directly from the air. These are happening on a small scale, but we need to do more. This is where Nori comes in. Nori is building a system that empowers carbon dioxide removal. We're bringing people, businesses, and entrepreneurs together in a single, virtual marketplace. A marketplace that encourages the reversal of climate change without the hurdles that exist in today's markets. Nori makes it easy for people who remove CO2 to get paid for their work. And for new CO2 removal technologies to grow. And because our marketplace is backed by blockchain technology, it provides an easy, transparent, and verifiable way to make it happen. Nori believes the solution to climate change is a combination of technology and incentives. And that's what we do. WIth Nori, everyone can make it their mission to reverse climate change. Find out more about Nori, and the Nori marketplace at nori.com.